HypoVereinsbank

03037529

Securities & Exchange Commission
Judiciary Plaza
450 Fifth Street, N. W.
Washington, D. C. 20549
USA

RECEIVED
SEC MAIL PROCESSING SECTION
NOV 18 2003
WASH. D.C.
155

GSC1IR - Investor Relations
Susan Eckenberg
80311 Munich
Telephone (089)378-29185
Telefax (089)378-24083

Munich, November 11th, 2003

Re: Bayerische Hypo- und Vereinsbank AG („HypoVereinsbank")
File No. 82-3777

Bayerische Hypotheken und Wechsel

Ladies and Gentlemen:

HypoVereinsbank hereby furnishes to you as required by Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended:

- Investor Relations Release dated October 17, 2003 commenting on HVB fully supporting capital increase of Munich Re
- Investor Relations Release dated October 29, 2003 commenting on HVB Group's nine-month results for 2003
- Investor Relations Release dated November 3, 2003 commenting on HypoVereinsbank increasing VuW holding to over 90 percent
- Interim Report at September 30, 2003

You will receive the items listed above in the both the German and the English language.

PROCESSED
NOV 25 2003
THOMSON FINANCIAL

SUPPL

Very truly yours,

Bayerische Hypo- und Vereinsbank
Aktiengesellschaft

By: ______________________
Name: Susan Eckenberg
Title: IR Manager

By: ______________________
Name: Marc Hess
Title: IR Manager

Enclosure

File No.
82-3777

Zwischenbericht zum 30. September 2003

HVB Group

INHALT

DIE WICHTIGSTEN ERGEBNISSE

Kennzahlen (in %)	1.1.–30.9.2003	2002
Eigenkapitalrentabilität nach Steuern		
(bereinigt um Goodwillabschreibungen)	1,3	–2,3
Eigenkapitalrentabilität nach Steuern	–0,3	–4,4
Cost-Income-Ratio		
(gemessen an den operativen Erträgen)	64,0	69,1
Anteil Provisionsüberschuss an den operativen Erträgen	27,4	26,2
Erfolgszahlen	1.1.–30.9.2003	1.1.–30.9.2002
Betriebsergebnis (in Mio €)	969	–814
Gewinn/Verlust (in Mio €)	–30	–113
Ergebnis je Aktie		
(bereinigt um Goodwillabschreibungen in €)	0,24	0,10
Ergebnis je Aktie (in €)	–0,06	–0,20
Bilanzzahlen (in Mrd €)	30.9.2003	31.12.2002
Bilanzsumme	505,5	691,2
Kreditvolumen	350,4	487,9
Bilanzielles Eigenkapital	10,4	14,2
Bankaufsichtsrechtliche Kapitalkennzahlen nach BIZ	30.9.2003	31.12.2002
Kernkapital (in Mrd €)	15,5	19,1
Eigenmittel (in Mrd €)	27,4	33,4
Risikoaktiva (in Mrd €)	259,8	340,6
Kernkapitalquote (in %)	6,0	5,6
Eigenmittelquote (in %)	9,5	9,1
Aktie	1.1.–30.9.2003	2002
Börsenkurs: Stichtag (in €)	14,77	15,22
Höchststand (in €)	18,60	42,55
Tiefststand (in €)	6,88	11,75
Börsenkapitalisierung Stichtag (in Mrd €)	7,9	8,2
	30.9.2003	31.12.2002
Mitarbeiter	61 776	65 926
Geschäftsstellen	2 069	2 104

TRANSFORMATIONSPROGRAMM WEITERHIN KONSEQUENT UMGESETZT

Die Ziele unserer Transformation 2003 hatten wir im Geschäftsbericht 2002 (siehe Band Jahresbericht das Kapitel »Die Transformation der HVB Group«, Seiten 37–41) sowie in den Zwischenberichten zum 31. März und 30. Juni 2003 bereits ausführlich dargestellt. Im Wesentlichen wollen wir in diesem Jahr unsere Kernkapitalquote auf bis zu 7% stärken, die operative Wertschöpfung im Kerngeschäft nachhaltig erhöhen sowie die Komplexität im Konzernaufbau reduzieren. Per Ende September erzielten wir dabei erneut erhebliche Fortschritte.

Unsere Transformation haben wir im Jahresverlauf zügig vorangetrieben und wichtige Meilensteine planmäßig realisiert: Mit dem erfolgreichen IPO der Bank Austria Creditanstalt im Juli vereinnahmten wir rund 1 Mrd €. Damit haben wir unsere Kapitalbasis kräftig gestärkt und uns auch finanzielle Flexibilität zum Wachstum in Zentral- und Osteuropa erhalten. Beim Verkauf der norisbank erzielten wir einen erheblichen Buchgewinn zur weiteren Stärkung unserer Kapitalbasis und konnten gleichzeitig unser strategisches Profil in der Konsumentenfinanzierung schärfen.

Mit der Abspaltung von wesentlichen Teilen unseres gewerblichen Immobilienfinanzierungsgeschäfts und dem Verkauf der Bank von Ernst konnten wir nun weitere Etappenziele der Transformation erreichen. Der Markt honoriert die konsequente Umsetzung unseres Programms und die dabei klar verbesserte Ertragskraft der HVB Group: Auch im dritten Quartal sowie insbesondere im Oktober gestaltete sich die Entwicklung der HVB-Aktie anhaltend positiv.

SPIN-OFF DER HYPO REAL ESTATE GROUP: NEUE HVB GROUP MIT KLARER AUSRICHTUNG AUF EUROPÄISCHE PRIVAT- UND FIRMENKUNDEN

Im Rahmen unseres Transformationsprogramms hatten wir uns dazu entschlossen, uns von wesentlichen Teilen unseres gewerblichen Immobilienfinanzierungsgeschäfts zu trennen. Hierzu haben wir nun unsere inländischen Hypothekenbanktöchter und unsere europäischen Immobilienfinanzierungsaktivitäten an die Hypo Real Estate Group übertragen. Mit rund 55 Mrd € leistet die Abspaltung der Hypo Real Estate Group einen erheblichen Beitrag zur Reduzierung der Risikoaktiva der HVB Group. Damit verbinden wir gleichzeitig die Vorteile eines deutlich verbesserten Risikoprofils sowie eines geringeren Refinanzierungsbedarfs am Kapitalmarkt. So unterstreicht die neue HVB Group ihren eindeutigen strategischen Fokus auf das Geschäft mit Privat- und Firmenkunden in ihren europäischen Kernmärkten.

Nach Eintragung ins Handelsregister Ende September ging die Hypo Real Estate Group am 6. Oktober als unabhängiger Konzern mit eigener Aktiennotierung in Frankfurt und Wien an den Start. Wir haben unseren Aktionären einen solide kapitalisierten Konzern unter Führung eines erfolgreichen Managements übergeben. Auf der Grundlage eines überzeugenden Geschäftsmodells positioniert sich die Hypo Real Estate Group als führender Wettbewerber in der internationalen gewerblichen Immobilienfinanzierung. Die Abspaltung ist rückwirkend zum 1. Januar 2003 wirksam.

VERKAUF DER BANK VON ERNST UND WEITERHIN ABBAU VON RISIKOAKTIVA

Anfang Oktober haben wir den Verkauf der Bank von Ernst, Bern, mit voraussichtlicher Wirkung zum Jahresende 2003 bekannt gegeben. Bei einem Verkaufspreis von ca. 323 Mio € erzielen wir einen substanziellen Buchgewinn. Mit diesem Schritt stärken wir unseren Geschäftsfokus in unseren Kernmärkten Deutschland, Österreich sowie in Zentral- und Osteuropa und verbessern unsere Eigenkapitalbasis spürbar.

Zur Erhöhung unserer Kernkapitalquote und zur Optimierung unseres Risikoprofils trägt auch der deutliche Abbau unserer Risikoaktiva bei. Einen entscheidenden Beitrag leistete dabei die Abspaltung der Hypo Real Estate Group. Darüber hinaus hatten wir zu Jahresbeginn ein Bündel von Maßnahmen aus der Veräußerung nichtstrategischer Beteiligungen, Portfolioverkäufen und Verbriefungen verabschiedet. Hierbei haben wir im dritten Quartal erneut erfreuliche Ergebnisse erzielt und die Risikoaktiva im gesamten Jahresverlauf bereits um 81 Mrd € reduziert.

NACHHALTIGE ERGEBNISVERBESSERUNG: MASSNAHMEN ZUR KAPAZITÄTSANPASSUNG GREIFEN...

Unser Kapazitätsanpassungsprogramm sieht den Abbau von 11 100 Stellen in dem Zeitraum 2001 bis 2003 vor. Bis zum Jahresende 2002 hatten wir davon bereits knapp 6.800 Stellen reduziert.

Das gesamte Kapazitätsanpassungsprogramm soll zum Jahresende 2003 abgeschlossen werden. Wir liegen bei der Umsetzung des Programms im Plan und rechnen deshalb zum Jahresende unter Berücksichtigung von Erstkonsolidierungen (zum Beispiel Biochim Bank), aber auch der Abspaltung der Hypo Real Estate Group mit einer Mitarbeiterzahl von etwa 60 000 im Konzern.

In den ersten neun Monaten sank die Zahl der Mitarbeiter um 4150 auf 61 776. Von dem Rückgang entfallen 3478 auf entkonsolidierte Gesellschaften (insbesondere die Hypo Real Estate Group und norisbank); erstkonsolidierte Töchter (vor allem Biochim Bank) haben die Mitarbeiterzahl um 1996 erhöht. Die Zahl der Geschäftsstellen verringerte sich in den ersten neun Monaten um 60 ohne die 155 Geschäftsstellen der erstkonsolidierten Biochim Bank und ohne Berücksichtigung der 99 Geschäftsstellen der norisbank und der 31 Geschäftsstellen, die der Hypo Real Estate Group zugeordnet sind.

...UND OPERATIVER TURNAROUND BESCHLEUNIGT SICH

Der Geschäftsverlauf in den ersten neun Monaten dieses Jahres ist voll im Rahmen unserer Erwartungen, Erträge und Ergebnisse haben wir im dritten Quartal im Vergleich zu den beiden ersten Quartalen dieses Jahres deutlich gesteigert. Im Ausblick des Financial Review (Geschäftsbericht 2002, Band Finanzbericht, Seiten 8 f.) hatten wir den Zielkorridor für das Jahr 2003 angegeben, den wir mit der neuen HVB Group, also nach Abspaltung der Hypo Real Estate Group, anstreben. In den ersten neun Monaten haben wir diesen Zielkorridor anteilig erreicht: Bei den operativen Erträgen übertreffen wir auf Grund des Veräußerungsgewinns norisbank in Höhe von 279 Mio € die in der Bandbreite prognostizierten Werte. Ohne den Veräußerungsgewinn norisbank liegen wir mit 7275 Mio € genau in der Mitte der Bandbreite. Unsere Planungsannahmen bezüglich der Kreditrisikovorsorge haben nach wie vor Bestand; die Ergebnisauswirkungen der hohen Insolvenzzahlen hatten wir antizipiert. Die Reduzierung der Verwaltungsaufwendungen wird durch das erweiterte Programm zur Kapazitätsanpassung unterstützt und durch ein striktes Kostencontrolling überwacht. Dadurch haben wir die Verwaltungsaufwendungen in den ersten neun Monaten auf einen Wert unter der angestrebten Bandbreite gedrückt. Die Cost-Income-Ratio der neuen HVB Group hat sich deshalb auf 64,0% im Vergleich zum Vorjahr (72,0%) spürbar verbessert. Sie liegt auch nach Eliminierung des Veräußerungsgewinns norisbank mit 66,5% in dem angestrebten Zielkorridor.

Neue HVB Group	2003 e	3/4 von 2003 e	1.1.–30.9.2003
Gesamte operative Erträge (in Mio €)	9 500 – 9 900	7 125 – 7 425	7 554
Kreditrisikovorsorge (in Mio €)	2 300 – 2 600	1 725 – 1 950	1 749
Verwaltungs-aufwendungen (in Mio €)	6 500 – 6 700	4 875 – 5 025	4 836
Cost-Income-Ratio (in %)	66–70	66–70	64,0

In die Konzern-Gewinn- und Verlustrechnung des Vorjahres war die Hypo Real Estate Group mit ihren Aufwendungen und Erträgen einbezogen. Nach der Abspaltung der Hypo Real Estate Group ist die Erfolgsanalyse der neuen HVB Group im Vorjahresvergleich durch Entkonsolidierungseffekte beeinträchtigt, sie führen zu einem niedrigeren Ausweis der Erträge und Aufwendungen. Um einen betriebswirtschaftlich sinnvollen und aussagekräftigen Vergleich zu erreichen, legen wir unseren Angaben über die Erfolgsentwicklung der HVB Group in diesem Teil des Berichts die Erfolgsrechnung in der Pro-forma-Darstellung zugrunde[1]. Hierbei wird unterstellt, dass die Hypo Real Estate Group bereits im Vorjahr nicht mehr Teil der HVB Group war. Dementsprechend sind in dieser Darstellung die Aufwendungen und Erträge der Hypo Real Estate Group des Vorjahres nicht mehr enthalten, Entkonsolidierungseffekte aus der Abspaltung also ausgeblendet. Für den Vergleich haben wir die anteiligen Vorjahreswerte zugrunde gelegt.

PRO-FORMA-GEWINN- UND VERLUSTRECHNUNG

	1.1.–30.9. 2003 in Mio €	3/4 von 2002 pro-forma in Mio €	Veränderung in Mio €	Veränderung in %
Zinsüberschuss	4 407	4 452	– 45	– 1,0
Kreditrisikovorsorge	1 749	2 469	– 720	– 29,2
Zinsüberschuss nach Kreditrisikovorsorge	2 658	1 983	+ 675	+ 34,0
Provisionsüberschuss	2 067	2 004	+ 63	+ 3,1
Handelsergebnis	709	590	+ 119	+ 20,2
Verwaltungsaufwand	4 836	5 172	– 336	– 6,5
Saldo sonstige betriebliche Erträge/Aufwendungen	371	135	+ 236	>+ 100,0
Betriebsergebnis	**969**	**– 460**	**+ 1 429**	
Finanzanlageergebnis	– 58	440	– 498	
Abschreibungen auf Geschäfts- oder Firmenwerte	160	296	– 136	– 45,9
Zuführung zu Restrukturierungsrückstellungen	—	212	– 212	– 100,0
Saldo übrige Erträge/Aufwendungen	– 421	– 112	– 309	>– 100,0
Ergebnis der gewöhnlichen Geschäftstätigkeit/ Ergebnis vor Steuern	**330**	**– 640**	**+ 970**	
Ertragsteuern	231	– 2	+ 233	
Ergebnis nach Steuern	**99**	**– 638**	**+ 737**	
Fremdanteile am Ergebnis	– 129	31	– 160	
Gewinn/Verlust	**– 30**	**– 607**	**+ 577**	**+ 95,1**

[1] Die Erfolgsrechnung der neuen HVB Group für den Zeitraum 1. 1.–30. 9. 2003 im Vergleich zur alten HVB Group für den Zeitraum 1. 1.–30. 9. 2002 ist auf S. 22 dieses Berichts dargestellt.

OPERATIVE ERTRÄGE

Die gesamten operativen Erträge lagen mit 7554 Mio € um 5,2% über dem Vorjahreswert. Hierin enthalten ist der Veräußerungsgewinn norisbank in Höhe von 279 Mio €. Besonders erfreulich ist der Anstieg von Quartal zu Quartal in diesem Jahr: Nach 2364 Mio € im ersten Quartal und 2379 Mio € im zweiten Quartal erreichten wir im dritten Quartal 2811 Mio € mit und 2532 Mio € ohne den Veräußerungsgewinn norisbank.

Im Vergleich zum Vorjahr hat sich der Zinsüberschuss um 45 Mio € leicht reduziert. Belastend wirkten im Wesentlichen Währungskurseffekte durch den stärkeren EURO insbesondere in Relation zum US-$ und einigen Währungen der CEE-Staaten sowie Volumensrückgänge durch den Abbau der Risikoaktiva entsprechend unserem Transformationsprogramm. Diese Effekte haben wir durch Margenverbesserungen im Aktivgeschäft annähernd ausgeglichen. Die Zinsspanne auf Basis der durchschnittlichen Risikoaktiva erhöhte sich im Vergleich zum Vorjahr um 20 Basispunkte auf 2,38%. Eine detaillierte Aufgliederung der Zinserträge und Zinsaufwendungen ist in den Notes enthalten.

Der Provisionsüberschuss liegt mit 2067 Mio € um 3,1% über dem anteiligen Vorjahreswert. Hierzu hat auch der erfolgreiche Absatz neuer Anlageprodukte beigetragen. Der Anteil des Provisionsüberschusses an den gesamten operativen Erträgen blieb mit 27,4% nahezu unverändert (2002: 27,9%).

Mit dem Handelsergebnis in Höhe von 709 Mio € in den ersten neun Monaten konnten wir den hohen Vorjahreswert deutlich übertreffen. Der Anstieg ist vor allem auf kursbezogene Geschäfte zurückzuführen.

VERWALTUNGSAUFWENDUNGEN

Nachdem wir bereits im vergangenen Jahr den Aufwand der alten HVB Group um über 8% gesenkt hatten, wollen wir unsere Kosten in 2003 mit Hilfe eines Kapazitätsanpassungsprogramms weiter verringern. Die Verwaltungsaufwendungen der neuen HVB Group konnten wir im Vergleich zum anteiligen Vorjahr um 6,5% auf 4836 Mio € senken. Die Cost-Income-Ratio ermitteln wir als Quotient des Verwaltungsaufwands und der gesamten operativen Erträge; wir haben sie im Vergleich zum Vorjahr (72,0%) auf 64,0% verbessert. Ohne den Veräußerungsgewinn norisbank erreicht sie 66,5% in den ersten neun Monaten und 63,3% im dritten Quartal, das ist der beste Quartalswert in diesem Jahr.

KREDITRISIKOVORSORGE

Anders als im vergangenen Jahr blieben wir in 2003 bisher von negativen Überraschungen bei der Kreditrisikovorsorge verschont. Für die neue HVB Group erwarten wir insgesamt eine Kreditrisikovorsorge 2003 in Höhe von 2332 Mio €, das sind anteilig für die ersten neun Monate 1749 Mio €. Dies entspricht einem Rückgang um 29,2% gegenüber dem anteiligen Vorjahreswert.

BETRIEBSERGEBNIS UND ERGEBNIS VOR STEUERN

Das Betriebsergebnis erreicht in den ersten neun Monaten 969 Mio €. Im dritten Quartal stieg es auf 623 Mio €, ohne Veräußerungsgewinn norisbank auf 344 Mio €. Das ist nach 151 Mio € im ersten und 195 Mio € im zweiten Quartal der beste Quartalswert in diesem Jahr. Damit setzt sich der Turnaround im Vergleich zum Vorjahr fort.

Das Finanzanlageergebnis des Vorjahres war durch Sondereffekte geprägt, im laufenden Jahr haben wir dagegen keine nennenswerten Veräußerungsgewinne erzielt. Geschäfts- oder Firmenwerte werden in unserem Abschluss nach IFRS anders als nach US-GAAP nach wie vor planmäßig abgeschrieben. Der Aufwand hierfür belief sich in den ersten neun Monaten dieses Jahres auf 160 Mio €.

In den übrigen Erträgen und Aufwendungen ist die Risikoabschirmung für die neue Hypo Real Estate Group anteilig enthalten, die sich für dieses Jahr auf maximal 460 Mio € belaufen kann. Inwieweit diese Abschirmung benötigt wird, das heißt eine Belastung der neuen HVB Group und eine entsprechende Entlastung der Hypo Real Estate Group erfolgt, hängt vom weiteren Geschäftsverlauf ab. Wir haben sie zum 30. September 2003 mit anteilig 345 Mio € in unserer Erfolgsrechnung berücksichtigt.

Das Ergebnis vor Steuern erreicht 330 Mio €.

ERTRAGSTEUERN

In der Position Ertragsteuern weisen wir die tatsächlichen Steuern sowie latente Steuern für temporäre Unterschiede zwischen den Wertansätzen nach IFRS und den Steuerwerten aus. Die tatsächlichen Steuern ergeben sich aus den positiven Ergebnissen insbesondere unserer ausländischen Niederlassungen und Tochtergesellschaften, da hiermit steuerlich negative Inlandsergebnisse nicht verrechnet werden können. Belastungen in der Steuerposition resultierten auch aus der Auflösung in Vorjahren gebildeter aktiver latenter Steuern.

FREMDANTEILE AM ERGEBNIS

Nach dem IPO der Bank Austria Creditanstalt (BA-CA) im Juli halten konzernfremde Gesellschafter 22,5% der Anteile an der BA-CA. Die neuen Aktien sind mit voller Dividendenberechtigung für das gesamte Geschäftsjahr ausgestattet. Damit stehen den konzernfremden Anteilseignern 22,5% des positiven Ergebnisses der BA-CA-Gruppe dieses Jahres zu, was zu dem Anstieg der ausgewiesenen Fremdanteile am Ergebnis auf 129 Mio € führt. Im Vorjahr hatte sich noch ein Anteil Konzernfremder am Verlust in Höhe von 31 Mio € ergeben.

SEGMENTERGEBNISSE

Zum Betriebsergebnis in Höhe von 969 Mio € haben
die Geschäftsfelder:

Deutschland	184 Mio €
Österreich und CEE	300 Mio €
Corporates & Markets	765 Mio €
Workout Immobilien	– 82 Mio €

beigetragen.

ENTWICKLUNG IM GESCHÄFTSFELD DEUTSCHLAND

Im Geschäftsfeld Deutschland stiegen die operativen Erträge gegenüber dem Vorjahr um rund 10%, im Wesentlichen bedingt durch den Veräußerungsgewinn norisbank. Auch ohne diesen Effekt liegen die operativen Erträge, insbesondere durch den höheren Provisionsüberschuss (+ 4%) leicht über dem Vorjahr. Auf Grund der Kostensenkungsmaßnahmen erreichen wir (ohne norisbank-Effekt) eine Cost-Income-Ratio von 70,4%, die sich gegenüber dem Wert zur Jahresmitte (70,5%) und dem Vorjahreswert (78,3%) verbesserte. Darüber hinaus führte die kräftig gesunkene Kreditrisikovorsorge zu einem positiven Betriebsergebnis.

Das positive Betriebsergebnis des Ressorts Privatkundengeschäft (inklusive Asset Management- und Private Banking-Aktivitäten) ist geprägt durch den Veräußerungsgewinn norisbank. Auch ohne diesen Effekt verbesserte sich die Cost-Income-Ratio deutlich auf 89,3% infolge der um 15% reduzierten Verwaltungsaufwendungen bei stabilen operativen Erträgen. Darüber hinaus führte die nahezu halbierte Kreditrisikovorsorge zu einem fast ausgeglichenen Betriebsergebnis.

GESCHÄFTSFELD DEUTSCHLAND

GEWINN- UND VERLUSTRECHNUNG NACH RESSORTS

in Mio €	Privatkunden-geschäft	Firmen-kunden und freie Berufe	Kommerzielle Immobilien-finanzierung	Konsoli-dierung	Geschäftsfeld Deutschland Gesamt
Operative Erträge					
30. 9. 2003	1 894	1 166	388	—	3 448
3/4 von 2002	1 618	1 136	395	– 20	3 129
Kreditrisikovorsorge					
30. 9. 2003	180	486	366	—	1 032
3/4 von 2002	320	652	418	—	1 390
Verwaltungsaufwand					
30. 9. 2003	1 442	612	178	—	2 232
3/4 von 2002	1 690	579	194	– 13	2 450
Betriebsergebnis					
30. 9. 2003	272	68	– 156	—	184
3/4 von 2002	– 392	– 95	– 217	– 7	– 711
Cost-Income-Ratio					
30. 9. 2003	76,1%	52,5%	45,9%		64,7%
31. 12. 2002	104,5%	50,9%	49,1%		78,3%

Im Ressort Firmenkunden und freie Berufe konnten wir die operativen Erträge um 3% steigern. Der Zinsüberschuss blieb trotz realisiertem Volumensabbau im Aktivgeschäft durch steigende Margen stabil. Bei der Kreditvergabe sind wir weiterhin selektiv vorgegangen. Durch die im dritten Quartal nochmals deutlich verringerte Kreditrisikovorsorge verzeichneten wir beim Betriebsergebnis eine Trendumkehr gegenüber dem Vorjahr.

In der nach der Abspaltung der Hypo Real Estate Group verbliebenen kommerziellen Immobilienfinanzierung haben wir in einem weiterhin schwierigen Marktumfeld den negativen Ergebnisbeitrag im operativen Geschäft deutlich verringert. Wir werden das Portfolio in den kommenden Jahren im Developer- und Bauträgergeschäft kontinuierlich abbauen.

ENTWICKLUNG IM GESCHÄFTSFELD ÖSTERREICH UND CEE

Im Geschäftsfeld Österreich und CEE erwirtschafteten wir im dritten Quartal erneut ein erfreuliches Betriebsergebnis in Höhe von 106 Mio €, das über dem Wert der Vorquartale liegt. Insgesamt stieg das Betriebsergebnis in den ersten neun Monaten um 9% gegenüber dem Vorjahr. Die operativen Erträge blieben stabil, wobei die erfreuliche Zunahme des Handelsergebnisses den Rückgang des Zinsüberschusses kompensieren konnte. Bei nahezu unveränderten Verwaltungsaufwendungen führten die Reduzierungen der Kreditrisikovorsorge zu dem Anstieg des Betriebsergebnisses.

Im Ressort Privatkunden des Geschäftsfelds Österreich und CEE gingen in den ersten neun Monaten der Zinsüberschuss und damit auch die gesamten operativen Erträge infolge des anhaltenden Margendrucks auf der Passivseite leicht zurück. Bei gleichzeitig verminderten Verwaltungsaufwendungen blieb die Cost-Income-Ratio nahezu stabil. Das Betriebsergebnis ermäßigte sich durch die vor allem bei den Geschäftskunden gestiegene Kreditrisikovorsorge.

GESCHÄFTSFELD ÖSTERREICH UND CEE

GEWINN- UND VERLUSTRECHNUNG NACH RESSORTS

in Mio €	Privatkunden	Firmenkunden	Zentral- und Osteuropa	Konsolidierung	Geschäftsfeld Österreich und CEE Gesamt
Operative Erträge					
30. 9. 2003	920	717	697	—	2 334
¾ von 2002	946	689	691	–1	2 325
Kreditrisikovorsorge					
30. 9. 2003	97	182	73	—	352
¾ von 2002	73	198	112	—	383
Verwaltungsaufwand					
30. 9. 2003	766	407	509	—	1 682
¾ von 2002	781	371	515	—	1 667
Betriebsergebnis					
30. 9. 2003	57	128	115	—	300
¾ von 2002	92	120	64	–1	275
Cost-Income-Ratio					
30. 9. 2003	83,3%	56,8%	73,0%		72,1%
31. 12. 2002	82,6%	53,9%	74,6%		71,7%

Im Firmenkundengeschäft in Österreich konnten wir trotz konjunkturell bedingt schwacher Volumina und niedriger Umsätze im Dienstleistungsbereich die operativen Erträge um 4% erhöhen. Bei höheren Verwaltungsaufwendungen erzielten wir auf Grund der reduzierten Kreditrisikovorsorge ein um 7% verbessertes Betriebsergebnis.

In Zentral- und Osteuropa (CEE) haben wir durch selektive Akquisitionen unsere Position als die führende Netzwerkbank der Region weiter gefestigt. In diesem Ressort sehen wir eine erfreuliche Ergebnisentwicklung mit einem kräftigen Anstieg des Betriebsergebnisses um 80% auf 115 Mio €. Das Quartalsergebnis erhöhte sich gegenüber dem Vorquartal um rund ein Fünftel. Die leichte Verbesserung der Cost-Income-Ratio ist gleichermaßen auf höhere operative Erträge und gesunkene Verwaltungsaufwendungen zurückzuführen. Die Kreditrisikovorsorge ging weiter erfreulich zurück. Diese positiven Entwicklungen spiegeln sich insbesondere in Polen, unserem bedeutendsten Markt in Zentral- und Osteuropa, wider.

Die Bank Austria Creditanstalt-Gruppe hat insgesamt, also einschließlich der Ergebnisse aus Corporates & Markets und dem Segment Sonstige/Konsolidierung sowie nach Berücksichtigung konzernspezifischer Positionen wie Abschreibungen und Refinanzierungsaufwand des Goodwills 291 Mio € zum Ergebnis vor Steuern der neuen HVB Group beigetragen. In der Systematik der Segmentberichterstattung der HVB Group werden den Geschäftsfeldern sämtliche Aufwendungen und Erträge verursachungsgerecht zugeordnet, unabhängig davon, ob sie bei einer Konzerngesellschaft direkt anfallen oder auf Konzernebene zu berücksichtigen sind, wie dies bei den genannten konzernspezifischen Positionen der Fall ist. Daraus ergibt sich zwangsläufig, dass der Ergebnisbeitrag der Bank Austria Creditanstalt-Gruppe und aller anderen Konzerngesellschaften, bei denen konzernspezifische Positionen zu berücksichtigen sind, aus Konzernsicht nicht mit ihrem originären Ergebnis übereinstimmt. Das originäre Ergebnis vor Steuern der Bank Austria Creditanstalt-Gruppe 457 Mio € wird von der Bank Austria Creditanstalt separat veröffentlicht.

ENTWICKLUNG IM GESCHÄFTSFELD CORPORATES & MARKETS

Die erfreuliche Ergebnisentwicklung des Geschäftsfelds Corporates & Markets setzte sich auch im dritten Quartal weiter fort. Mit kontinuierlich steigenden Quartalsergebnissen erzielte des Geschäftsfeld beim Betriebsergebnis sowohl im dritten Quartal mit 308 Mio € als auch kumuliert mit 765 Mio € jeweils den höchsten Ergebnisbeitrag innerhalb der neuen HVB Group. Durch den spürbaren Rückgang der Verwaltungsaufwendungen und die gestiegenen operativen Erträge verbesserte sich die Cost-Income-Ratio mit 45,6% sowohl gegenüber dem Wert zur Jahresmitte (47,9%) als auch gegenüber dem Vorjahr (52,3%). Erfreulich entwickelte sich dabei vor allem das Handelsergebnis, das gegenüber dem hohen anteiligen Vorjahreswert nochmals um 11% zunahm. Insbesondere die halbierte Kreditrisikovorsorge führte dazu, dass das Betriebsergebnis gegenüber dem anteiligen Vorjahreswert mehr als verdreifacht werden konnte.

Im Ressort Equity Markets erhöhten sich die operativen Erträge vor allem durch den kräftig gestiegenen Provisionsüberschuss und die deutliche Verbesserung des Handelsergebnisses. Bei gleichzeitigem Rückgang der Verwaltungsaufwendungen erreichte das Ressort den Turnaround beim Betriebsergebnis.

Das Ressort Debt Markets steigerte die operativen Erträge um gut ein Fünftel insbesondere durch erfreuliche Entwicklungen beim kräftig gestiegenen Zinsüberschuss und beim Handelsergebnis, das den hohen Vorjahreswert noch übertreffen konnte. Die Cost-Income-Ratio verbesserte sich auch durch rückläufige Verwaltungsaufwendungen auf 44,2%. Damit erhöhte sich das Betriebsergebnis um rund 74%.

Im Ressort Corporates reduzierten sich die operativen Erträge vor allem durch den rückläufigen Zinsüberschuss infolge des Abbaus von Risikoaktiva. Weitere Kostensenkungen um 12% konnten den Ertragsrückgang nur teilweise kompensieren. Die Cost-Income-Ratio verschlechterte sich auf 40,6%. Den Turnaround beim Betriebsergebnis erreichte das Ressort insbesondere auf Grund der mehr als halbierten Kreditrisikovorsorge.

GESCHÄFTSFELD CORPORATES & MARKETS

GEWINN- UND VERLUSTRECHNUNG NACH RESSORTS

in Mio €	Equity Markets	Debt Markets	Corporates	Konsolidierung	Geschäftsfeld Corporates & Markets Gesamt
Operative Erträge					
30.9.2003	196	968	823	– 7	1 980
3/4 von 2002	148	787	1 003	– 48	1 890
Kreditrisikovorsorge					
30.9.2003	—	—	313	—	313
3/4 von 2002	—	4	685	—	689
Verwaltungsaufwand					
30.9.2003	147	428	334	– 7	902
3/4 von 2002	186	473	380	– 50	989
Betriebsergebnis					
30.9.2003	49	540	176	—	765
3/4 von 2002	– 38	310	– 62	2	212
Cost-Income-Ratio					
30.9.2003	75,0%	44,2%	40,6%		45,6%
31.12.2002	125,3%	60,1%	37,9%		52,3%

Durch die Abspaltung der Hypo Real Estate Group verringerte sich das Kreditvolumen um 118,8 Mrd €, das sind verglichen mit dem Stand zur Jahresmitte gut 25%. Auf der Passivseite der Bilanz reduzierten sich die Verbindlichkeiten gegenüber Kreditinstituten und Kunden sowie die verbrieften Verbindlichkeiten durch die Abspaltung um 150,5 Mrd €, das sind verglichen mit dem Stand zum 30. Juni 2003 fast 28%.

Wie die Erfolgsrechnung ist damit auch die Bilanz der neuen HVB Group durch Entkonsolidierungseffekte auf Grund der Abspaltung der Hypo Real Estate Group gekennzeichnet. Eine Analyse der Volumensentwicklungen ohne diese Entkonsolidierungseffekte ermöglicht die Gegenüberstellung der Bilanz zum 30. September mit der Pro-forma-Bilanz zum 31. Dezember 2002[1]. Bei der Darstellung der Vorjahresvergleichszahlen wurden sowohl die jetzt realisierte

BILANZ ZUM 30. SEPTEMBER 2003
MIT PRO-FORMA-VERGLEICHSWERTEN

AKTIVA	30.9.2003 in Mio €	31.12.2002 pro-forma in Mio €	Veränderung in Mio €	Veränderung in %
Barreserve	6 026	5 259	+ 767	+ 14,6
Handelsaktiva	85 689	85 252	+ 437	+ 0,5
Forderungen an Kreditinstitute	54 647	57 552	– 2 905	– 5,0
Forderungen an Kunden	297 136	314 854	– 17 718	– 5,6
Wertberichtigungen auf Forderungen	– 12 561	– 12 206	– 355	– 2,9
Finanzanlagen	55 678	65 807	– 10 129	– 15,4
Sachanlagen	2 998	3 331	– 333	– 10,0
Immaterielle Vermögenswerte	3 683	3 746	– 63	– 1,7
Sonstige Aktiva	12 234	12 220	+ 14	+ 0,1
Summe der Aktiva	**505 530**	**535 815**	**– 30 285**	**– 5,7**

[1] Die Bilanz der neuen HVB Group zum 30. 9. 2003 im Vergleich zur alten HVB Group zum 31. 12. 2002 ist auf S. 24 f. dieses Berichts dargestellt.

Eigenkapitalausstattung der neuen Hypo Real Estate Group wie auch die vorgenommenen physischen Portfolioübertragungen berücksichtigt. Die synthetischen Übertragungen haben sich nicht auf die bilanziellen Volumina ausgewirkt.

BILANZ- UND KREDITVOLUMEN

Die Bilanzsumme der neuen HVB Group belief sich zum 30. September 2003 auf 505,5 Mrd €, das sind 5,7% weniger als zum Vorjahresende. Der Rückgang resultiert im Wesentlichen aus niedrigeren Forderungen an Kunden sowie Finanzanlagen. Das Kreditvolumen ging um 25,4 Mrd € auf 350,4 Mrd € zurück. Hierbei sind sowohl die Kredite und Darlehen an Kunden und Kreditinstitute als auch die Eventualverbindlichkeiten gesunken.

Die Zunahme der Anteile in Fremdbesitz ist im Wesentlichen durch den IPO der BA-CA bedingt.

PASSIVA

	30.9.2003	31.12.2002 pro-forma	Veränderung	
	in Mio €	in Mio €	in Mio €	in %
Verbindlichkeiten gegenüber Kreditinstituten	121 343	136 419	– 15 076	– 11,1
Verbindlichkeiten gegenüber Kunden	143 241	147 096	– 3 855	– 2,6
Verbriefte Verbindlichkeiten	131 433	147 523	– 16 090	– 10,9
Handelspassiva	62 096	51 479	+ 10 617	+ 20,6
Rückstellungen	8 647	8 830	– 183	– 2,1
Sonstige Passiva	8 604	11 973	– 3 369	– 28,1
Nachrangkapital	17 995	20 564	– 2 569	– 12,5
Anteile in Fremdbesitz	1 799	678	+ 1 121	>+ 100,0
Eigenkapital	10 372	11 253	– 881	– 7,8
Gezeichnetes Kapital	1 609	1 609	—	—
Kapitalrücklage	12 024	12 024	—	—
Gewinnrücklagen	—	—	—	—
Rücklagen aus Währungs- und sonstigen Veränderungen	– 125	—	– 125	—
Bewertungsänderungen von Finanzinstrumenten	– 3 106	– 2 380	– 726	– 30,5
AfS-Rücklage	– 2 244	– 1 531	– 713	– 46,6
Hedge-Rücklage	– 862	– 849	– 13	– 1,5
Konzerngewinn 2002	—	—	—	—
Gewinn/Verlust 1.1.–30.9.2003	– 30	—	– 30	—
Summe der Passiva	**505 530**	**535 815**	**– 30 285**	**– 5,7**

Durch die Abspaltung der Hypo Real Estate Group verminderte sich das bilanzielle Eigenkapital vor Berücksichtigung von Bewertungsänderungen von Finanzinstrumenten um rund 4,0 Mrd €. Dabei überstieg der bilanzielle Wert der abgespaltenen Aktiva (ohne Berücksichtigung der Bewertungsänderungen von Finanzinstrumenten) den Wert der abgespaltenen Passiva um 3,7 Mrd €, außerdem wirkten sich Entkonsolidierungseffekte in Höhe von 0,3 Mrd € aus. Einen gegenläufigen Effekt gab es durch die Bewertungsänderungen von Finanzinstrumenten in Höhe von 1,0 Mrd €, da im Rahmen der Abspaltung eine negative Hedge-Rücklage in Höhe von 1,2 Mrd € und eine AfS-Rücklage in Höhe von 0,2 Mrd € auf die Hypo Real Estate Group übertragen wurde.

RISIKOAKTIVA UND KAPITALQUOTEN

Zur Verbesserung der Kernkapitalquote im Konzern hatten wir uns zu Beginn des Jahres das Ziel gesetzt, die Risikoaktiva bis zum Jahresende sehr kräftig abzubauen. Mit rund 35 bis 40 Mrd € sollten dazu die Verbriefung von Risiken (Securitization), die Reduzierung des Kreditgeschäfts in Amerika und Asien, Portfolio-Verkäufe sowie die Veräußerung von Beteiligungen ohne strategischen oder operativen Mehrwert beitragen. In den ersten neun Monaten reduzierten wir die Risikoaktiva um ca. 55 Mrd € durch die Abspaltung der Hypo Real Estate Group und um 26 Mrd € durch die übrigen genannten Maßnahmen auf 259,8 Mrd €.

Das Kernkapital der neuen HVB Group wurde durch die Eigenkapitalausstattung und die Entkonsolidierung der Hypo Real Estate Group um rund 4,2 Mrd € gemindert und durch den IPO der BA-CA um 0,9 Mrd € gestärkt. Gegenüber den Pro-forma-Werten am Jahresultimo 2002 haben wir sowohl die Kernkapitalquote von 5,1% auf 6,0% als auch die Eigenmittelquote von 8,3% auf 9,5% deutlich verbessert.

Unsere Maßnahmen zum Abbau der Risikoaktiva und zur Stärkung der Kapitalbasis zielen darauf ab, unsere Bonität an den internationalen Kapitalmärkten zu stärken und dadurch die Refinanzierungsmöglichkeiten zu verbessern.

IFRS-GRUNDLAGEN

Der vorliegende Zwischenbericht ist in Übereinstimmung mit IAS 34 erstellt worden. Wir haben dieselben Bilanzierungs- und Bewertungsmethoden wie im Konzernabschluss 2002 angewandt (ausführlich dargestellt im Geschäftsbericht 2002, Band Finanzbericht, Seiten 47 ff.). Der Segmentberichterstattung liegt mit Ausnahme der abgespaltenen und deshalb nicht mehr enthaltenen Hypo Real Estate Group die gleiche Segmentstruktur wie im Konzernabschluss 2002 zugrunde.

Die Berichterstattung über die Geschäftsfelder Deutschland, Österreich und CEE sowie Corporates & Markets haben wir wie bereits zur Jahresmitte um die Darstellung und Analyse der Ressortergebnisse im Vergleich zum Vorjahr erweitert. Hierdurch erreichen wir noch mehr Transparenz bei der Erläuterung unserer Ergebnisentwicklung.

ÄNDERUNGEN DES KONSOLIDIERUNGSKREISES

Durch die Abspaltung sind die folgenden Gesellschaften der neuen Hypo Real Estate Group nicht mehr in unserem Konsolidierungskreis enthalten:

- HVB Real Estate Bank AG,
- Westfälische Hypothekenbank AG,
- WestHyp Immobilien Management GmbH & Co., KG,
- Württembergische Hypothekenbank AG,
- HVB Bank Ireland,
- FGH-Bank N.V.,
- Pfandbrief Bank International S. A.,
- PBI-Beteiligungs-GmbH,
- HVB Real Estate Capital Ltd., London,
- DIA Vermögensverwaltungs-GmbH.

Die Hypo Real Estate Group hatten wir in unserem Zwischenbericht zum 30. Juni 2003 als einzustellenden Bereich ausführlich dargestellt. Zur Jahresmitte belief sich das Kreditvolumen der Hypo Real Estate Group auf 119 Mrd €, sie erzielte ein Ergebnis nach Steuern von 30 Mio €. In 31 Geschäftsstellen beschäftigte sie 1654 Mitarbeiter.

Nach den erforderlichen Gremienbeschlüssen und der Zustimmung der zuständigen Behörden haben wir die norisbank mit Wirkung zum 30. September 2003 veräußert und hieraus einen Gewinn in Höhe von 279 Mio € erzielt.

Im dritten Quartal wurde die BA-CA Asset Management verkauft. Durch die Veräußerung erzielten wir einen Gewinn in Höhe von 18 Mio €.

Unsere Privatbanken Bethmann in Frankfurt und Maffei in München wurden im dritten Quartal rückwirkend zum 1. Januar 2003 fusioniert. Das neue Bankhaus BethmannMaffei OHG mit Sitz in München betreut mit rund 200 Mitarbeitern 5500 vermögende Privatkunden mit einem Anlagevolumen von 4,8 Mrd €.

Ebenso wurden im dritten Quartal unsere kroatischen Kreditinstitute HVB Croatia und Splitska Banka verschmolzen. Das fusionierte Institut firmiert unter Splitska Banka d.d.

EREIGNISSE NACH DEM 30. SEPTEMBER 2003

Die HVB hat zusammen mit einem Investor eine Tochtergesellschaft für Projektfinanzierungsgeschäfte gegründet, die im Konzernabschluss 2003 konsolidiert wird. Wir werden neben einem Teil unseres bisherigen Projektfinanzierungsportfolios insbesondere unsere Expertise in diesem Geschäftsfeld zur Administration des Portfolios und Akquisition auch neuer Finanzierungen einbringen. Durch die Beteiligung des Investors an dem Finanzunternehmen wird sich unser Kernkapital zum 31. Dezember 2003 um bis zu ca. 750 Mio € erhöhen.

Im Oktober 2003 haben wir die Bank von Ernst & Cie AG verkauft. Aus der Transaktion, die vorbehaltlich der Zustimmung der Aufsichtsbehörden voraussichtlich bis zum Jahresende abgeschlossen sein wird, erzielen wir einen Gewinn in Höhe von 214 Mio €, den wir als sonstigen betrieblichen Ertrag ausweisen werden. Die Bank von Ernst beschäftigt rund 400 Mitarbeiter und hatte zur Jahresmitte eine Bilanzsumme von einer Mrd €.

Mit der synthetischen Residential Mortgage-backed-Securities-Transaktion »Provide-A 2003-1« haben wir im Oktober Risiken aus Hypothekendarlehen von Privatkunden der HypoVereinsbank ausplatziert. Die Maßnahme reduziert unsere Risikoaktiva um ca. 1,8 Mrd €. Auf Grund des Transaktionsvolumens von 3,1 Mrd € ist dies die bislang größte Verbriefungstransaktion der PROVIDE®-Plattform der KfW.

Nach dem starken Anstieg im Vorquartal entwickelte sich die HVB-Aktie im dritten Quartal mit einem Zuwachs von rund 3% sehr stabil und besser als der Gesamtmarkt. Auch die Zinsaufschläge von HVB-Papieren auf den Anleihemärkten verringerten sich weiter kontinuierlich und liegen nun wieder unter Vorjahresniveau. Diese Entwicklungen spiegeln das deutlich gestiegene Vertrauen der internationalen Investoren in die HVB Group wider. Mit der konsequenten und planmäßigen Umsetzung weiterer wichtiger Punkte des Transformationsprogramms sowie einer klar verbesserten operativen Ergebnisentwicklung konnten wir unsere ambitionierten Ziele für das Jahr 2003 bisher voll erreichen.

Seit dem 19. September 2003 ist die HVB-Aktie nicht mehr im EuroStoxx 50[SM] enthalten. Nach dem Stoxx-Regelwerk werden unter anderem die Werte automatisch aus dem Index genommen, die zum jährlichen Überprüfungstag nach dem Kriterium der mit dem Streubesitz gewichteten Marktkapitalisierung nicht mehr zu den 60 größten Werten der Eurozone zählen. Auf Grund des vergleichsweise geringen Streubesitzes von rund 69% und der Nichtberücksichtigung der ausstehenden Vorzugsaktien verfehlte die HVB-Aktie dieses Kriterium knapp. Auf die Kursentwicklung hatte diese Entscheidung jedoch kaum Auswirkungen. Die HVB-Aktie erreichte kurz danach mit 18,60 € sogar ihr bisheriges Jahreshoch.

Die Eintragung der Hypo Real Estate Group in das Handelsregister am 29. September 2003 markiert mit der Abspaltung des gewerblichen Immobilienfinanzierungsgeschäfts in einen eigenständigen Konzern einen weiteren Meilenstein der Transformation. Seit dem 6. Oktober ist die Hypo Real Estate Holding-Aktie börsennotiert. Jeder HVB-Aktionär erhielt für je vier HVB-Aktien zusätzlich eine Hypo Real Estate Holding-Aktie. Von den Märkten wurde die Abspaltung und die damit erzielte stärkere Fokussierung beider Institute sehr positiv aufgenommen. Gemessen an den ersten Kursen von HVB- und Hypo Real Estate Holding-Aktie gegenüber dem Schlusskurs der HVB-Aktie am letzten Handelstag vor der Abspaltung haben unsere Aktionäre einen Wertzuwachs von rund 8% erzielt, der im Verlauf der ersten Oktobertage sogar noch ausgebaut wurde.

Das hohe Interesse der Investoren an der neuen HVB Group mit ihrer klaren Positionierung als europäische Bank für Privat- und Firmenkunden stimmt uns für die weitere Kursentwicklung unserer Aktie zuversichtlich.

GESAMTWIRTSCHAFTLICHE UND BRANCHENENTWICKLUNG

MAKROÖKONOMISCHE LAGE

Im dritten Quartal mehrten sich weltweit die Anzeichen für eine Wachstumsbelebung. Unterstützt von massiven fiskalpolitischen Impulsen ist die US-Wirtschaft voraussichtlich mit annualisiert rund +4,5% gewachsen. Wie die deutliche Verbesserung der Stimmungsindikatoren dokumentiert, steht auch die Konjunktur in Euroland vor einer Besserung. Im dritten Quartal dürfte die wirtschaftliche Aktivität aber immer noch sehr verhalten gewesen sein, wie Angaben zur Industrieproduktion und zum Privaten Verbrauch anzeigen. Das gilt auch für die deutsche Wirtschaftsentwicklung.

In Österreich hat sich das Wachstum im dritten Quartal auf niedrigem Niveau beschleunigt und damit schätzungsweise 1% gegenüber Vorjahr betragen. Gestützt wird der Trend zum Besseren durch die Ausnutzung des höheren Budgetspielraums der öffentlichen Haushalte sowie eine etwas günstigere Baukonjunktur und eine wieder stärkere Investitionstätigkeit. In Zentral- und Osteuropa nahm das Wirtschaftswachstum im Durchschnitt wieder auf rund 3,5% im dritten Quartal zu, wofür die polnische Volkswirtschaft mit einer Verdoppelung der Wachstumsraten den Ausschlag gab.

BRANCHENSITUATION

Das für die Kreditwirtschaft traditionell als schwierig geltende dritte Quartal konnte von der beginnenden Aufhellung der Konjunkturperspektiven profitieren. Positiv für die Finanzdienstleistungsbranche wirkte sich hierbei auch die weitere Erholung der Aktienmärkte aus. Zudem zeigen konsequent durchgeführte Maßnahmen zur nachhaltigen Reduzierung der Kostenbasis bei deutschen Kreditinstituten sichtbare Erfolge.

In den letzten drei Monaten entwickelten sich die Rentenmärkte gegenläufig zu den Aktienmärkten. Dies ist zum einen auf eine deutliche Steigerung der Rendite zehnjähriger Papiere zurückzuführen, zum anderen auf die wieder deutlich stärkere Nachfrage nach Aktien. Die steilere Zinsstrukturkurve und das anhaltend risikoadjustierte Pricing im Kundenkreditgeschäft wirkten sich positiv auf die Ertragslage der Banken aus. Im Zuge der Belebung der Aktienmärkte profitieren auch die Provisionserträge im Wertpapiergeschäft. Dagegen sehen wir bei den schwachen Handelsergebnissen nach einem starken ersten Halbjahr vor allem im Geschäft mit festverzinslichen Wertpapieren eine Konsolidierungstendenz.

Die konjunkturbedingte hohe Rate an Insolvenzfällen in Deutschland wird sich bei den Kreditinstituten auch im dritten Quartal in einem noch immer überdurchschnittlich hohen Vorsorgebedarf niederschlagen. Dennoch gehen wir davon aus, dass sich die Situation auf Grund der beginnenden Wirtschaftserholung langsam stabilisieren wird. Somit ist auf das Gesamtjahr gesehen mit einem niedrigeren Vorsorgeniveau als im Vorjahr zu rechnen. Insgesamt erwarten wir, dass die deutsche Kreditwirtschaft in diesem Jahr wieder eine Steigerung ihrer operativen Ergebnisse ausweisen wird.

GESAMTWIRTSCHAFTLICHE ENTWICKLUNG

Über die Wintermonate wird sich die globale Wachstumsbeschleunigung fortsetzen. Die US-Wirtschaft dürfte bis in das Frühjahr 2004 hinein mit annualisiert +4% wachsen. Einen selbsttragenden Aufschwung wird die amerikanische Wirtschaft angesichts enormer struktureller Ungleichgewichte aber nicht generieren. Das konjunkturelle Zwischenhoch in den USA wird auch das Wachstum in Euroland temporär beflügeln. Nach einem BIP-Zuwachs von nur +0,5% in 2003 wird die Dynamik mit +1,5% jedoch auch 2004 klar unter Potenzial bleiben. Dank verbesserter Exporte und vorgezogener Steuerreform dürfte die deutsche Wirtschaft im kommenden Jahr ebenfalls wieder expandieren (realer BIP-Anstieg von rund +1% in 2004 nach Stagnation in 2003).

Entscheidend für die mittelfristigen Wachstumsaussichten in Europa ist vor allem, dass die Reformdiskussion in zahlreichen Ländern wieder im Vordergrund steht. In Deutschland verbessern Subventionsabbau sowie Reformen am Arbeitsmarkt und im Gesundheitswesen (Agenda 2010) die Wachstumsperspektiven für die kommenden Jahre. Allerdings werden diese Maßnahmen kaum die aktuellen Konjunkturprobleme beseitigen können, sondern sich nur allmählich in steigendem und vor allem robusterem Wachstum niederschlagen.

In Österreich dürfte die erwartete Belebung in den letzten Monaten von 2003 – und damit früher als erwartet – sichtbar werden, wenn auch der Anstiegswinkel der niedrigste aller vergangenen Aufschwungphasen ist und Risiken seitens der Weltkonjunktur noch an dessen Nachhaltigkeit im späteren Verlauf von 2004 zweifeln lassen. Auf Grund der Dynamik im Winterhalbjahr erwarten wir aber für 2004 ein Wirtschaftswachstum von 2,1% nach 1% (hochrevidiert) in 2003. Da der private Verbrauch auch weiterhin nur verhalten zunimmt, wird die Dynamik wesentlich von der Außenwirtschaft und wieder höheren Ausrüstungsinvestitionen ausgehen.

Für Zentral- und Osteuropa lassen die nunmehr abgeschlossenen Referenden über den EU-Beitritt mit Zustimmungsquoten zwischen 67% und über 90% erwarten, dass die noch anstehende Beitrittsagenda entschlossen abgearbeitet wird. Dank des beachtlichen Turnarounds in Polen, wo die Wachstumsraten von 1,4% in 2002 über 3,5% in 2003 auf gut 4% in 2004 zunehmen, kommt das Wachstum der elf CEE-Länder insgesamt (4% in 2004 nach 3,6% in 2003) wieder näher an den mittelfristigen Wachstumspfad heran. Wenn auch die Dynamik der Binnennachfrage in der unumgänglichen mittelfristigen Haushaltskonsolidierung immer wieder ihre Grenzen findet, ist der Aufholprozess doch gesichert. Dazu tragen die zunehmende Außenhandelsverflechtung in Zusammenhang mit der steigenden industriellen Vernetzung wesentlich bei.

ERGEBNISENTWICKLUNG DER HVB GROUP

In den ersten neun Monaten dieses Jahres haben wir unsere Ergebnisprognosen voll erreicht. Das bestärkt uns darin, mit unserem Transformationsprogramm auf dem richtigen Weg zu sein und es auch in den nächsten Monaten konsequent und zügig abzuarbeiten.

Zur weiteren Verbesserung unserer Kernkapitalquote bis zum Jahresende werden neben Thesaurierungen im Konzern vor allem noch die folgenden, bereits eingeleiteten Maßnahmen beitragen:

- fünf Securitization-Transaktionen im Umfang von insgesamt 9,7 Mrd €,
- Verkauf unseres gewerblichen Immobilienfinanzierungsportfolios in Amerika und
- die bereits erfolgte Gründung eines Finanzunternehmens mit einem konzernexternen Partner (siehe Ereignisse nach dem 30. September 2003).

Nach Abschluss dieser Maßnahmen erwarten wir aus heutiger Sicht eine Kernkapitalquote zwischen 6,7% und 6,8%.

Die im Risikobericht (Geschäftsbericht 2002, Band Finanzbericht, Risk Report, Seiten 10–36) erläuterten Risiken der zukünftigen Entwicklung der HVB Group haben sich insgesamt im bisherigen Jahresverlauf nicht wesentlich verändert. Insgesamt halten wir deshalb an unseren Erwartungen, die wir im Ausblick des Financial Review 2002 (Geschäftsbericht 2002, Band Finanzbericht, Seiten 8 f.) beschrieben haben, fest. Dies gilt insbesondere für den Turnaround im operativen Bereich, den wir bereits in den ersten drei Quartalen erreichen konnten.

Unser Transformationsprogramm geht nach den bislang erzielten Erfolgen im vierten Quartal auf die Zielgerade. Wir sind zuversichtlich, das positive Momentum des bisherigen Jahresverlaufs auch in den letzten Monaten aufrecht erhalten zu können. Wir erwarten, alle Ziele der Transformation planmäßig bis Jahresende zu erreichen. Durch die Veräußerung weiterer nicht-strategischer Aktiva wollen wir unsere Kapitalbasis anhaltend stärken. Auch den Abbau der Risikoaktiva werden wir durch weitere umfangreiche Verbriefungstransaktionen in den verbleibenden Monaten des Jahres forcieren. Im kommenden Jahr wird sich die neue HVB Group auf der Grundlage einer deutlich gestärkten Kapitalbasis und bei kontinuierlicher Optimierung der Kostenstrukturen wieder verstärkt auf das Wachstum der Erträge konzentrieren und so ihre Profitabilität weiter steigern.

ERGEBNISSE

GEWINN- UND VERLUSTRECHNUNG VOM 1. JANUAR BIS 30. SEPTEMBER 2003

ERTRÄGE/AUFWENDUNGEN

	Notes	1.1.–30.9. 2003 in Mio €	1.1.–30.9. 2002 HVB Group alt in Mio €	Veränderung in Mio €	Veränderung in %
Zinserträge		14 993	24 983	– 9 990	– 40,0
Zinsaufwendungen		10 586	19 997	– 9 411	– 47,1
Zinsüberschuss	3	4 407	4 986	– 579	– 11,6
Kreditrisikovorsorge[1]	4	1 749	2 847	– 1 098	– 38,6
Zinsüberschuss nach Kreditrisikovorsorge		2 658	2 139	+ 519	+ 24,3
Provisionserträge		2 509	2 472	+ 37	+ 1,5
Provisionsaufwendungen		442	446	– 4	– 0,9
Provisionsüberschuss	5	2 067	2 026	+ 41	+ 2,0
Handelsergebnis	6	709	493	+ 216	+ 43,8
Verwaltungsaufwand	7	4 836	5 545	– 709	– 12,8
Saldo sonstige betriebliche Erträge/Aufwendungen	8	371	73	+ 298	>+ 100,0
Betriebsergebnis		**969**	**– 814**	**+ 1 783**	
Finanzanlageergebnis		– 58	970	– 1 028	
Abschreibungen auf Geschäfts- oder Firmenwerte		160	164	– 4	– 2,4
Saldo übrige Erträge/Aufwendungen	9	– 421	– 99	– 322	>– 100,0
Ergebnis der gewöhnlichen Geschäftstätigkeit/Ergebnis vor Steuern		**330**	**– 107**	**+ 437**	
Ertragsteuern[1]		231	27	+ 204	>+ 100,0
Ergebnis nach Steuern		**99**	**– 134**	**+ 233**	
Fremdanteile am Ergebnis[1]		– 129	21	– 150	
Gewinn/Verlust		**– 30**	**– 113**	**+ 83**	**+ 73,5**

	Notes	1.1.–30.9. 2003 in €	1.1.–30.9. 2002 HVB Group alt in €
Ergebnis je Aktie (bereinigt um Goodwillabschreibungen)	10	0,24	0,10
Ergebnis je Aktie	10	– 0,06	– 0,21

Da zum 30. September 2003 keine Wandel- oder Optionsrechte aus bedingtem Kapital ausstanden, war ein verwässertes Ergebnis je Aktie nicht zu ermitteln.

[1] Die Kreditrisikovorsorge haben wir wegen des atypischen Verlaufs im Vorjahr zur besseren Vergleichbarkeit mit dem anteiligen Vorjahreswert angesetzt und damit auch Ertragsteuern und Fremdanteile am Ergebnis des Vorjahres entsprechend angepasst.

GEWINN- UND VERLUSTRECHNUNG VOM 1. JULI BIS 30. SEPTEMBER 2003

ERTRÄGE/AUFWENDUNGEN

	Notes	1.7.–30.9. 2003 in Mio €	1.7.–30.9. 2002 HVB Group alt in Mio €	Veränderung in Mio €	Veränderung in %
Zinserträge		4 598	7 963	– 3 365	– 42,3
Zinsaufwendungen		3 068	6 330	– 3 262	– 51,5
Zinsüberschuss	3	1 530	1 633	– 103	– 6,3
Kreditrisikovorsorge[1]	4	585	949	– 364	– 38,4
Zinsüberschuss nach Kreditrisikovorsorge		945	684	+ 261	+ 38,2
Provisionserträge		895	747	+ 148	+ 19,8
Provisionsaufwendungen		157	126	+ 31	+ 24,6
Provisionsüberschuss	5	738	621	+ 117	+ 18,8
Handelsergebnis	6	222	58	+ 164	>+ 100,0
Verwaltungsaufwand	7	1 603	1 777	– 174	– 9,8
Saldo sonstige betriebliche Erträge/Aufwendungen	8	321	13	+ 308	>+ 100,0
Betriebsergebnis		**623**	**– 401**	**+ 1 024**	
Finanzanlageergebnis		– 60	328	– 388	
Abschreibungen auf Geschäfts- oder Firmenwerte		53	56	– 3	– 5,4
Saldo übrige Erträge/Aufwendungen	9	– 142	– 35	– 107	>– 100,0
Ergebnis der gewöhnlichen Geschäftstätigkeit/Ergebnis vor Steuern		**368**	**– 164**	**+ 532**	
Ertragsteuern[1]		74	9	+ 65	>+ 100,0
Ergebnis nach Steuern		**294**	**– 173**	**+ 467**	
Fremdanteile am Ergebnis[1]		– 98	7	– 105	
Gewinn/Verlust		**196**	**– 166**	**+ 362**	

	Notes	1.7.–30.9. 2003 in €	1.7.–30.9. 2002 HVB Group alt in €
Ergebnis je Aktie (bereinigt um Goodwillabschreibungen)	10	0,46	– 0,21
Ergebnis je Aktie	10	0,36	– 0,31

[1] Die Kreditrisikovorsorge haben wir wegen des atypischen Verlaufs im Vorjahr zur besseren Vergleichbarkeit mit dem anteiligen Vorjahreswert angesetzt und damit auch Ertragsteuern und Fremdanteile am Ergebnis des Vorjahres entsprechend angepasst.

BILANZ
ZUM 30. SEPTEMBER 2003

AKTIVA

	Notes	30.9.2003	31.12.2002 HVB Group alt	Veränderung	
		in Mio €	in Mio €	in Mio €	in %
Barreserve		6 026	5 373	+ 653	+ 12,2
Handelsaktiva	11	85 689	85 252	+ 437	+ 0,5
Forderungen an Kreditinstitute	12	54 647	73 867	– 19 220	– 26,0
Forderungen an Kunden	12	297 136	409 938	– 112 802	– 27,5
Wertberichtigungen auf Forderungen	13	– 12 561	– 13 716	+ 1 155	+ 8,4
Finanzanlagen	14	55 678	101 998	– 46 320	– 45,4
Sachanlagen		2 998	3 473	– 475	– 13,7
Immaterielle Vermögenswerte		3 683	3 816	– 133	– 3,5
Sonstige Aktiva		12 234	21 156	– 8 922	– 42,2
Summe der Aktiva		**505 530**	**691 157**	**– 185 627**	**– 26,9**

PASSIVA

	Notes	30.9.2003	31.12.2002	Veränderung	
			HVB Group		
			alt		
		in Mio €	in Mio €	in Mio €	in %
Verbindlichkeiten gegenüber Kreditinstituten	15	121 343	143 361	– 22 018	– 15,4
Verbindlichkeiten gegenüber Kunden	16	143 241	154 922	– 11 681	– 7,5
Verbriefte Verbindlichkeiten	17	131 433	271 561	–140 128	– 51,6
Handelspassiva		62 096	51 479	+ 10 617	+ 20,6
Rückstellungen	18	8 647	10 931	– 2 284	– 20,9
Sonstige Passiva		8 604	21 549	– 12 945	– 60,1
Nachrangkapital	19	17 995	22 311	– 4 316	– 19,3
Anteile in Fremdbesitz		1 799	813	+ 986	>+100,0
Eigenkapital		10 372	14 230	– 3 858	– 27,1
Gezeichnetes Kapital		1 609	1 609	—	—
Kapitalrücklage		12 024	13 112	– 1 088	– 8,3
Gewinnrücklagen			2 882	– 2 882	–100,0
Rücklagen aus Währungs- und sonstigen Veränderungen		– 125	—	– 125	—
Bewertungsänderungen von Finanzinstrumenten		– 3 106	– 3 373	+ 267	+ 7,9
AfS-Rücklage		– 2 244	– 1 319	– 925	– 70,1
Hedge-Rücklage		– 862	– 2 054	+ 1 192	+ 58,0
Konzerngewinn 2002			—	—	—
Gewinn/Verlust 1.1.–30.9.2003		– 30	—	– 30	—
Summe der Passiva		**505 530**	**691 157**	**– 185 627**	**– 26,9**

ENTWICKLUNG DES EIGENKAPITALS

in Mio €	2003	2002 HVB Group alt
Eigenkapital zum 1. 1.	**14 230**	**25 110**
Veränderungen 1.1.–30. 9.		
Gezeichnetes Kapital	—	—
Kapitalrücklage		
Kapitalerhöhungen	—	—
Bestandsveränderungen und Ergebnis eigener Aktien	—	+ 9
Abspaltung der Hypo Real Estate Group	– 1 088	—
Gewinnrücklagen		
Abspaltung der Hypo Real Estate Group	– 2 882	—
Sonstige Veränderungen	—	– 101
Rücklagen aus Währungs- und sonstigen Veränderungen	– 125	—
Bewertungsänderungen von Finanzinstrumenten	– 726	– 7 389
Veränderung dieser Position auf Grund der Abspaltung der Hypo Real Estate Group	993	—
Konzerngewinn 2002 (Ausschüttung der HVB AG)[1]	—	– 457
Gewinn/Verlust 1.1.–30. 9.	– 30	– 113
Eigenkapital zum 30. 9.	**10 372**	**17 059**

[1] Die HVB AG hat im Geschäftsjahr 2002 keinen Bilanzgewinn erzielt. Deshalb erfolgt für dieses Geschäftsjahr keine Dividendenzahlung.

KAPITALFLUSSRECHNUNG

in Mio €	2003	2002 HVB Group alt
Zahlungsmittelbestand zum 1. 1.	**5 373**	**8 036**
Cashflow aus operativer Geschäftstätigkeit	– 2 440	– 278
Cashflow aus Investitionstätigkeit	4 180	1 808
Cashflow aus Finanzierungstätigkeit	– 1 013	– 1 524
Effekte aus Wechselkursänderungen	– 74	– 175
Zahlungsmittelbestand zum 30. 9.	**6 026**	**7 867**

1

EINSTELLUNG VON BEREICHEN

Die Abspaltung des gewerblichen Immobiliengeschäftes auf die Hypo Real Estate Holding AG wurde Ende September mit Eintragung ins Handelsregister rechtswirksam. Seit 1. Januar 2003 (Spaltungsstichtag gem. §§ 126, 135 UmwG) gelten alle Handlungen und Geschäfte der HVB AG, die das abzuspaltende Vermögen betreffen, als für Rechnung der Hypo Real Estate Holding vorgenommen. Dies bedeutet, dass die Wirkungen der Abspaltung im Verhältnis zwischen der HVB AG und der Hypo Real Estate Holding AG auf den 1. Januar 2003 zurückbezogen werden.

Dementsprechend sind in der Gewinn- und Verlustrechnung vom 1. Januar bis 30. September 2003 keine Erträge und Aufwendungen der abgespaltenen Gesellschaften mehr enthalten.

Die in der Gewinn- und Verlustrechnung und in den dazugehörigen Notes angegebenen Vorjahresvergleichswerte enthalten dagegen noch die Werte der abgespaltenen Gesellschaften und sind somit nur bedingt vergleichbar.

Gleiches gilt für die Bilanz zum 30. September 2003, die im Gegensatz zu den Vergleichswerten zum 31. Dezember 2002 keine Vermögenswerte und Verbindlichkeiten der abgespaltenen Unternehmen enthält.

Für einen betriebswirtschaftlich sinnvolleren Vergleich verweisen wir auf die in den Abschnitten »Erfolgsentwicklung« bzw. »Bilanzentwicklung« dargestellten Vergleiche der Zahlen des Geschäftsjahres 2003 mit den anteiligen Pro-forma-Vorjahreszahlen der neuen HVB Group.

Durch die Abspaltung gehören die
- HVB Real Estate Bank AG,
- Westfälische Hypothekenbank AG,
- WestHyp Immobilien Management GmbH & Co., KG,
- Württembergische Hypothekenbank AG,
- HVB Bank Ireland,
- FGH-Bank N.V.,
- Pfandbrief Bank International S. A.,
- PBI-Beteiligungs-GmbH,
- HVB Real Estate Capital Ltd., London,
- DIA Vermögensverwaltungs-GmbH

nicht mehr der HVB Group an und wurden mit Wirkung zum 1. Januar 2003 entkonsolidiert.

Nach erfolgter Trennung entfällt auch das im Jahresabschluss zum 31. Dezember 2002 sowie in den Zwischenberichten zu den ersten beiden Quartalen 2003 enthaltene Segment Hypo Group in unserer Segmentberichterstattung.

Der auf die Hypo Real Estate Holding AG abgespaltenene Teilkonzern (Hypo Real Estate Group) wurde im Rahmen der Abspaltung mit einem Eigenkapital von 3712 Mio € ausgestattet.

Die Risikoabschirmung durch die HVB AG wurde anteilig berücksichtigt.

Im Zusammenhang mit der Abspaltung, aber nicht als Bestandteil der Abspaltung, wurde das Bestandsportfolio der europäischen Niederlassungen der HVB AG mit wirtschaftlicher Wirkung zum 1. Januar 2003 auf die neue Hypo Real Estate Group übertragen. Die Übertragung erfolgte teilweise physisch durch Übernahme der Darlehen und Gläubigerwechsel und teilweise synthetisch, d. h. die Darlehen bleiben in der Bilanz der HVB AG, die Hypo Real Estate Group hat jedoch die Kreditrisiken durch einen Kreditübernahmevertrag und die laufende Bearbeitung der Darlehen übernommen.

2

SEGMENTBERICHTERSTATTUNG
ERFOLGSENTWICKLUNG NACH GESCHÄFTSFELDERN
VOM 1. JANUAR BIS 30. SEPTEMBER 2003

in Mio €	Deutschland	Österreich und CEE
Zinsüberschuss		
1.1.–30.9.2003	2 196	1 427
¾ von 2002	2 216	1 486
Kreditrisikovorsorge		
1.1.–30.9.2003	1 032	352
¾ von 2002	1 390	383
Provisionsüberschuss		
1.1.–30.9.2003	929	820
¾ von 2002	890	798
Handelsergebnis		
1.1.–30.9.2003	3	82
¾ von 2002	2	23
Verwaltungsaufwand		
1.1.–30.9.2003	2 232	1 682
¾ von 2002	2 450	1 667
Saldo sonstige betriebliche Erträge/Aufwendungen		
1.1.–30.9.2003	320	5
¾ von 2002	21	18
Betriebsergebnis		
1.1.–30.9.2003	184	300
¾ von 2002	– 711	275
Finanzanlageergebnis		
1.1.–30.9.2003	– 4	30
¾ von 2002	– 74	37
Abschreibungen auf Geschäfts- oder Firmenwerte		
1.1.–30.9.2003	14	97
¾ von 2002	161	88

	Corporates & Markets	Workout Immobilien	Sonstige/ Konsolidierung	HVB Group neu
	1 073	– 11	– 278	4 407
	1 030	– 7	– 273	4 452
	313	45	7	1 749
	689	—	7	2 469
	319	– 1	—	2 067
	314	– 2	4	2 004
	584	—	40	709
	524	—	41	590
	902	21	– 1	4 836
	989	20	46	5 172
	4	– 4	46	371
	22	– 3	77	135
	765	– 82	– 198	969
	212	– 32	– 204	– 460
	– 6	—	– 78	– 58
	– 200	—	677	440
	46	—	3	160
	45	—	2	296

ERFOLGSENTWICKLUNG NACH GESCHÄFTSFELDERN VOM 1. JANUAR BIS 30. SEPTEMBER 2003 (Fortsetzung)

in Mio €	Deutschland	Österreich und CEE
Zuführung zu Restrukturierungsrückstellungen		
1.1.–30.9.2003	—	—
¾ von 2002	159	1
Saldo übrige Erträge/Aufwendungen		
1.1.–30.9.2003	– 8	– 1
¾ von 2002	– 8	– 2
Ergebnis der gewöhnlichen Geschäftstätigkeit/ Ergebnis vor Steuern		
1.1.–30.9.2003	158	232
¾ von 2002	–1 113	221
darunter:		
Bank Austria-Gruppe		
1.1.–30.9.2003		232
¾ von 2002		221

	Corporates & Markets	Workout Immobilien	Sonstige/ Konsolidierung	HVB Group neu
	—	—	—	—
	26	—	26	212
	– 3	– 56	– 353	– 421
	– 2	– 86	– 14	– 112
	710	– 138	– 632	330
	– 61	– 118	431	– 640
	52		7	291
	– 31		26	216

ERFOLGSENTWICKLUNG NACH GESCHÄFTSFELDERN QUARTALSÜBERSICHT

in Mio €	Deutschland	Österreich und CEE
Zinsüberschuss		
1. Quartal 2003	737	467
2. Quartal 2003	752	477
3. Quartal 2003	707	483
1/4 von 2002	739	495
Kreditrisikovorsorge		
1. Quartal 2003	336	125
2. Quartal 2003	357	111
3. Quartal 2003	339	116
1/4 von 2002	463	128
Provisionsüberschuss		
1. Quartal 2003	307	268
2. Quartal 2003	290	268
3. Quartal 2003	332	284
1/4 von 2002	297	266
Handelsergebnis		
1. Quartal 2003	2	29
2. Quartal 2003	1	19
3. Quartal 2003	—	34
1/4 von 2002	1	8
Verwaltungsaufwand		
1. Quartal 2003	754	548
2. Quartal 2003	739	550
3. Quartal 2003	739	584
1/4 von 2002	817	555
Saldo sonstige betriebliche Erträge/Aufwendungen		
1. Quartal 2003	14	– 2
2. Quartal 2003	15	2
3. Quartal 2003	291	5
1/4 von 2002	7	6
Betriebsergebnis		
1. Quartal 2003	– 30	89
2. Quartal 2003	– 38	105
3. Quartal 2003	252	106
1/4 von 2002	– 236	92
Finanzanlageergebnis		
1. Quartal 2003	– 3	14
2. Quartal 2003	– 1	16
3. Quartal 2003	—	—
1/4 von 2002	– 25	13

Corporates & Markets	Workout Immobilien	Sonstige/ Konsolidierung	HVB Group neu
323	– 5	– 109	1 413
330	– 4	– 91	1 464
420	– 2	– 78	1 530
343	– 2	– 91	1 484
121	—	1	583
82	30	1	581
110	15	5	585
230	—	2	823
102	—	– 7	670
109	—	– 8	659
108	– 1	15	738
105	—	—	668
186	—	24	241
211	—	15	246
187	—	1	222
175	—	13	197
306	7	15	1 630
301	7	6	1 603
295	7	– 22	1 603
330	7	15	1 724
17	– 1	12	40
– 11	– 2	6	10
– 2	– 1	28	321
7	– 1	26	45
201	– 13	– 96	151
256	– 43	– 85	195
308	– 26	– 17	623
70	– 10	– 69	– 153
– 16	—	2	– 3
7	—	– 17	5
3	—	– 63	– 60
– 67	—	226	147

ERFOLGSENTWICKLUNG NACH GESCHÄFTSFELDERN QUARTALSÜBERSICHT (Fortsetzung)

in Mio €	Deutschland	Österreich und CEE
Abschreibungen auf Geschäfts- oder Firmenwerte		
1. Quartal 2003	5	33
2. Quartal 2003	4	32
3. Quartal 2003	5	32
¼ von 2002	54	29
Zuführung zu Restrukturierungs-rückstellungen		
1. Quartal 2003	—	—
2. Quartal 2003	—	—
3. Quartal 2003	—	—
¼ von 2002	53	—
Saldo übrige Erträge/Aufwendungen		
1. Quartal 2003	– 1	– 1
2. Quartal 2003	– 4	—
3. Quartal 2003	– 3	—
¼ von 2002	– 3	– 1
Ergebnis der gewöhnlichen Geschäftstätigkeit/Ergebnis vor Steuern		
1. Quartal 2003	– 39	69
2. Quartal 2003	– 47	89
3. Quartal 2003	244	74
¼ von 2002	– 371	75
darunter: Bank Austria-Gruppe		
1. Quartal 2003		69
2. Quartal 2003		89
3. Quartal 2003		74
¼ von 2002		75

KENNZIFFERN NACH GESCHÄFTSFELDERN

in %	Deutschland	Österreich und CEE
Cost-Income-Ratio (auf der Basis der operativen Erträge)		
1.1.–30.9.2003	64,7	72,1
1.1.–31.12.2002	78,3	71,7
Eigenkapitalrentabilität nach Steuern (bereinigt um Goodwillabschreibungen)		
1.1.–30.9.2003	3,1	7,4
1.1.–31.12.2002	–17,2	8,5
Eigenkapitalrentabilität nach Steuern		
1.1.–30.9.2003	2,7	2,9
1.1.–31.12.2002	– 20,7	4,6

[1] Kennzahlenwerte für das Segment »Workout Immobilien« ökonomisch nicht aussagekräftig.

	Corporates & Markets	Workout Immobilien	Sonstige/ Konsolidierung	HVB Group neu
	16	—	—	54
	15	—	2	53
	15	—	1	53
	15	—	1	99
	—	—	—	—
	—	—	—	—
	—	—	—	—
	9	—	9	71
	– 1	– 18	– 2	– 23
	– 1	– 18	– 233	– 256
	– 1	– 20	– 118	– 142
	– 1	– 29	– 4	– 38
	168	– 31	– 96	71
	247	– 61	– 337	– 109
	295	– 46	– 199	368
	– 22	– 39	143	– 214
	17		11	97
	6		– 17	78
	29		13	116
	– 11		8	72

	Corporates & Markets	Workout Immobilien[1]	Sonstige/ Konsolidierung	HVB Group neu
	45,6	—	—	64,0
	52,3	—	—	72,0
	20,6	—	—	1,3
	– 0,4	—	—	– 2,8
	19,0	—	—	– 0,3
	– 1,6	—	—	– 5,4

3

ZINSÜBERSCHUSS

in Mio €	1.1.–30.9. 2003	1.1.–30.9. 2002 HVB Group alt
Zinserträge aus		
Kredit- und Geldmarktgeschäften	13 211	20 439
festverzinslichen Wertpapieren und Schuldbuchforderungen	1 315	3 977
Aktien und anderen nicht festverzinslichen Wertpapieren	132	225
verbundenen Unternehmen	48	64
nach der Equity-Methode bewerteten Unternehmen	49	39
Beteiligungen	48	45
Immobilien des Finanzanlagebestandes	21	43
Zinsaufwendungen für		
Einlagen	5 561	10 671
Verbriefte Verbindlichkeiten	4 131	8 331
Nachrangkapital	812	907
Ergebnis aus dem Leasinggeschäft	**87**	**63**
Insgesamt	**4 407**	**4 986**

ZINSSPANNEN

in %	30.9.2003	30.9.2002 HVB Group alt
Auf Basis der durchschnittlichen Risikoaktiva (BIZ)	2,38	2,05
Auf Basis des durchschnittlichen Geschäftsvolumens	1,35	1,02

4

KREDITRISIKOVORSORGE

in Mio €	1.1.–30.9. 2003	¾ von 2002 HVB Group alt
Zuführungen	2 475	3 926
Wertberichtigungen auf Forderungen	2 356	3 731
Rückstellungen im Kreditgeschäft	119	195
Auflösungen	– 640	–1 003
Wertberichtigungen auf Forderungen	– 564	– 891
Rückstellungen im Kreditgeschäft	– 76	– 112
Eingänge auf abgeschriebene Forderungen	– 86	– 76
Insgesamt	**1 749**	**2 847**

Die Kreditrisikovorsorge wird im Zwischenbericht anteilig auf der Basis des voraussichtlichen Jahresbedarfs ermittelt.

5

PROVISIONSÜBERSCHUSS

in Mio €	1.1.–30.9. 2003	1.1.–30.9. 2002 HVB Group alt
Wertpapier- und Depotgeschäft	787	822
Außenhandelsgeschäft/ Zahlungsverkehr	733	678
Kreditgeschäft	346	353
Sonstiges Dienstleistungsgeschäft	201	173
Insgesamt	**2 067**	**2 026**

6

HANDELSERGEBNIS

in Mio €	1.1.–30.9. 2003	1.1.–30.9. 2002 HVB Group alt
Kursbezogene Geschäfte	209	62
Zins- und währungsbezogene Geschäfte	500	431
Insgesamt	**709**	**493**

Im Handelsergebnis sind Zins- und Dividendenerträge in Höhe von 543 Mio € sowie Refinanzierungskosten, die aus dem Saldo der Handelsaktiva und Handelspassiva resultieren, in Höhe von 470 Mio € enthalten.

7

VERWALTUNGSAUFWAND

in Mio €	1.1.–30.9. 2003	1.1.–30.9. 2002 HVB Group alt
Personalaufwand	2 677	3 023
Andere Verwaltungsaufwendungen	1 674	1 972
Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	485	550
Insgesamt	**4 836**	**5 545**

8

SALDO SONSTIGE BETRIEBLICHE ERTRÄGE/AUFWENDUNGEN

in Mio €	1.1.–30.9. 2003	1.1.–30.9. 2002 HVB Group alt
Sonstige betriebliche Erträge	536	248
Sonstige betriebliche Aufwendungen	165	175
Saldo sonstige betriebliche Erträge/Aufwendungen	**371**	**73**

9

SALDO ÜBRIGE ERTRÄGE/AUFWENDUNGEN

in Mio €	1.1.–30.9. 2003	1.1.–30.9. 2002 HVB Group alt
Übrige Erträge	—	—
Übrige Aufwendungen	**421**	**99**
darunter:		
Sonstige Steuern	14	17
Verlustübernahmen	62	82
Aufwendungen für Risikoabschirmung	345	—
Saldo übrige Erträge/Aufwendungen	**– 421**	**– 99**

10

ERGEBNIS JE AKTIE

	1.1.–30.9. 2003	1.1.–30.9. 2002 HVB Group alt
Gewinn/Verlust ohne Fremdanteile *(in Mio €)*	– 30	– 113
Gewinn/Verlust ohne Fremdanteile und vor Abschreibungen auf Geschäfts- oder Firmenwerte (in Mio €)	130	51
Durchschnittliche Anzahl der Aktien	536 288 701	536 288 701
Ergebnis je Aktie (bereinigt um Goodwillabschreibungen) in €	**0,24**	**0,10**
Ergebnis je Aktie in €	**– 0,06**	**– 0,21**

11

HANDELSAKTIVA

in Mio €	30.9.2003	31.12.2002 HVB Group alt
Schuldverschreibungen und andere festverzinsliche Wertpapiere	31 041	33 793
Aktien und andere nicht festverzinsliche Wertpapiere	2 704	2 536
Positive beizulegende Zeitwerte aus derivativen Finanzinstrumenten	48 234	44 411
Sonstige Handelsbestände	3 710	4 512
Insgesamt	**85 689**	**85 252**

12

KREDITVOLUMEN

Aufteilung nach Inhalten:

in Mio €	30.9.2003	31.12.2002 HVB Group alt
Kredite und Darlehen an Kreditinstitute	22 500	43 155
Kredite und Darlehen an Kunden	292 598	406 210
Eventualverbindlichkeiten	35 278	38 568
Insgesamt	**350 376**	**487 933**

13

WERTBERICHTIGUNGEN AUF FORDERUNGEN

Bestandsentwicklung:

in Mio €	2003	2002 HVB Group alt
Bestand zum 1.1.	**13 716**	**12 471**
Erfolgswirksame Veränderungen		
+ Bruttozuführungen	2 356	3 731
– Auflösungen	– 564	– 891
Erfolgsneutrale Veränderungen		
+/– Bestandsveränderungen durch Zu- bzw. Abgänge im Konsolidierungskreis	– 1 713	– 155
– Inanspruchnahme von bestehenden Wertberichtigungen	– 1 019	– 865
+/– Auswirkungen aus Währungsumrechnungen und andere nicht erfolgswirksame Veränderungen	– 215	– 217
Bestand zum 30. 9.	**12 561**	**14 074**

14

FINANZANLAGEN

in Mio €	30.9.2003	31.12.2002 HVB Group alt
HtM-Finanzanlagen		
Schuldverschreibungen und andere festverzinsliche Wertpapiere	9 525	31 370
AfS-Finanzanlagen	44 854	69 530
Anteile an verbundenen nicht konsolidierten Unternehmen	2 082	2 111
Beteiligungen	1 936	2 470
Schuldverschreibungen und andere festverzinsliche Wertpapiere	31 687	54 345
Aktien und andere nicht festverzinsliche Wertpapiere	9 149	10 604
darunter:		
langfristig gehaltene Bestände	5 660	6 352
At-Equity bewertete Unternehmen	826	537
Als Finanzinvestition gehaltene Grundstücke und Gebäude	473	561
Insgesamt	**55 678**	**101 998**

Die in der Kategorie »Available for Sale (AfS)« ausgewiesenen Finanzanlagen bewerten wir zum Fair Value. Dabei erfassen wir Wertschwankungen direkt im Eigenkapital, bis die AfS-Finanzanlagen veräußert werden oder bis eine Wertminderung nach IAS 39.109 ff. festgestellt wird. Dies gilt auch für unsere in den AfS-Finanzanlagen bilanzierten Aktienbestände, insbesondere die Anteile an der Allianz AG und der Münchener Rückversicherungsgesellschaft AG. Bei diesen Beständen haben wir bisher keine erfolgswirksamen Abwertungen vorgenommen, da die Kriterien für eine Wertminderung nach IAS 39.110 nicht erfüllt werden; die Buchwerte werden überdies durch Unternehmensbewertungen auf der Basis aktueller Analysten-Gewinnschätzungen untermauert.

15

VERBINDLICHKEITEN GEGENÜBER KREDITINSTITUTEN NACH FRISTEN

in Mio €	30.9.2003	31.12.2002 HVB Group alt
Täglich fällig	10 408	13 280
Befristet	110 935	130 081
Insgesamt	**121 343**	**143 361**

16

VERBINDLICHKEITEN GEGENÜBER KUNDEN NACH FRISTEN

in Mio €	30.9.2003	31.12.2002 HVB Group alt
Spareinlagen und Einlagen aus dem Bauspargeschäft	33 427	30 500
Andere Verbindlichkeiten	109 814	124 422
täglich fällig	47 513	49 548
befristet	62 301	74 874
Insgesamt	**143 241**	**154 922**

17

VERBRIEFTE VERBINDLICHKEITEN NACH FRISTEN

in Mio €	30.9.2003	31.12.2002 HVB Group alt
Befristet mit Restlaufzeit		
bis 3 Monate	16 086	33 351
über 3 Monate bis 1 Jahr	20 187	45 089
über 1 Jahr bis 5 Jahre	63 505	130 274
über 5 Jahre	31 655	62 847
Insgesamt	**131 433**	**271 561**

18

RÜCKSTELLUNGEN

in Mio €	30.9.2003	31.12.2002 HVB Group alt
Rückstellungen für Pensionen und ähnliche Verpflichtungen	4 541	4 664
Steuerverpflichtungen	2 550	4 736
Restrukturierungsrückstellungen	275	323
Rückstellungen im Kreditgeschäft	587	464
Sonstige Rückstellungen	694	744
Insgesamt	**8 647**	**10 931**

19

NACHRANGKAPITAL

in Mio €	30.9.2003	31.12.2002 HVB Group alt
Nachrangige Verbindlichkeiten	11 924	15 348
Genussrechtskapital	2 045	2 799
Hybride Kapitalinstrumente	4 026	4 164
Insgesamt	**17 995**	**22 311**

20

EIGENE AKTIEN

Im Rahmen des berichtspflichtigen Wertpapierhandelsgeschäfts haben die HVB AG und von ihr abhängige oder in ihrem Mehrheitsbesitz stehende Unternehmen gemäß § 71 Abs. 1 Nr. 1 AktG zum Schutz der Funktionsfähigkeit des Marktes in ihren Aktien zu den jeweiligen Tageskursen 31 061 329 Stück Aktien der HVB AG zu einem durchschnittlichen Ankaufspreis von 11,97 € je Stück erworben und zu einem durchschnittlichen Verkaufspreis von 11,93 € je Stück wieder veräußert. Die gekauften Stücke entsprechen einem Betrag von 93 Mio € bzw. 5,8% des Grundkapitals.

Der höchste Tagesbestand an eigenen Aktien einschließlich der für unsere Mitarbeiter vorgesehenen Aktien belief sich während der Berichtsperiode auf 588 057 Stück (das entspricht einem Betrag von 2 Mio € bzw. 0,11% des Grundkapitals).

Am 30. September 2003 waren uns und von uns abhängigen oder in unserem Mehrheitsbesitz stehenden Unternehmen gemäß § 71e Abs. 1 Satz 2 AktG insgesamt 4 999 615 Stück eigene Aktien als Sicherheit verpfändet. Dies entspricht einem Betrag von 15 Mio € bzw. einem Anteil von 0,9% des Grundkapitals.

21

EVENTUALVERBINDLICHKEITEN UND ANDERE VERPFLICHTUNGEN

in Mio €	30.9.2003	31.12.2002 HVB Group alt
Eventualverbindlichkeiten[1]	35 305	38 595
darunter:		
aus Bürgschaften und Gewährleistungsverträgen	35 278	38 568
Andere Verpflichtungen	57 930	66 757
darunter:		
unwiderrufliche Kreditzusagen	53 888	60 901
Insgesamt	**93 235**	**105 352**

[1] Den Eventualverbindlichkeiten stehen grundsätzlich Eventualforderungen in der gleichen Höhe gegenüber.

22

TERMINGESCHÄFTE (DERIVATIVE GESCHÄFTE)

Im Folgenden sind die am Stichtag noch nicht abgewickelten derivativen Geschäfte dargestellt, die neben den zins- und fremdwährungs-, aktien-/indexbezogenen sowie sonstigen Termingeschäften auch die Kreditderivate beinhalten. Neben den Kontrahentenrisiken unterliegen die Derivate vor allem Marktpreisrisiken aus Veränderungen von Zinssätzen, Devisen- oder Aktienkursen.

in Mrd €	Nominalbetrag		Kontrahentenrisiko	
	30.9.2003	31.12.2002 HVB Group alt	30.9.2003	31.12.2002 HVB Group alt
Zinsbezogene Geschäfte	3 149	2 394	40	42
Währungsbezogene Geschäfte	421	357	8	8
Aktien-/indexbezogene Geschäfte	82	56	4	4
Kreditderivate	45	61	—	1
Sonstige Geschäfte	—	1	—	—
Insgesamt	**3 697**	**2 869**	**52**	**55**

Unter Einbeziehung anerkannter Netting-Vereinbarungen sowie unter Berücksichtigung erhaltener Sicherheiten im Rahmen des OTC-Derivategeschäfts reduziert sich das Kontrahentenrisiko (positive Bruttowiederbeschaffungswerte) der derivativen Geschäfte um 44 Mrd € auf 8 Mrd € (31. Dezember 2002: Reduktion um 41 Mrd € auf 14 Mrd €).

23

MARKTRISIKOPOTENZIAL DER HANDELSAKTIVITÄTEN

Marktpreisrisiken entstehen durch Preisänderungen von Zins-, Devisen- und Aktien- bzw. Indexprodukten einschließlich der dazugehörigen Derivate. Das Marktrisikopotenzial unserer Handelsaktivitäten messen wir auf der Basis des sog. »Value-at-Risk« (zur Berechnungsmethode vgl. Geschäftsbericht 2002, Band Finanzbericht, Seite 28 ff.).

Value-at-Risk:

in Mio €	30.9.2003	31.12.2002 HVB Group alt
Zinsbezogene Geschäfte	51	61
Währungsbezogene Geschäfte	15	12
Aktien-/indexbezogene Geschäfte	51	26
Insgesamt	**117**	**99**

MITGLIEDER DES AUFSICHTSRATS

DR. MAXIMILIAN HACKL
Ehrenvorsitzender

DR. DR. H.C. ALBRECHT SCHMIDT
Vorsitzender, seit 7. 1. 2003

HERBERT BETZ
Stellv. Vorsitzender,
bis 14. 5. 2003

PETER KÖNIG
Stellv. Vorsitzender seit
14. 5. 2003

KURT F. VIERMETZ
Stellv. Vorsitzender

DR. MANFRED BISCHOFF

HEIDI DENNL
bis 14. 5. 2003

VOLKER DOPPELFELD

ERNST EIGNER
bis 14. 5. 2003

HELMUT GROPPER
bis 31. 1. 2003

KLAUS GRÜNEWALD

HEINZ-GEORG HARBAUER
bis 14. 5. 2003

ANTON HOFER

MAX DIETRICH KLEY

FRIEDRICH KOCH
seit 14. 5. 2003

HANNS-PETER KREUSER

DR. LOTHAR MEYER

HERBERT MUNKER
seit 14. 5. 2003

DR. HANS-JÜRGEN SCHINZLER
seit 3. 3. 2003

CHRISTOPH SCHMIDT
bis 14. 5. 2003

DR. SIEGFRIED SELLITSCH

PROF. DR. WILHELM SIMSON

PROF. DR. DR. H. C.
HANS-WERNER SINN

MARIA-MAGDALENA STADLER
seit 14. 5. 2003

URSULA TITZE
seit 14. 5. 2003

JENS-UWE WÄCHTER
seit 14. 5. 2003

HELMUT WUNDER

MITGLIEDER DES VORSTANDS

STEPHAN BUB[1]
Geschäftsfeld
Corporates & Markets

DR. STEFAN JENTZSCH
Geschäftsfeld Deutschland,
bis 31. 5. 2003
Geschäftsfeld
Corporates & Markets,
seit 1. 6. 2003

MICHAEL MENDEL[2]
Chief Risk Officer (CRO),
bis 31. 5. 2003
Geschäftsfeld Deutschland,
seit 1. 6. 2003

DR. MICHAEL KEMMER[3]
Chief Risk Officer (CRO)

DIETER RAMPL
Sprecher des Vorstands
Human Resources
Management, seit 1. 4. 2003

GERHARD RANDA
Geschäftsfeld
Österreich und CEE,
Chief Operating Officer (COO)

DR. PAUL SIEBERTZ[4]
Human Resources Management

DR. WOLFGANG SPRISSLER
Chief Financial Officer (CFO)

[1] bis 31. 5. 2003
[2] seit 1. 2. 2003
[3] seit 1. 6. 2003
[4] bis 31. 3. 2003

QUARTALSÜBERSICHT

	3. Quartal 2003	2. Quartal 2003[1]	1. Quartal 2003[1]	4. Quartal 2002 HVB Group alt	3. Quartal 2002 HVB Group alt
Erfolgszahlen (in Mio €)					
Zinsüberschuss	1 530	1 464	1 413	1 663	1 633
Kreditrisikovorsorge	585	581	583	950	949
Zinsüberschuss nach Kreditrisikovorsorge	945	883	830	713	684
Provisionsüberschuss	738	659	670	658	621
Handelsergebnis	222	246	241	294	58
Verwaltungsaufwand	1 603	1 603	1 630	1 531	1 777
Saldo sonstige betriebliche Erträge/Aufwendungen	321	10	40	42	13
Betriebsergebnis	**623**	**195**	**151**	**176**	**– 401**
Finanzanlageergebnis	– 60	5	– 3	– 321	328
Abschreibungen auf Geschäfts- oder Firmenwerte	53	53	54	231	56
Zuführung zu Restrukturierungs-rückstellungen	—	—	—	286	—
Saldo übrige Erträge/Aufwendungen	– 142	– 256	– 23	– 52	– 35
Ergebnis der gewöhnlichen Geschäfts-tätigkeit/Ergebnis vor Steuern	**368**	**– 109**	**71**	**– 714**	**– 164**
Ertragsteuern	74	97	60	10	9
Ergebnis nach Steuern	**294**	**– 206**	**11**	**– 724**	**– 173**
Fremdanteile am Ergebnis	– 98	– 11	– 20	8	7
Gewinn/Verlust	**196**	**– 217**	**– 9**	**– 716**	**– 166**
Ergebnis je Aktie (bereinigt um Goodwillabschreibungen) in €	0,46	– 0,30	0,08	– 0,91	– 0,20
Ergebnis je Aktie in €	0,36	– 0,40	– 0,02	– 1,34	– 0,31

[1] Rückwirkende Anpassung des 1. und 2. Quartals 2003 wegen wirtschaftlicher Rückwirkung der Abspaltung Hypo Real Estate Group zum Spaltungsstichtag 1. 1. 2003 (Pro-forma-Darstellung)

	30. Sept. 2003	30. Juni 2003	31. März 2003	31. Dez. 2002 HVB Group alt	30. Sept. 2002 HVB Group alt
Kennzahlen (in %)[1]					
Eigenkapitalrentabilität nach Steuern (bereinigt um Goodwillabschreibungen)	1,3	– 1,7	1,3	– 2,3	0,4
Eigenkapitalrentabilität nach Steuern	– 0,3	– 3,3	– 0,3	– 4,4	– 0,8
Cost-Income-Ratio (gemessen an den operativen Erträgen)	64,0	68,2	69,0	69,1	73,2
Cost-Income-Ratio (gemessen an den Erträgen der gewöhnlichen Geschäftstätigkeit)	69,9	74,2	71,4	70,4	66,9
Anteil Provisionsüberschuss an den operativen Erträgen	27,4	27,7	28,3	26,2	26,7
Bilanzzahlen (in Mrd €)					
Bilanzsumme	505,5	669,1	679,8	691,2	714,6
Kreditvolumen	350,4	466,8	479,0	487,9	492,2
Bilanzielles Eigenkapital	10,4	12,9	11,9	14,2	17,3
Bankaufsichtsrechtliche Kennzahlen nach BIZ					
Kernkapital (in Mrd €)	15,5	18,8	18,8	19,1	20,2
Eigenmittel (in Mrd €)	27,4	33,0	32,9	33,4	35,4
Risikoaktiva (in Mrd €)	259,8	321,7	331,8	340,6	352,6
Kernkapitalquote (in %)	6,0	5,8	5,7	5,6	5,7
Eigenmittelquote (in %)	9,5	9,4	9,1	9,1	9,2
Aktie					
Börsenkurs (in €)	14,77	14,39	6,88	15,22	13,42
Börsenkapitalisierung (in Mrd €)	7,9	7,7	3,7	8,2	7,2
Mitarbeiter[1]	61 776	64 004	65 131	65 926	66 763
Geschäftsstellen[1]	2 069	2 165	2 188	2 104	2 092

[1] Rückwirkende Anpassung des 1. und 2. Quartals 2003 wegen wirtschaftlicher Rückwirkung der Abspaltung Hypo Real Estate Group zum Spaltungsstichtag 1. 1. 2003 (Pro-forma-Darstellung)

TERMINE 2004	
Vorläufige Zahlen	26. Februar 2004
Bilanzpressekonferenz zum Jahresabschluss 2003	18. März 2004
Analystenkonferenz zum Jahresabschluss 2003	18. März 2004
Hauptversammlung	29. April 2004
ICM Internationales Congress Center München Neue Messe München-Riem, 81823 München	
Zwischenbericht zum 31. März 2004, Erscheinungstermin	29. April 2004
Zwischenbericht zum 30. Juni 2004, Erscheinungstermin	5. August 2004
Zwischenbericht zum 30. September 2004, Erscheinungstermin	4. November 2004

ANSPRECHPARTNER

Wenn Sie Fragen zu unseren Berichten haben, wenden Sie sich bitte an unseren Bereich Group Investor Relations:

Telefon 089 378-25276
Telefax 089 378-24083
E-mail
ir@hypovereinsbank.de

Wichtige Unternehmensnachrichten können Sie unmittelbar nach Veröffentlichung unter www.hvbgroup.com abrufen.
Sie können sich hier ebenfalls für unseren E-mail-Abo-Service registrieren.

INTERNET

Sie können unsere Geschäfts- und Zwischenberichte in einer benutzerfreundlichen interaktiven Version – u. a. mit Suchfunktion – auf unserer Website abrufen: www.hvbgroup.com/zwischenbericht

VERÖFFENTLICHUNGEN FÜR UNSERE AKTIONÄRE

Geschäftsbericht 2002 (deutsch/englisch) Kurzfassung und Langfassung

Zwischenberichte (deutsch/englisch) zum 1., 2. und 3. Quartal

Nachhaltigkeitsbericht

Lexikon (»Wichtige Begriffe des Geschäftsberichts kurz erklärt«)

BESTELLUNGEN

Wenn Sie eine der hier angegebenen Publikationen beziehen möchten, wenden Sie sich bitte an:

HVB Group
Service Berichtswesen
Telefon 089 89506075
Telefax 089 89506030

HERAUSGEBER

Bayerische
Hypo- und Vereinsbank
Aktiengesellschaft
Sitz München
80311 München
www.hvbgroup.com
Registergericht:
München HRB 421 48

Gestaltung:
Gottschalk+Ash Int'l

Satz:
Max Vornehm GmbH
Druck:
Druckerei Kriechbaumer

Druckfreigabe:
28.10.2003
Auslieferung:
5.11.2003

Printed in Germany

File No. 82-3777

Interim Report at September 30, 2003

HVB Group

CONTENTS

FINANCIAL HIGHLIGHTS

Key indicators (in %)	1/1–9/30/2003	2002
Return on equity after taxes (excl. amortization of goodwill)	1.3	(2.3)
Return on equity after taxes	(0.3)	(4.4)
Cost-income ratio (based on operating revenues)	64.0	69.1
Ratio of net commission income to operating revenues	27.4	26.2
Earnings	1/1–9/30/2003	1/1–9/30/2002
Operating profit (€ millions)	969	(814)
Profit (loss) (€ millions)	(30)	(113)
Earnings per share (excl. amortization of goodwill, €)	0.24	0.10
Earnings per share (€)	(0.06)	(0.20)
Balance sheet figures (€ billions)	9/30/2003	12/31/2002
Total assets	505.5	691.2
Total lending volume	350.4	487.9
Shareholders' equity	10.4	14.2
Key capital ratios compliant with BIS	9/30/2003	12/31/2002
Core capital (€ billions)	15.5	19.1
Equity funds (€ billions)	27.4	33.4
Risk assets (€ billions)	259.8	340.6
Core capital ratio (in %)	6.0	5.6
Equity funds ratio (in %)	9.5	9.1
Share information	1/1–9/30/2003	2002
Share price: Reporting date (€)	14.77	15.22
High (€)	18.60	42.55
Low (€)	6.88	11.75
Market capitalization (€ billions)	7.9	8.2
	9/30/2003	12/31/2002
Employees	61,776	65,926
Branch offices	2,069	2,104

SYSTEMATIC IMPLEMENTATION OF TRANSFORMATION PROGRAM REMAINS ON COURSE

We described the objectives of our 2003 transformation program in detail in the 2002 Annual Report (please refer to the section entitled "Transforming HVB Group" on pages 37–41 in the Annual Review) and in the interim reports at March 31 and June 30, 2003. The key elements call for us to boost our core capital ratio toward 7% this year, to achieve a sustained improvement in operating revenues in our core business, and to reduce the complexity of the corporate structure. As of the end of September, we had again achieved considerable progress in this direction.

We have pressed ahead strongly with our transformation program during the course of the year and reached important milestones on time. The successful IPO of Bank Austria Creditanstalt in July yielded proceeds of around €1 billion. The move has served to reinforce our capital base and also retain the financial flexibility we need to grow in Central and Eastern Europe. In selling norisbank, we realized a large book profit helping to further solidify our capital base and simultaneously to sharpen our strategic profile in the consumer finance segment.

With the spin-off of large parts of our commercial real estate business and the sale of Bank von Ernst, we have passed further milestones in the transformation process. The market has rewarded the systematic implementation of our program and the associated boost to HVB Group's profitability. Again in the third quarter, and especially in October, the HVB share enjoyed a sustained rise.

SPIN-OFF OF THE HYPO REAL ESTATE GROUP: NEW HVB GROUP WITH CLEAR FOCUS ON EUROPEAN RETAIL AND CORPORATE CUSTOMERS

We had made the decision to dispose of large parts of our commercial real estate finance business as part of our transformation program. With this in mind, we have now transferred our domestic mortgage banking subsidiaries and our European real estate finance activities to the Hypo Real Estate Group. Involving a volume of around €55 billion, the spin-off of the Hypo Real Estate Group has made a considerable contribution to reducing the risk assets of HVB Group. This means we are able to simultaneously link the advantages of a sharply enhanced risk profile with lower funding requirements on the capital market. In this way, the new HVB Group is underscoring its clear strategic focus on activities involving retail and corporate customers in its core European markets.

Following its entry in the Commercial Register at the end of September, the Hypo Real Estate Group opened its doors for business on October 6 as an independent corporate group with a separate stock-market listing in Frankfurt and Vienna. We have transferred a corporate group with a solid capital base and a successful management team to our shareholders. Building on a convincing business model, the Hypo Real Estate Group is positioning itself as a leading player in the international commercial real estate finance segment. The spin-off takes retroactive effect from January 1, 2003.

SALE OF BANK VON ERNST AND FURTHER REDUCTION OF RISK ASSETS

At the beginning of October, we announced the sale of Bern-based Bank von Ernst, which is expected to take effect at year-end 2003. We are generating a substantial book profit on the back of a selling price of approximately €323 million. The moves helps us to reinforce our business focus in our core markets of Germany, Austria, and Central and Eastern Europe, and to substantially improve our capital base.

A sharp cut in our risk assets is also intended to help boost our core capital ratio and optimize our risk profile. The spin-off of the Hypo Real Estate Group has made a crucial contribution to this goal. In addition, we adopted a raft of measures comprising the sale of non-strategic holdings, portfolio disposals, and securitizations at the beginning of the year. We again achieved good results in this respect during the third quarter, with risk assets already falling some €81 billion during the year to date as a whole.

SUSTAINED GAINS IN PROFITABILITY: MEASURES TO ADJUST CAPACITY ARE TAKING EFFECT...

Our capacity-adjustment program calls for the elimination of 11,100 positions in the period from 2001 to 2003. By the end of 2002 we had already eliminated nearly 6,800 of these positions.

The entire capacity-adjustment program is due to be completed by the end of 2003. We are on schedule with the implementation of the plan, and consequently expect to have a total workforce of approximately 60,000 in the corporate group by the end of the year, including initial consolidations (such as Biochim Bank) as well as the spin-off of the Hypo Real Estate Group.

In the first nine months of the year, the number of employees fell 4,150 to 61,776. 3,478 of this decline relates to deconsolidated companies primarily the Hypo Real Estate Group and norisbank; initially consolidated companies (notably Biochim Bank) raised the number of employees by 1,996. The number of branch offices fell by 60 in the first nine months of the year, excluding the 155 offices of the initially consolidated Biochim Bank, the 99 offices of norisbank, and the 31 offices attributable to the Hypo Real Estate Group.

...AND THE OPERATIONAL TURNAROUND IS ACCELERATING

Our performance in the first nine months of this year is fully within the range of our expectations. We have succeeded in considerably boosting both revenues and net income in the third quarter compared with the first two quarters of this year. In the outlook section of the Financial Review (starting on page 8 in the Financial Section of the 2002 Annual Report) we specified the target corridor for 2003 for the new HVB Group, meaning following the spin-off of the Hypo Real Estate Group. We hit this target corridor on a prorated basis in the first nine months of the year. We have exceeded the totals forecast in the range for operating revenues on account of the gain on the disposal of norisbank amounting to €279 million. Excluding the gain on the disposal of norisbank, we are right in the middle of the range, at €7,275 million. Our budget assumptions regarding loan-loss provisions continue to prove accurate. We anticipated the effect the high number of bankruptcies would have on net income. The reduction in general administrative expenses is being reinforced by the expanded capacity-adjustment program, and monitored by strict cost controlling. In this way, general administrative expenses were cut to a figure below the targeted range for the first nine months. Consequently, the cost-income ratio of the new HVB Group has improved appreciably compared with last year, from 72.0% to 64.0%. Even after elimination of the gain on the disposal of norisbank, it lies below the envisaged target corridor at 66.5%.

New HVB Group	2003 e	3/4 of 2003 e	1/1–9/30/2003
Total operating revenues (€ millions)	9,500–9,900	7,125–7,425	7,554
Provisions for losses on loans and advances (€ millions)	2,300–2,600	1,725–1,950	1,749
General administrative expenses (€ millions)	6,500–6,700	4,875–5,025	4,836
Cost-income ratio (in %)	66–70	66–70	64.0

TREND IN EARNINGS

The Hypo Real Estate Group was included in the prior year's consolidated income statement complete with its income and expenses. Following the spin-off of the Hypo Real Estate Group, the year-on-year analysis of the new HVB Group's earnings is impaired by the effects of deconsolidation, which result in lower figures being stated for both income and expenses. In order to obtain an economically useful and meaningful comparison, we have taken the proforma version of the income statement as the basis for our comments regarding the trends in HVB Group's earnings in this part of the report[1]. In this context, it is implied that the Hypo Real Estate Group was already not part of HVB Group last year. Consequently, the income and expenses of the Hypo Real Estate Group for last year are no longer included in this view; hence any deconsolidation effects arising from the spin-off are masked out. We have taken the prorated prior year totals as the basis for the comparison.

PROFORMA INCOME STATEMENT

	1/1–9/30/ 2003 € millions	3/4 of 2002 proforma € millions	Change € millions	Change in %
Net interest income	4,407	4,452	– 45	– 1.0
Provisions for losses on loans and advances	1,749	2,469	– 720	– 29.2
Net interest income after provisions for losses on loans and advances	2,658	1,983	+ 675	+ 34.0
Net commission income	2,067	2,004	+ 63	+ 3.1
Gains less losses arising from trading securities (trading profit)	709	590	+ 119	+ 20.2
General administrative expenses	4,836	5,172	– 336	– 6.5
Balance of other operating income and expenses	371	135	+ 236	>+100.0
Operating profit (loss)	**969**	**(460)**	**+ 1,429**	
Net income from investments	(58)	440	– 498	
Amortization of goodwill	160	296	– 136	– 45.9
Additions to restructuring provisions	—	212	– 212	–100.0
Balance of other income and expenses	(421)	(112)	– 309	>–100.0
Profit (loss) from ordinary activities/ net income (loss) before taxes	**330**	**(640)**	**+ 970**	
Taxes on income	231	(2)	+ 233	
Net income (loss)	**99**	**(638)**	**+ 737**	
Minority interest in net income (loss)	(129)	31	– 160	
Profit (loss)	**(30)**	**(607)**	**+ 577**	**+ 95.1**

[1] The income statement of the new HVB Group for the period from January 1 to September 30, 2003 compared with income statement of the old HVB Group for the period from January 1 to September 30, 2002 is shown on page 22 of the present report.

OPERATING REVENUES

At €7,554 million, total operating revenues were 5.2% higher than at this point last year. This total includes the gain on the disposal of norisbank amounting to €279 million. Particularly pleasing is the increase from quarter to quarter this year. After €2,364 million in the first quarter and €2,379 million in the second quarter, we achieved €2,811 million in the third quarter including the gain on the disposal of norisbank, and €2,532 million without this gain.

Net interest income has fallen €45 million compared with last year. The main reasons for this slight decline were the effects of the stronger euro notably against the dollar and a number of CEE currencies coupled with decreases in volumes caused by the reduction in risk assets in line with our transformation program. We have practically neutralized these effects by improving margins in the lending business. The interest margin calculated on the basis of the average volume of business increased 20 basis points compared with this time last year, to 2.38%. A detailed breakdown of interest income and interest expenses is shown in the notes.

At €2,067 million, net commission income has risen 3.1% over the prorated prior year total, attributable in part to successful sales of new investment products. The ratio of net commission income to total operating revenues remained nearly unchanged at 27.4% (2002: 27.9%).

With trading profit amounting to €709 million in the first nine months, we significantly exceeded the high prior year level. The rise can be attributed primarily to price-related transactions.

GENERAL ADMINISTRATIVE EXPENSES

After slashing the expenses of the old HVB Group by more than 8% last year, we are committed to cutting our costs even further in 2003 by means of a capacity-adjustment program. We succeeded in reducing the general administrative expenses of the new HVB Group by 6.5% compared with the prorated prior year figure, to €4,836 million. We calculate the cost-income ratio as the percentage of total operating revenues made up by general administrative expenses; we have improved this figure to 64.0% from 72.0% last year. Without the gains on the disposal of norisbank, it totaled 66.5% in the first nine months and 63.3% in the third quarter, which is the best quarterly figure this year.

PROVISIONS FOR LOSSES ON LOANS AND ADVANCES

In contrast to last year, we have so far been spared any unpleasant surprises in terms of loan-loss provisions in 2003. For the new HVB Group, we expect to record total provisions for losses on loans and advances amounting to €2,332 million, or €1,749 million on a prorated basis for the first nine months. This represents a decline of 29.2% compared with the prorated prior year amount.

OPERATING RESULT AND NET INCOME BEFORE TAXES

The operating result totaled €969 million after the first nine months. In the third quarter, it rose to €623 million, or to €344 million excluding the gain on the disposal of norisbank. After €151 million in the first quarter and €195 million in the second quarter, this is the best quarterly total this year. Thus the year-on-year turnaround has continued.

Net income from investments was impacted by non-recurring effects last year, whereas we have generated no significant gains on disposal in the current year. In contrast to the treatment under U.S. GAAP, scheduled amortization is taken on goodwill in our financial statements prepared in accordance with IFRS. The related charges totaled €160 million in the first nine months of this year.

Other income and expenses includes, on a prorated basis, the risk cover for the new Hypo Real Estate Group, which can amount to no more than €460 million for this year. The extent to which this cover is required, meaning the extent to which the new HVB Group will take a charge and the Hypo Real Estate Group is relieved of this charge correspondingly, depends on the further course of business. We have included a prorated amount of €345 million for this in the income statement at September 30, 2003.

Net income before taxes totals €330 million.

TAXES ON INCOME

Under taxes on income we show the actual taxes as well deferred tax assets and liabilities for temporary differences between the values stated in accordance with IFRS and the values stated for tax reporting purposes. The actual taxes mainly reflect profits earned by our foreign branches and subsidiaries, since tax regulations do not permit these profits to be offset against domestic losses. Another factor negatively impacting taxes was the reversal of deferred tax assets from past years.

MINORITY INTEREST IN NET INCOME

Following the IPO of Bank Austria Creditanstalt (BA-CA) in July, outside shareholders hold 22.5% of the shares in BA-CA. The new shares are endowed with full dividend entitlement for the fiscal year as a whole. Thus the outside shareholders are entitled to 22.5% of the net income of the BA-CA Group this year, which leads to the rise in the reported minority interest in net income to €129 million. Minority interest in the net loss reported last year totaled €31 million.

SEGMENT RESULTS

The segments recorded the following contributions to the operating result totaling €969 million:

Germany	€184 million
Austria and CEE	€300 million
Corporates & Markets	€765 million
Real Estate Workout	losses of € 82 million

TRENDS IN THE GERMANY SEGMENT

In the Germany segment, operating revenues rose around 10% over the prior year, primarily as a result of the gain on the disposal of norisbank. Even without this effect, operating revenues were up slightly on the prior year thanks notably to higher net commission income, up 4%. Thanks to cost-cutting measures, the cost-income ratio improved to 70.4% from 70.5% after six months and 78.3% last year. Furthermore, the sharp reduction in loan-loss provisions helped to produce an operating profit.

The operating profit recorded by the Retail and private banking business (including asset management and private banking activities) is dominated by the gain on the disposal of norisbank. Without this effect, the cost-income ratio improved sharply to 89.3% on the back of a 15% reduction in general administrative expenses and constant operating revenues. In addition, the reduction of loan-loss provisions by half resulted in a nearly balanced operating result.

GERMANY SEGMENT

INCOME STATEMENT BY DIVISION

€ millions	Retail and private banking	Corporates and professionals	Commercial real estate finance	Consolidation	Germany segment Total
Operating revenues					
Sept. 30, 2003	1,894	1,166	388	—	3,448
3/4 of 2002	1,618	1,136	395	(20)	3,129
Provisions for losses on loans and advances					
Sept. 30, 2003	180	486	366	—	1,032
3/4 of 2002	320	652	418	—	(1,390)
General administrative expenses					
Sept. 30, 2003	1,442	612	178	—	2,232
3/4 of 2002	1,690	579	194	(13)	2,450
Operating profit (loss)					
Sept. 30, 2003	272	68	(156)	—	184
3/4 of 2002	(392)	(95)	(217)	(7)	(711)
Cost-income ratio					
Sept. 30, 2003	76.1%	52.5%	45.9%		64.7%
Dec. 31, 2002	104.5%	50.9%	49.1%		78.3%

Operating revenues rose 3% in the division covering corporate customers and professionals. Despite the implemented reduction in volume in lending operations, net interest income remained stable thanks to rising margins. We continued to take a selective approach to the lending business. By significantly reducing loan-loss provisions again in the third quarter, we succeeded in reversing the trend in operating results as compared with the prior year.

In the commercial real estate finance business that remained after the spin-off of the Hypo Real Estate Group, we considerably reduced operating losses in a market that is still difficult. We will continually pare back this portfolio in the developer and building contractor business over the coming years.

TRENDS IN THE AUSTRIA AND CEE SEGMENT

Again in the third quarter, the Austria and CEE segment generated a healthy operating profit, totaling €106 million, which was ahead of the totals in the previous quarters. All in all, the operating result in the first nine months climbed 9% year-on-year. Operating revenues remained constant, with the pleasing increase in trading profit partially offsetting the decline in net interest income. The increase in operating profit can be attributed to a reduction in loan-loss provisions coupled with almost unchanged general administrative expenses.

AUSTRIA AND CEE SEGMENT

INCOME STATEMENT BY DIVISION

€ millions	Private customers	Corporates	CEE	Consolidation	Austria and CEE segment Total
Operating revenues					
Sept. 30, 2003	920	717	697	—	2,334
3/4 of 2002	946	689	691	(1)	2,325
Provisions for losses on loans and advances					
Sept. 30, 2003	97	182	73	—	352
3/4 of 2002	73	198	112	—	383
General administrative expenses					
Sept. 30, 2003	766	407	509	—	1,682
3/4 of 2002	781	371	515	—	1,667
Operating profit (loss)					
Sept. 30, 2003	57	128	115	—	300
3/4 of 2002	92	120	64	(1)	275
Cost-income ratio					
Sept. 30, 2003	83.3%	56.8%	73.0%		72.1%
Dec. 31, 2002	82.6%	53.9%	74.6%		71.7%

In the private customers division of the Austria and CEE segment, sustained margin pressure on the deposit-taking side of the business led to a decline in net interest income over the first nine months of the year, and consequently to a slight drop in total operating revenues. With general administrative expenses falling at the same time, the cost-income ratio remained practically unchanged. The operating result decreased primarily on the back higher loan-loss provisions for business customers.

In corporate banking in Austria, we managed to increase operating revenues by 4% despite weak volumes and lower revenues from services operations due to the economic situation. With general administrative expenses up, the operating result improved 7% thanks to lower loan-loss provisions.

In Central and Eastern Europe (CEE) we made selective acquisitions to further solidify our position as the region's leading network bank. In the CEE division, income is displaying a pleasing trend, with operating results up 80% to €115 million. The quarterly profit rose by around one fifth over the previous quarter. The slight improvement in the cost-income ratio can similarly be attributed to higher operating revenues and lower general administrative expenses. The satisfactory downward movement in loan-loss provisions continued. These positive trends are reflected notably in Poland, which is our most significant market in Central and Eastern Europe.

Including the net income from Corporates & Markets and the Other/ Consolidation segment together with the Group-sepcific items such as amortization and funding expense of goodwill, the Bank Austria Creditanstalt Group overall contributed €291 million to the net income before taxes reported by the new HVB Group. The system of segment reporting employed by HVB Group involves allocating all income and expenses to the business segments in line with causation. This takes place irrespective of whether they accrue directly at a Group company or need to be consolidated at corporate level, as is the case with the group-specific items mentioned. Consequently, the contributions to earnings made by the Bank Austria Creditanstalt Group and all other Group companies with group-specific items do not, from the corporate point of view, match their primary net income. The primary net income before taxes of the Bank Austria Creditanstalt Group of €457 million is published separately by Bank Austria Creditanstalt.

TRENDS IN THE CORPORATES & MARKETS SEGMENT

The pleasing performance of the Corporates & Markets segment continued through the third quarter. With constantly rising quarterly profits, the segment generated the largest contribution to net income within the new HVB Group, with an operating profit of €308 million in the third quarter and of €765 million as a cumulative total for the year to date. At 45.6%, the cost-income ratio improved over the total of 47.9% reported after six months and 52.3% reported last year, thanks to the material decline in general administrative expenses allied with higher operating revenues. Trading profit improved at a satisfactory rate, rising a further 11% over the high prorated figure for this point last year. A halving of loan-loss provisions in particular helped the operating result to increase to more than three-fold over the prorated prior year total.

In the Equity Markets division, operating revenues were up thanks mainly to a strong increase in net commission income and a sharp improvement in trading profit. With general administrative expenses falling at the same time, the division achieved the turnaround in terms of operating result.

The Debt Markets division increased its operating revenues by a factor of five notably on the back of favorable developments in both much higher net interest income and trading profit, which even exceeded the high total recorded last year. The cost-income ratio improved to 44.2% in part due to lower general administrative expenses. This produced an operating result up around 74%.

In the Corporates division, operating revenues were down primarily due to lower net interest income resulting from the decrease in risk assets. Further cost cuts of 12% were not able to compensate fully for the decline in revenues. The cost-income ratio deteriorated to 40.6%. Particularly instrumental in the turnaround in the division's operating result was the reduction in loan-loss provisions by more than half.

CORPORATES & MARKETS SEGMENT

INCOME STATEMENT BY DIVISION

€ millions	Equity Markets	Debt Markets	Corporates	Consolidation	Corporates & Markets segment Total
Operating revenues					
Sept. 30, 2003	196	968	823	(7)	1,980
3/4 of 2002	148	787	1,003	(48)	1,890
Provisions for losses on loans and advances					
Sept. 30, 2003	—	—	313	—	313
3/4 of 2002	—	4	685	—	689
General administrative expenses					
Sept. 30, 2003	147	428	334	(7)	902
3/4 of 2002	186	473	380	(50)	989
Operating profit (loss)					
Sept. 30, 2003	49	540	176	—	765
3/4 of 2002	(38)	310	(62)	2	212
Cost-income ratio					
Sept. 30, 2003	75.0%	44.2%	40.6%		45.6%
Dec. 31, 2002	125.3%	60.1%	37.9%		52.3%

The spin-off of the Hypo Real Estate Group resulted in the lending volume declining €118.8 billion, or some 25% compared with the total at the six-month mark. On the liabilities side of the balance sheet, deposits from other banks, amounts owed to other depositors, and promissory notes and other liabilities evidenced by paper declined by an aggregate total of €150.5 billion, or almost 28% compared with the total at June 30, 2003, as a result of the spin-off.

Thus the balance sheet of the new HVB Group has been affected by the effects of deconsolidation relating to the spin-off of the Hypo Real Estate Group in the same way as the income statement. The comparison of the balance sheet at September 30 with the proforma balance sheet at December 31, 2002 facilitates an analysis of the changes in volumes without these deconsolidation effects[1]. Both the capital base of the new Hypo Real Estate Group that has now been realized and

BALANCE SHEET AT SEPTEMBER 30, 2003, WITH PROFORMA COMPARATIVE VALUES

ASSETS

	9/30/2003 € millions	12/31/2002 proforma € millions	Change € millions	Change in %
Cash reserve	6,026	5,259	+ 767	+ 14.6
Assets held for trading purposes	85,689	85,252	+ 437	+ 0.5
Placements with, and loans and advances to, other banks	54,647	57,552	– 2,905	– 5.0
Loans and advances to customers	297,136	314,854	– 17,718	– 5.6
Write-downs on loans and advances	(12,561)	(12,206)	– 355	– 2.9
Investments	55,678	65,807	– 10,129	– 15.4
Property, plant and equipment	2,998	3,331	– 333	– 10.0
Intangible assets	3,683	3,746	– 63	– 1.7
Other assets	12,234	12,220	+ 14	+ 0.1
Total assets	**505,530**	**535,815**	**– 30,285**	**– 5.7**

[1] The balance sheet of the new HVB Group at September 30, 2003 compared with the balance sheet of the old HVB Group at December 31, 2002 is shown on page 24 of the present report.

the physical portfolio transfers performed are taken into account in the presentation of the comparative prior year totals. The synthetic transfer have had no impact on the figures shown in the balance sheet.

TOTAL ASSETS AND LENDING VOLUME

The total assets of the new HVB Group amounted to €505.5 billion at September 30, 2003, down 5.7% on the year-end total. The decline results primarily from lower loans and advances to customers, and investments. The lending volume decreased by €25.4 billion to €350.4 billion, with both placements with, and loans and advances to, customers and other banks, and contingent liabilities falling.

The increase in minority interest is caused in large part by the IPO of BA-CA.

SHAREHOLDERS' EQUITY AND LIABILITIES

	9/30/2003 € millions	12/31/2002 proforma € millions	Change € millions	Change in %
Deposits from other banks	121,343	136,419	– 15,076	– 11.1
Amounts owed to other depositors	143,241	147,096	– 3,855	– 2.6
Promissory notes and other liabilities evidenced by paper	131,433	147,523	– 16,090	– 10.9
Liabilities held for trading purposes	62,096	51,479	+ 10,617	+ 20.6
Provisions	8,647	8,830	– 183	– 2.1
Other liabilities	8,604	11,973	– 3,369	– 28.1
Subordinated capital	17,995	20,564	– 2,569	– 12.5
Minority interest	1,799	678	+ 1,121	>+100.0
Shareholders' equity	10,372	11,253	– 881	– 7.8
Subscribed capital	1,609	1,609	—	—
Additional paid-in capital	12,024	12,024	—	—
Retained earnings	—	—	—	—
Reserve arising from currency and other changes	(125)	—	– 125	—
Change in valuation of financial instruments	(3,106)	(2,380)	– 726	– 30.5
AfS reserve	(2,244)	(1,531)	– 713	– 46.6
Hedge reserve	(862)	(849)	– 13	– 1.5
Consolidated profit 2002	—	—	—	—
Profit (loss) 1/1–9/30/2003	(30)	—	– 30	—
Total shareholders' equity and liabilities	**505,330**	**535,815**	**– 30,285**	**– 5.7**

The spin-off of the Hypo Real Estate Group has reduced the shareholders' equity shown in the balance sheet by around €4.0 billion, excluding changes in the valuation of financial instruments. In this context, the value of the assets associated with the spin-off (excluding changes in the valuation of financial instruments) exceeded the value of the liabilities associated with the spin-off by €3.7 billion, while deconsolidation effects totaling €0.3 billion were also recorded. A contrary effect arose from the changes in the valuation of financial instruments amounting to €1.0 billion, since a negative hedge reserve of €1.2 billion and an afs-reserve of €0.2 billion were transferred to the Hypo Real Estate Group as part of the spin-off.

RISK ASSETS AND KEY CAPITAL RATIOS

In order to bolster the core capital ratio in the corporate group, at the beginning of the year we set ourselves the goal of considerably reducing risk assets by the end of the year. A reduction of around €35 to 40 billion is to be realized by securitizing risks, paring back lending operations in the Americas and Asia, selling portfolios and disposing of holdings that do no generate any strategic or operational value. In the first nine months of the year, we reduced risk assets by approximately €55 billion through the spin-off of the Hypo Real Estate Group, and by approximately €26 billion through the other measures listed, to reach a total of to €259.8 billion.

The core capital of the new HVB Group was reduced some €4.2 billion as a result of the capital base and deconsolidation of the Hypo Real Estate Group, and boosted €0.9 billion by the IPO of BA-CA. Compared with the proforma figures at year-end 2002, we have sharply improved both the core capital ratio, from 5.1% to 6.0%, and the equity funds ratio, from 8.3% to 9.5%.

The measures we have initiated to reduce risk assets and bolster the capital base are geared to boosting our credit standing on the international capital markets and hence to enhancing the funding options at our disposal.

IFRS PRINCIPLES

The present interim report has been prepared in accordance with IAS 34. We have applied the same accounting and valuation principles as in the consolidated financial statements for 2002 (explained in detail starting on page 47 in the Financial Section of the 2002 Annual Report). With the exception of the Hypo Real Estate Group segment, which has been spun off and hence is no longer included, reporting is based on the same segment structure as in the consolidated financial statements for 2002.

As already implemented at the six-month point, reporting on the Germany, Austria and CEE, and Corporates & Markets segments has been expanded to include a description and analysis of the division results as compared with the prior year. In this way we achieve greater transparency in explaining our operating performance.

CHANGES TO THE GROUP OF CONSOLIDATED COMPANIES

The spin-off means that the following companies of the new Hypo Real Estate Group are no longer included in our group of consolidated companies:

- HVB Real Estate Bank AG,
- Westfälische Hypothekenbank AG,
- WestHyp Immobilien Management GmbH & Co., KG,
- Württembergische Hypothekenbank AG,
- HVB Bank Ireland,
- FGH-Bank N.V.,
- Pfandbrief Bank International S. A.,
- PBI-Beteiligungs-GmbH,
- HVB Real Estate Capital Ltd., London,
- DIA Vermögensverwaltungs-GmbH.

We described the Hypo Group in detail as a discontinuing operation in our interim report at June 30, 2003. The lending volume of the Hypo Real Estate Group totaled €119 billion at the mid point in the year, and it had generated net income after taxes of €30 million. It employed a total of 1,654 people in 31 offices.

After the relevant boards had given their approval and the responsible authorities had signaled their consent, we sold norisbank with effect from September 30, 2003, which yielded a gain of €279 million.

BA-CA Asset Management was sold in the third quarter. The disposal yielded a gain of €18 million.

Our private banks Bethmann in Frankfurt and Maffei in Munich were merged in the third quarter with retroactive effect from January 1, 2003. The new Bankhaus BethmannMaffei OHG headquartered in Munich has around 200 employees serving 5,500 high net worth customers with an investment volume of €4.8 billion.

Our Croatian banks HVB Croatia and Splitska Banka merged in the third quarter. The resulting institution is known as Splitska Banka d.d.

EVENTS AFTER SEPTEMBER 30, 2003

HVB has, together with an investor, founded a subsidiary for its project finance business, which will be consolidated in its 2003 financial results. In addition to contributing a portion of our existing project finance portfolio, we will bring to bear our expertise in the business, particularly as concerns administration of the portfolio and acquisition of new transactions. Through the participation of the investor in this financial institition, our core capital will rise by approximately €750 million by December 31, 2003.

We sold Bank von Ernst & Cie AG in October 2003. We will generate a gain totaling €214 million from the transaction, which, subject to the approval of the regulatory authorities, is expected to be completed by the end of the year. This amount will be recorded under other operating income. Bank von Ernst employs around 400 people and had total assets of €1 billion at the half-way point in the year.

In October, we outplaced risks arising from mortgage loans extended to retail customers of HypoVereinsbank in a synthetic residential mortgage-backed securities transaction known as Provide-A 2003-1. The measure reduces our risk assets by approximately €1.8 billion. The transaction volume of €3.1 billion makes this the largest securitization transaction performed on KfW's PROVIDE® platform to date.

Following a strong upsurge in the previous quarter, the HVB share performed very steadily in the third quarter to rise around 3%, which was better than the market as a whole. The interest premiums on HVB securities on the bond markets also continued to fall constantly to take them back below last year's level. These developments reflect a significant rise in the confidence that international investors have in HVB Group. To date, we have been able to achieve our ambitious targets for 2003 in full through the systematic implementation of further important items in the transformation program on schedule and a clear upturn in the trend for operating results.

The HVB share was excluded from the EuroStoxx 50^{SM} index on September 19, 2003. According to the Stoxx rules, among other things stocks are automatically removed from the index if, at the yearly review date, they are no longer among the 60 biggest stocks in the euro zone as measured by market capitalization weighted by free float. On account of the comparatively small free float of around 69% and the non-recognition of the outstanding preferred shares, the HVB share just failed to meet this requirement. This decision has, however, had hardly any impact on the development of the price. Shortly afterwards, the HVB share even managed to achieve its year high of €18.60.

The entry of the Hypo Real Estate Group in the Commercial Register on September 29, 2003 marked a further milestone in the transformation process with the spin-off of the commercial real estate finance business to an independent corporate group. The Hypo Real Estate Holding share has been listed since October 6. Every HVB shareholder received one additional share of Hypo Real Estate Holding stock for each four shares of HVB stock held. The spin-off, and the greater focusing it has brought about at both organizations, has been warmly welcomed by the markets. Measured by the first prices of HVB and Hypo Real Estate Holding shares against the closing price of the HVB share on the last trading day before the spin-off, our shareholders have enjoyed an appreciation in value of around 8%, which grew even further during the first days of October.

The tremendous interest shown by investors in the new HVB Group with its clear positioning as a European bank for retail and corporate customers gives us cause for optimism that our share will continue to perform well.

GENERAL ECONOMIC SITUATION

The first signs of an economic recovery multiplied around the world in the third quarter. Boosted by a massive fiscal stimulus, the U.S. economy is likely to expand at an annualized rate of around 4.5%. As the marked improvement in the sentiment indicators documents, the economy of the euro area is also about to experience a turn for the better. Economic activity is still expected, however, to have remained very low-key in the third quarter, as figures regarding industrial production and private consumption indicate, with the German economy proving no exception.

Growth in Austria picked up at a low level in the third quarter, putting it at perhaps 1% higher than a year earlier. The trend is being reinforced by efforts to exploit greater budgetary leeway in the public coffers together with a somewhat livelier construction industry and stronger investment activity. In Central and Eastern Europe, economic expansion returned to an average level of around 3.5% in the third quarter, with the Polish economy leading the way on the back of doubled growth rates.

INDUSTRY TRENDS

The third quarter, which is traditionally considered a difficult period for the banking industry, benefited from the first signs of an upturn in economic prospects. The continuing recovery on the equity markets also had a positive effect on the financial services industry. Moreover, systematically implemented measures targeting a sustained reduction in the cost base at German banks are starting to yield tangible rewards.

Over the last three months, bond markets have fallen as equity markets have risen. This can be attributed in part to a sharp rise in the yields on ten-year bonds and in part to returning strong demand for shares. The steeper yield curve together with consistent risk-adjusted pricing in the consumer loan business have had a positive effect on the earnings position of banks. Fee and commission income from securities operations has also been boosted by the recovery on the equity markets. At the same time, though, we are observing a trend toward more consolidation above all in activities involving fixed-income securities, yielding weak trading profits following a strong performance in the first half of the year.

The high rate of bankruptcies in Germany caused by the weak economy will result in banks again having to record above-average provisions in the third quarter. Despite this, we anticipate that the situation will slowly stabilize as the young economic recovery takes hold. Thus we assume that the level of provisions will remain lower than last year over the year as a whole. All in all, we expect the German banking industry to again report a rise in operating results this year.

GENERAL ECONOMIC TRENDS

The global economic upturn is set to continue over the winter months. The U.S. economy is expected to expand at an annualized rate of 4% through to the spring of 2004. Due to enormous structural imbalances, though, the U.S. economy will be unable to generate a self-sustaining upswing. The economic plateau in the United States will also temporarily stimulate growth in the euro area. Following GDP growth of just 0.5% in 2003, the pace of expansion will, however, remain well below potential again in 2004, at 1.5%. The German economy should expand again next year, with real GDP growth of around 1% in 2004 following stagnation in 2003, on the back of improving exports and the accelerated tax reform.

The deciding factor for the medium-term growth prospects in Europe is above all the fact that reform discussions are again a priority in many countries. In Germany, cutbacks in subsidies coupled with reforms to the labor market and healthcare system, known together as the Agenda 2010, are enhancing the prospects for growth for the next few years. These measures will, however, do little to overcome the current economic difficulties. Instead, they will gradually result in accelerating, and above all, more robust growth.

The anticipated upswing in Austria should become evident over the last couple of months of 2003 – and hence earlier than expected – even if the angle of growth is lower than in any previous upturn and risks in the global economy raise doubts as to whether it can be sustained in the latter parts of 2004. Given the rate of expansion projected over the winter months, we expect economic growth to total 2.1% in 2004 after an upwardly revised figure of 1% in 2003. Since the increase in private consumption remains muted, the impetus will come primarily from exports and yet higher military spending.

In Central and Eastern Europe, the series of referendums regarding EU accession that has now been completed with approval rates of between 67% and over 90% gives reason to assume that determined efforts will be made to conclude any outstanding items on the accession agenda. Thanks to the remarkable turnaround in Poland, where growth rates will rise from 1.4% in 2002 and 3.5% in 2003 to a good 4% in 2004, growth in the eleven CEE countries overall (4% in 2004 after 3.6% in 2003) is returning again toward the medium-term trend. The catching-up process is still secured, even if the liveliness of domestic demand is dampened again and again by medium-term budgetary consolidation to which there is no alternative. Increasing foreign trade links in conjunction with burgeoning industrial networks are playing a crucial role in this process.

FUTURE EARNINGS TRENDS OF HVB GROUP

We met our earnings forecast in full in the first nine months of this year. This achievement gives us greater confidence that we are on the right track with our transformation program and to continue implementing it rapidly and systematically over the next few months.

In order to further bolster our core capital ratio by the end of the year, we intend to carry out the following measures, which have already been initiated, besides reinvesting profits in the corporate group:

- five securitization transactions worth a total of €9.7 billion,
- the sale of our commercial real estate finance portfolio in the United States,
- the already completed formation a financial company together with an outside partner (please see "Events after September 30, 2003").

After these measures have been concluded, we expect our core capital ratio to total between 6.7% and 6.8%, based on current assumptions.

Overall, the risks to the future development of HVB Group outlined in the Risk Report (on pages 10-36 in the Financial Section of our 2002 Annual Report) have not altered materially during the year to date. All in all, therefore, we are abiding by the projections that we described under the outlook in the 2002 Financial Review (starting on page 8 in the Financial Section of 2002 Annual Report). In particular, this applies to the turnaround on the operational side of the business which we were already able to achieve in the first three quarters of the year.

Following on from the successes achieved thus far, our transformation program is entering the final straight in the fourth quarter. We are confident of being able to maintain the momentum built up over the course of the year to date in the last couple of months as well. We expect to achieve all the objectives of the transformation by the end of the year as planned. By selling further non-strategic assets, we aim to permanently bolster our capital base. We are looking to accelerate reductions in our stock of risk assets by performing further large-scale securitization transactions in the remaining months of the year. Building on a far stronger capital base and continuing to optimize its cost structures, the new HVB Group will next year again concentrate more heavily on revenue growth and thus further boost its profitability.

RESULTS

INCOME STATEMENT
FROM JANUARY 1 TO SEPTEMBER 30, 2003

EARNINGS/EXPENSES

	Notes	1/1–9/30/ 2003 € millions	1/1–9/30/ 2002 HVB Group old € millions	Change € millions	Change in %
Interest and similar income		14,993	24,983	– 9,990	– 40.0
Interest expense and similar charges		10,586	19,997	– 9,411	– 47.1
Net interest income	3	4,407	4,986	– 579	– 11.6
Provisions for losses on loans and advances[1]	4	1,749	2,847	– 1,098	– 38.6
Net interest income after provisions for losses on loans and advances		2,658	2,139	+ 519	+ 24.3
Fee and commission income		2,509	2,472	+ 37	+ 1.5
Fee and commission expense		442	446	– 4	– 0.9
Net commission income	5	2,067	2,026	+ 41	+ 2.0
Gains less losses arising from trading securities (trading profit)	6	709	493	+ 216	+ 43.8
General administrative expenses	7	4,836	5,545	– 709	– 12.8
Balance of other operating income and expenses	8	371	73	+ 298	>+100.0
Operating profit (loss)		**969**	**(814)**	**+ 1,783**	
Net income from investments		(58)	970	– 1,028	
Amortization of goodwill		160	164	– 4	– 2.4
Balance of other income and expenses	9	(421)	(99)	– 322	>–100.0
Profit (loss) from ordinary activities/ net income (loss) before taxes		**330**	**(107)**	**+ 437**	
Taxes on income[1]		231	27	+ 204	>+100.0
Net income (loss)		**99**	**(134)**	**+ 233**	
Minority interest in net income (loss)[1]		(129)	21	– 150	
Consolidated profit (loss)		**(30)**	**(113)**	**+ 83**	**+ 73.5**

	Notes	1/1–9/30 2003 in €	1/1–9/30 2002 HVB Group old in €
Earnings per share (excl. amortization of goodwill)	10	0.24	0.10
Earnings per share	10	(0.06)	(0.21)

Since no conversion rights or option rights to approved capital existed at September 30, 2003, there is no calculation of diluted earnings per share.

[1] Due to the untypical course in the previous year, we have estimated provisions for losses on loans and advances on the pro-rata prior-year figure and thus also adjusted income taxes and minority interests accordingly.

INCOME STATEMENT
FROM JULY 1 TO SEPTEMBER 30, 2003

EARNINGS/EXPENSES

	Notes	7/1–9/30/ 2003 € millions	7/1–9/30/ 2002 HVB Group old € millions	Change € millions	Change in %
Interest and similar income		4,598	7,963	– 3,365	– 42.3
Interest expense and similar charges		3,068	6,330	– 3,262	– 51.5
Net interest income	3	1,530	1,633	– 103	– 6.3
Provisions for losses on loans and advances[1]	4	585	949	– 364	– 38.4
Net interest income after provisions for losses on loans and advances		945	684	+ 261	+ 38.2
Fee and commission income		895	747	+ 148	+ 19.8
Fee and commission expense		157	126	+ 31	+ 24.6
Net commission income	5	738	621	+ 117	+ 18.8
Gains less losses arising from trading securities (trading profit)	6	222	58	+ 164	>+ 100.0
General administrative expenses	7	1,603	1,777	– 174	– 9.8
Balance of other operating income and expenses	8	321	13	+ 308	>+ 100.0
Operating profit (loss)		**623**	**(401)**	**+ 1,024**	
Net income from investments		(60)	328	– 388	
Amortization of goodwill		53	56	– 3	– 5.4
Balance of other income and expenses	9	(142)	(35)	– 107	>– 100.0
Profit (loss) from ordinary activities/ net income (loss) before taxes		**368**	**(164)**	**+ 532**	
Taxes on income[1]		74	9	+ 65	>+ 100.0
Net income (loss)		**294**	**(173)**	**+ 467**	
Minority interest in net income (loss)[1]		(98)	7	– 105	
Consolidated profit (loss)		**196**	**(166)**	**+ 362**	

	Notes	7/1–9/30 2003 in €	7/1–9/30 2002 HVB Group old in €
Earnings per share (excl. amortization of goodwill)	10	0.46	(0.20)
Earnings per share	10	0.36	(0.31)

[1] Due to the untypical course in the previous year, we have estimated provisions for losses on loans and advances on the pro-rata prior-year figure and thus also adjusted income taxes and minority interests accordingly.

BALANCE SHEET AT SEPTEMBER 30, 2003

ASSETS

	Notes	9/30/2003	12/31/2002 HVB Group old	Change	Change
		€ millions	€ millions	€ millions	in %
Cash reserve		6,026	5,373	+ 653	+ 12.2
Assets held for trading purposes	11	85,689	85,252	+ 437	+ 0.5
Placements with, and loans and advances to, other banks	12	54,647	73,867	– 19,220	– 26.0
Loans and advances to customers	12	297,136	409,938	– 112,802	– 27.5
Write-downs on loans and advances	13	(12,561)	(13,716)	+ 1,155	+ 8.4
Investments	14	55,678	101,998	– 46,320	– 45.4
Property, plant and equipment		2,998	3,473	– 475	– 13.7
Intangible assets		3,683	3,816	– 133	– 3.5
Other assets		12,234	21,156	– 8,922	– 42.2
Total assets		**505,530**	**691,157**	**– 185,627**	**– 26.9**

SHAREHOLDERS' EQUITY AND LIABILITIES

	Notes	9/30/2003 € millions	12/31/2002 HVB Group old € millions	Change € millions	Change in %
Deposits from other banks	15	121,343	143,361	– 22,018	– 15.4
Amounts owed to other depositors	16	143,241	154,922	– 11,681	– 7.5
Promissory notes and other liabilities evidenced by paper	17	131,433	271,561	–140,128	– 51.6
Liabilities held for trading purposes		62,096	51,479	+ 10,617	+ 20.6
Provisions	18	8,647	10,931	– 2,284	– 20.9
Other liabilities		8,604	21,549	– 12,945	– 60.1
Subordinated capital	19	17,995	22,311	– 4,316	– 19.3
Minority interest		1,799	813	+ 986	>+100.0
Shareholders' equity		10,372	14,230	– 3,858	– 27.1
Subscribed capital		1,609	1,609	—	—
Additional paid-in capital		12,024	13,112	– 1,088	– 8.3
Retained earnings		—	2,882	– 2,882	–100.0
Reserve arising from currency and other changes		(125)	—	– 125	—
Change in valuation of financial instruments		(3,106)	(3,373)	+ 267	+ 7.9
AfS reserve		(2,244)	(1,319)	– 925	– 70.1
Hedge reserve		(862)	(2,054)	+ 1,192	+ 58.0
Consolidated profit 2002		—	—	—	—
Profit (loss) 1/1–9/30/2003		(30)	—	– 30	—
Total shareholders' equity and liabilities		**505,530**	**691,157**	**–185,627**	**– 26.9**

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

€ millions	2003	2002 HVB Group old
Shareholders' equity at January 1	**14,230**	**25,110**
Changes from 1/1–9/30		
Subscribed capital	—	—
Additional paid-in capital		
Capital increases	—	—
Change in holdings of, and net income from, treasury stock	—	9
Spin-off of Hypo Real Estate Group	(1,088)	—
Retained earnings		
Spin-off of Hypo Real Estate Group	(2,882)	—
Other changes	—	(101)
Reserve arising from currency and other changes	(125)	—
Change in valuation of financial instruments	(726)	(7,389)
Effects of changes because of spin-off of Hypo Real Estate Group	993	—
Consolidated profit 2002 (Dividend payment of HVB AG)[1]	—	(457)
Profit (loss) 1/1–9/30	(30)	(113)
Shareholders' equity at September 30	**10,372**	**17,059**

[1] HVB AG failed to post a profit in fiscal 2002. For this reason no divided will be paid for this fiscal year.

CASH FLOW STATEMENT

€ millions	2003	2002 HVB Group old
Cash and cash equivalents at January 1	**5,373**	**8,036**
Cash flows from operating activities	(2,440)	(278)
Cash flows from investing activities	4,180	1,808
Cash flows from financing activities	(1,013)	(1,524)
Effects of exchange rate changes on cash and cash equivalents	(74)	(175)
Cash and cash equivalents at September 30	**6,026**	**7,867**

1

DISCONTINUING OPERATIONS

The spin-off of the commercial real estate business to Hypo Real Estate Holding AG became legally effective at the end of September when entered in the Commercial Register. With effect from January 1, 2003 (spin-off date compliant with Section 126 and 135 of the German Transformation of Companies Act (UmwG)), all actions and transactions of HVB AG relating to the assets to be spun off are deemed to have been made for account of Hypo Real Estate Holding. This means that the effects of the spin-off in the relationship between HVB AG and Hypo Real Estate Holding AG are related back to January 1, 2003.

Consequently, the income statement for the period from January 1 to September 30, 2003 no longer contains any income and expense items for the spun-off companies.

The prior year comparison values shown in the income statement and the associated notes, on the other hand, still include the values of the spun-off companies, and hence are only comparable to a limited extent.

The same holds true for the balance sheet at September 30, 2003, which, unlike the comparable values at December 31, 2002, does not include any assets and liabilities of the spun-off companies.

Please refer to the comparisons of figures for fiscal 2003 with the prorated proforma prior year figures for the new HVB Group shown in the sections entitled "Trend in earnings" and "Balance sheet trends" for a more meaningful economic comparison.

The spin-off means that the following companies are no longer part of HVB Group:

- HVB Real Estate Bank AG,
- Westfälische Hypothekenbank AG,
- WestHyp Immobilien Management GmbH & Co., KG,
- Württembergische Hypothekenbank AG,
- HVB Bank Ireland,
- FGH-Bank N.V.,
- Pfandbrief Bank International S.A.,
- PBI-Beteiligungs-GmbH,
- HVB Real Estate Capital Ltd., London,
- DIA Vermögensverwaltungs-GmbH.

These companies have been deconsolidated with effect from January 1, 2003.

Following the completion of the spin-off, the Hypo Group segment contained in the annual financial statements at December 31, 2002 and in the interim reports regarding the first two quarters of 2003 no longer appears in our segment reporting.

The subgroup (Hypo Real Estate Group) spun off to Hypo Real Estate Holding AG was equipped with equity capital of €3,712 million as part of the spin-off.

The risk cover provided by HVB AG has been incorporated on a prorated basis.

In conjunction with the spin-off, but not as part of the spin-off, the existing portfolio of HVB AG's European offices was transferred to the new Hypo Real Estate Group with economic effect from January 1, 2003. The transfer was effected in part physically, involving the assumption of the loans and subrogation of creditors, and in part synthetically. In other words, the loans remain on the balance sheet of HVB AG, while the Hypo Real Estate Group has assumed the credit risks by means of a loan-transfer agreement and the ongoing handling of the loans.

2

SEGMENT REPORTING
OPERATING PERFORMANCE BY SEGMENT
FROM JANUARY 1 TO SEPTEMBER 30, 2003

€ millions	Germany	Austria and CEE
Net interest income		
1/1–9/30/2003	2,196	1,427
3/4 of 2002	2,216	1,486
Provisions for losses on loans and advances		
1/1–9/30/2003	1,032	352
3/4 of 2002	1,390	383
Net commission income		
1/1–9/30/2003	929	820
3/4 of 2002	890	798
Gains less losses arising from trading securities (trading profit)		
1/1–9/30/2003	3	82
3/4 of 2002	2	23
General administrative expenses		
1/1–9/30/2003	2,232	1,682
3/4 of 2002	2,450	1,667
Balance of other operating income and expenses		
1/1–9/30/2003	320	5
3/4 of 2002	21	18
Operating profit (loss)		
1/1–9/30/2003	184	300
3/4 of 2002	(711)	275
Net income from investments		
1/1–9/30/2003	(4)	30
3/4 of 2002	(74)	37
Amortization of goodwill		
1/1–9/30/2003	14	97
3/4 of 2002	161	88

Corporates & Markets	Real Estate Workout	Other/ Consolidation	HVB Group new
1,073	(11)	(278)	4,407
1,030	(7)	(273)	4,452
313	45	7	1,749
689	—	7	2,469
319	(1)	—	2,067
314	(2)	4	2,004
584	—	40	709
524	—	41	590
902	21	(1)	4,836
989	20	46	5,172
4	(4)	46	371
22	(3)	77	135
765	(82)	(198)	969
212	(32)	(204)	(460)
(6)	—	(78)	(58)
(200)	—	677	440
46	—	3	160
45	—	2	296

OPERATING PERFORMANCE BY SEGMENT FROM JANUARY 1 TO SEPTEMBER 30, 2003 (continued)

€ millions	Germany	Austria and CEE
Additions to restructuring provisions		
1/1–9/30/2003	—	—
3/4 of 2002	159	1
Balance of other income and expenses		
1/1–9/30/2003	(8)	(1)
3/4 of 2002	(8)	(2)
Profit (loss) from ordinary activities/ net income (loss) before taxes		
1/1–9/30/2003	158	232
3/4 of 2002	(1,113)	221
of which:		
Bank Austria Group		
1/1–9/30/2003		232
3/4 of 2002		221

	Corporates & Markets	Real Estate Workout	Other/ Consolidation	HVB Group new
	—	—	—	—
	26	—	26	212
	(3)	(56)	(353)	(421)
	(2)	(86)	(14)	(112)
	710	(138)	(632)	330
	(61)	(118)	431	(640)
	52		7	291
	(31)		26	216

OPERATING PERFORMANCE BY SEGMENT
QUARTERLY OVERVIEW

€ millions	Germany	Austria and CEE
Net interest income		
1st Quarter of 2003	737	467
2nd Quarter of 2003	752	477
3rd Quarter of 2003	707	483
¼ of 2002	739	495
Provisions for losses on loans and advances		
1st Quarter of 2003	336	125
2nd Quarter of 2003	357	111
3rd Quarter of 2003	339	116
¼ of 2002	463	128
Net commission income		
1st Quarter of 2003	307	268
2nd Quarter of 2003	290	268
3rd Quarter of 2003	332	284
¼ of 2002	297	266
Gains less losses arising from trading securities (trading profit)		
1st Quarter of 2003	2	29
2nd Quarter of 2003	1	19
3rd Quarter of 2003	—	34
¼ of 2002	1	8
General administrative expenses		
1st Quarter of 2003	754	548
2nd Quarter of 2003	739	550
3rd Quarter of 2003	739	584
¼ of 2002	817	555
Balance of other operating income and expenses		
1st Quarter of 2003	14	(2)
2nd Quarter of 2003	15	2
3rd Quarter of 2003	291	5
¼ of 2002	7	6
Operating profit (loss)		
1st Quarter of 2003	(30)	89
2nd Quarter of 2003	(38)	105
3rd Quarter of 2003	252	106
¼ of 2002	(236)	92
Net income from investments		
1st Quarter of 2003	(3)	14
2nd Quarter of 2003	(1)	16
3rd Quarter of 2003	—	—
¼ of 2002	(25)	13

Corporates & Markets	Real Estate Workout	Other/ Consolidation	HVB Group new
323	(5)	(109)	1,413
330	(4)	(91)	1,464
420	(2)	(78)	1,530
343	(2)	(91)	1,484
121	—	1	583
82	30	1	581
110	15	5	585
230	—	2	823
102	—	(7)	670
109	—	(8)	659
108	(1)	15	738
105	—	—	668
186	—	24	241
211	—	15	246
187	—	1	222
175	—	13	197
306	7	15	1,630
301	7	6	1,603
295	7	(22)	1,603
330	7	15	1,724
17	(1)	12	40
(11)	(2)	6	10
(2)	(1)	28	321
7	(1)	26	45
201	(13)	(96)	151
256	(43)	(85)	195
308	(26)	(17)	623
70	(10)	(69)	(153)
(16)	—	2	(3)
7	—	(17)	5
3	—	(63)	(60)
(67)	—	226	147

OPERATING PERFORMANCE BY SEGMENT QUARTERLY OVERVIEW (continued)

€ millions	Germany	Austria and CEE
Amortization of goodwill		
1st Quarter of 2003	5	33
2nd Quarter of 2003	4	32
3rd Quarter of 2003	5	32
1/4 of 2002	54	29
Additions to restructuring provisions		
1st Quarter of 2003	—	—
2nd Quarter of 2003	—	—
3rd Quarter of 2003	—	—
1/4 of 2002	53	—
Balance of other income and expenses		
1st Quarter of 2003	(1)	(1)
2nd Quarter of 2003	(4)	—
3rd Quarter of 2003	(3)	—
1/4 of 2002	(3)	(1)
Profit (loss) from ordinary activities/ net income (loss) before taxes		
1st Quarter of 2003	(39)	69
2nd Quarter of 2003	(47)	89
3rd Quarter of 2003	244	74
1/4 of 2002	(371)	75
of which: Bank Austria Group		
1st Quarter of 2003		69
2nd Quarter of 2003		89
3rd Quarter of 2003		74
1/4 of 2002		75

KEY RATIOS, BY SEGMENT

in %	Germany	Austria and CEE
Cost-income ratio (based on operating revenues)		
1/1–9/30/2003	64.7	72.1
1/1–12/31/2002	78.3	71.7
Return on equity after taxes (excl. amortization of goodwill)		
1/1–9/30/2003	3.1	7.4
1/1–12/31/2002	(17.2)	8.5
Return on equity after taxes		
1/1–9/30/2003	2.7	2.9
1/1–12/31/2002	(20.7)	4.6

[1] Figures for Real Estate Workout division have no informative value.

Corporates & Markets	Real Estate Workout	Other/ Consolidation	HVB Group new
16	—	—	54
15	—	2	53
15	—	1	53
15	—	1	99
—	—	—	—
—	—	—	—
—	—	—	—
9	—	9	71
(1)	(18)	(2)	(23)
(1)	(18)	(233)	(256)
(1)	(20)	(118)	(142)
(1)	(29)	(4)	(38)
168	(31)	(96)	71
247	(61)	(337)	(109)
295	(46)	(199)	368
(22)	(39)	143	(214)
17		11	97
6		(17)	78
29		13	116
(11)		8	72

Corporates & Markets	Real Estate Workout[1]	Other/ Consolidation	HVB Group new
45.6	—	—	64.0
52.3	—	—	72.0
20.6	—	—	1.3
(0.4)	—	—	(2.8)
19.0	—	—	(0.3)
(1.6)	—	—	(5.4)

3

NET INTEREST INCOME

€ millions	1/1–9/30/ 2003	1/1–9/30/ 2002 HVB Group old
Interest and similar income from		
lending and money-market transactions	13,211	20,439
fixed-income securities and government-inscribed debt	1,315	3,977
equity securities and other variable-yield securities	132	225
subsidiaries	48	64
companies valued at equity	49	39
participating interests	48	45
investment property	21	43
Interest expense and similar charges for		
deposits	5,561	10,671
promissory notes and other liabilities evidenced by paper	4,131	8,331
subordinated capital	812	907
Net income from lease operations	**87**	**63**
Total	**4,407**	**4,986**

INTEREST MARGINS

in %	9/30/2003	9/30/2002 HVB Group old
Based on average risk assets (BIS)	2.38	2.05
Based on average volume of business	1.35	1.02

4

PROVISIONS FOR LOSSES ON LOANS AND ADVANCES

€ millions	1/1–9/30/ 2003	3/4 of 2002 HVB Group old
Additions	2,475	3,926
Write-downs on loans and advances	2,356	3,731
Provisions for guarantees and indemnities	119	195
Reversals	(640)	(1,003)
Write-downs on loans and advances	(564)	(891)
Provisions for guarantees and indemnities	(76)	(112)
Payments received for written-off loans	(86)	(76)
Total	**1,749**	**2,847**

Provisions for losses on loans and advances are calculated pro rata temporis on the basis of the presumed annual requirements.

5

NET COMMISSION INCOME

€ millions	1/1–9/30/ 2003	1/1–9/30/ 2002 HVB Group old
Securities and custodial services	787	822
Foreign trade operations/ Money transfer operations	733	678
Lending operations	346	353
Other service operations	201	173
Total	**2,067**	**2,026**

6

GAINS LESS LOSSES ARISING FROM TRADING SECURITIES (TRADING PROFIT)

€ millions	1/1–9/30/ 2003	1/1–9/30/ 2002 HVB Group old
Equity contracts	209	62
Interest rate and currency contracts	500	431
Total	**709**	**493**

This item includes interest and dividend income totaling €543 million and refinancing costs totaling €470 million resulting from the balance of assets and liabilities held for trading purposes.

7

GENERAL ADMINISTRATIVE EXPENSES

€ millions	1/1–9/30/ 2003	1/1–9/30/ 2002 HVB Group old
Personnel expense	2,677	3,023
Other administrative expenses	1,674	1,972
Depreciation and amortization on property, plant and equipment, and other assets	485	550
Total	**4,836**	**5,545**

8

BALANCE OF OTHER OPERATING INCOME AND EXPENSES

€ millions	1/1–9/30/ 2003	1/1–9/30/ 2002 HVB Group old
Other operating income	536	248
Other operating expenses	165	175
Balance of other operating income and expenses	**371**	**73**

9

BALANCE OF OTHER INCOME AND EXPENSES

€ millions	1/1–9/30/ 2003	1/1–9/30/ 2002 HVB Group old
Other income	—	—
Other expenses	**421**	**99**
of which:		
Other taxes	14	17
Absorbed losses	62	82
Expenses for risk cover	345	—
Balance of other income and expenses	**(421)**	**(99)**

10

EARNINGS PER SHARE

	1/1–9/30/ 2003	1/1–9/30/ 2002 HVB Group old
Net income (loss) adjusted for minority interest (€ millions)	(30)	(113)
Net income (loss) adjusted for minority interest and before amortization of goodwill (€ millions)	130	51
Average number of shares	536,288,701	536,288,701
Earnings per share in € (excl. amortization of goodwill)	**0.24**	**0.10**
Earnings per share in €	**(0.06)**	**(0.21)**

11

ASSETS HELD FOR TRADING PURPOSES

€ millions	9/30/2003	12/31/2002 HVB Group old
Debt securities and other fixed-income securities	31,041	33,793
Equity securities and other variable-yield securities	2,704	2,536
Positive fair values from derivative financial instruments	48,234	44,411
Other assets held for trading purposes	3,710	4,512
Total	**85,689**	**85,252**

12

LENDING VOLUME

By content:

€ millions	9/30/2003	12/31/2002 HVB Group old
Credits and loans to other banks	22,500	43,155
Credits and loans to customers	292,598	406,210
Contingent liabilities	35,278	38,568
Total	**350,376**	**487,933**

13

WRITE-DOWNS ON LOANS AND ADVANCES

Analysis of write-downs on loans and advances:

€ millions	2003	2002 HVB Group old
Balance on January 1	**13,716**	**12,471**
Changes affecting income		
+ Gross additions	2,356	3,731
– Write-backs	(564)	(891)
Changes not affecting income		
+/– Changes due to make-up of group of consolidated companies	(1,713)	(155)
– Use of existing provisions for losses on loans and advances	(1,019)	(865)
+/– Effects of currency translation and other changes not affecting income	(215)	(217)
Balance at September 30	**12,561**	**14,074**

14

INVESTMENTS

€ millions	9/30/2003	12/31/2002 HVB Group old
Held-to-maturity investments		
Debt securities and other fixed-income securities	9,525	31,370
Available-for-sale investments	44,854	69,530
Non-consolidated subsidiaries/companies valued at equity	2,082	2,111
Participating interests	1,936	2,470
Debt securities and other fixed-income securities	31,687	54,345
Equity securities and other variable-yield securities	9,149	10,604
of which:		
long-term securities	5,660	6,352
Companies valued at equity	826	537
Investment property	473	561
Total	**55,678**	**101,998**

We show investments in the "Available-for-sale (afs)" category at fair value. We carry the changes in value directly under shareholders' equity in the balance sheet until the afs investment is sold or an impairment as defined in IAS 39.109 sq.q. has occurred. This also applies to shares shown in our balance sheet as afs investments, in particular the shares in Allianz AG and Munich Re. For these holdings we have so far not undertaken any devaluations affecting income, since the criteria for an impairment as defined in IAS 39.110 are not fulfilled; moreover, the carrying amounts are supported by company valuations based on current profit forecasts by analysts.

15

DEPOSITS FROM OTHER BANKS, BY MATURITY

€ millions	9/30/2003	12/31/2002
		HVB Group old
Repayable on demand	10,408	13,280
With agreed maturities	110,935	130,081
Total	**121,343**	**143,361**

16

AMOUNTS OWED TO OTHER DEPOSITORS, BY MATURITY

€ millions	9/30/2003	12/31/2002
		HVB Group old
Savings deposits and		
home-loan savings deposits	33,427	30,500
Other deposits	109,814	124,422
repayable on demand	47,513	49,548
with agreed maturities	62,301	74,874
Total	**143,241**	**154,922**

17

PROMISSORY NOTES AND OTHER LIABILITIES EVIDENCED BY PAPER, BY MATURITY

€ millions	9/30/2003	12/31/2002
		HVB Group old
With agreed maturities		
up to 3 months	16,086	33,351
from 3 months to 1 year	20,187	45,089
from 1 year to 5 years	63,505	130,274
from 5 years and over	31,655	62,847
Total	**131,433**	**271,561**

18

PROVISIONS

€ millions	9/30/2003	12/31/2002 HVB Group old
Provisions for pensions and similar obligations	4,541	4,664
Tax obligations	2,550	4,736
Restructuring provisions	275	323
Provisions for guarantees and indemnities	587	464
Other provisions	694	744
Total	**8,647**	**10,931**

19

SUBORDINATED CAPITAL

€ millions	9/30/2003	12/31/2002 HVB Group old
Subordinated liabilities	11,924	15,348
Participating certificates outstanding	2,045	2,799
Hybrid capital instruments	4,026	4,164
Total	**17,995**	**22,311**

20

TREASURY STOCK

To ensure an orderly market in shares of HVB AG as permitted under Section 71 (1) No. 1 of the German Stock Corporation Act, and in accordance with the applicable legal requirements, a total of 31,061,329 shares of treasury stock were purchased by the Bank and its controlled or majority-owned companies at an average price of €11.97 per share, and resold at an average price of €11.93 per share. The acquired shares amount to the equivalent of €93 million, or 5.8% of capital stock.

The highest number of shares of treasury stock held by the Bank, including those earmarked for its employees, on any given day during the reporting period was 588,057 equivalent to €2 million or 0.11% of capital stock.

Within the scope of its lending operations, the Bank and its controlled or majority-owned companies had received a total of 4,999,615 shares of treasury stock as collateral in accordance with Section 71e (1) 2 of the German Stock Corporation Act at June 30, 2003. This represents €15 million, or 0.9% of capital stock.

21

CONTINGENT LIABILITIES AND OTHER COMMITMENTS

€ millions	9/30/2003	12/31/2002
		HVB Group old
Contingent liabilities[1]	35,305	38,595
of which:		
guarantees and indemnity agreements	35,278	38,568
Other commitments	57,930	66,757
of which:		
irrevocable credit commitments	53,888	60,901
Total	**93,235**	**105,352**

[1] Contingent liabilities are offset by contingent assets to the same amount.

22

FUTURES CONTRACTS (DERIVATIVES)

The following derivative contracts were still outstanding at the reporting date. These figures include credit derivatives in addition to interest rate, foreign exchange, equity and index-related futures contracts. In addition to counterparty risk, derivatives are in particular subject to price risk arising from changes in interest rates, exchange rates and equity prices.

€ billions	Nominal amount		Counterparty risk	
	9/30/2003	12/31/2002 HVB Group old	9/30/2003	12/31/2002 HVB Group old
Interest rate derivatives	3,149	2,394	40	42
Foreign exchange derivatives	421	357	8	8
Equity/index derivatives	82	56	4	4
Credit derivatives	45	61	—	1
Other transactions	—	1	—	—
Total	**3,697**	**2,869**	**52**	**55**

Taking into account recognized netting agreements and collateral received in connection with OTC derivatives business brings about a €44 billion reduction to counterparty risk (positive replacement values) to €8 billion (reduction of €41 billion to €14 billion at December 31, 2002).

23

POTENTIAL MARKET RISK OF TRADING ACTIVITIES

Market price risks arise when prices of interest rate, foreign exchange and equity/index products and their related derivatives change. The Bank assesses the potential market risk of trading positions on a value-at-risk basis (see Annual Report 2002, Consolidated Financial Statements and Outlook, page 28 sq.q.).

Value-at-risk:

€ millions	9/30/2003	12/31/2002
		HVB Group old
Interest rate positions	51	61
Foreign exchange positions	15	12
Equity/index positions	51	26
Total	**117**	**99**

MEMBERS OF THE SUPERVISORY BOARD

DR. MAXIMILIAN HACKL
Honorary chairman

DR. DR. H.C. ALBRECHT SCHMIDT
Chairman,
since January 7, 2003

HERBERT BETZ
Deputy chairman,
until May 14, 2003

PETER KÖNIG
Deputy chairman since
May 14, 2003

KURT F. VIERMETZ
Deputy chairman

DR. MANFRED BISCHOFF

HEIDI DENNL
until May 14, 2003

VOLKER DOPPELFELD

ERNST EIGNER
until May 14, 2003

HELMUT GROPPER
until January 31, 2003

KLAUS GRÜNEWALD

HEINZ-GEORG HARBAUER
until May 14, 2003

ANTON HOFER

MAX DIETRICH KLEY

FRIEDRICH KOCH
since May 14, 2003

HANNS-PETER KREUSER

DR. LOTHAR MEYER

HERBERT MUNKER
since May 14, 2003

DR. HANS-JÜRGEN SCHINZLER
since March 3, 2003

CHRISTOPH SCHMIDT
until May 14, 2003

DR. SIEGFRIED SELLITSCH

PROF. DR. WILHELM SIMSON

PROF. DR. DR. H. C.
HANS-WERNER SINN

MARIA-MAGDALENA STADLER
since May 14, 2003

URSULA TITZE
since May 14, 2003

JENS-UWE WÄCHTER
since May 14, 2003

HELMUT WUNDER

BOARD OF MANAGING DIRECTORS

STEPHAN BUB[1]
Corporates & Markets
business segment

DR. STEFAN JENTZSCH
Germany business segment,
until May 31, 2003
Corporates & Markets
business segment,
since June 1, 2003

MICHAEL MENDEL[2]
Chief Risk Officer (CRO),
until May 31, 2003
Germany business segment,
since June 1, 2003

DR. MICHAEL KEMMER[3]
Chief Risk Officer (CRO)

DIETER RAMPL
Spokesman of the Board
of Managing Directors
Human Resources Management,
since April 1, 2003

GERHARD RANDA
Austria and CEE
business segment,
Chief Operating Officer (COO)

DR. PAUL SIEBERTZ[4]
Human Resources Management

DR. WOLFGANG SPRISSLER
Chief Financial Officer (CFO)

[1] until May 31, 2003
[2] since February 1, 2003
[3] since June 1, 2003
[4] until March 31, 2003

Income (€ millions)	Q3 (2003)	Q2 (2003)[1]	Q1 (2003)[1]	Q4 (2002) HVB Group old	Q3 (2002) HVB Group old
Net interest income	1,530	1,464	1,413	1,663	1,633
Provisions for losses on loans and advances	585	581	583	950	949
Net interest income after provisions for losses on loans and advances	945	883	830	713	684
Net commission income	738	659	670	658	621
Gains less losses arising from trading securities (trading profit)	222	246	241	294	58
General administrative expenses	1,603	1,603	1,630	1,531	1,777
Balance of other operating income and expenses	321	10	40	42	13
Operating profit (loss)	**623**	**195**	**151**	**176**	**(401)**
Net income from investments	(60)	5	(3)	(321)	328
Amortization of goodwill	53	53	54	231	56
Additions to restructuring provisions	—	—	—	286	—
Balance of other income and expenses	(142)	(256)	(23)	(52)	(35)
Profit (loss) from ordinary activities/ net income (loss) before taxes	**368**	**(109)**	**71**	**(714)**	**(164)**
Taxes on income	74	97	60	10	9
Net income (loss)	**294**	**(206)**	**11**	**(724)**	**(173)**
Minority interest in net income (loss)	(98)	(11)	(20)	8	7
Consolidated profit (loss)	**196**	**(217)**	**(9)**	**(716)**	**(166)**
Earnings per share (excl. amortization of goodwill, €)	0.46	(0.30)	0.08	(0.91)	(0.20)
Earnings per share (€)	0.36	(0.40)	(0.02)	(1.34)	(0.31)

[1] Retroactive adjustment of first and second quarter of 2003 due to retroactive economic effect of the Hypo Real Estate Group spin-off, spin-off date January 1, 2003 (proforma view).

Key Indicators (in %)[1]	9/30/2003	6/30/2003	3/31/2003	12/31/2002 HVB Group old	9/30/2002 HVB Group old
Return on equity after taxes (excl. amortization of goodwill)	1.3	(1.7)	1.3	(2.3)	0.4
Return on equity after taxes	(0.3)	(3.3)	(0.3)	(4.4)	(0.8)
Cost-income ratio (based on operating revenues)	64.0	68.2	69.0	69.1	73.2
Cost-income ratio (based on profit from ordinary activities)	69.9	74.2	71.4	70.4	66.9
Ratio of net commission income to operating revenues	27.4	27.7	28.3	26.2	26.7
Balance sheet figures (€ billions)					
Total assets	505.5	669.1	679.8	691.2	714.6
Total lending volume	350.4	466.8	479.0	487.9	492.2
Shareholders' equity	10.4	12.9	11.9	14.2	17.3
Key capital ratios compliant with BIS rules					
Core capital (€ billions)	15.5	18.8	18.8	19.1	20.2
Equity funds (€ billions)	27.4	33.0	32.9	33.4	35.4
Risk assets (€ billions)	259.8	321.7	331.8	340.6	352.6
Core capital ratio (%)	6.0	5.8	5.7	5.6	5.7
Equity funds ratio (%)	9.5	9.4	9.1	9.1	9.2
Share information					
Share price (€)	14.77	14.39	6.88	15.22	13.42
Market capitalization (€ billions)	7.9	7.7	3.7	8.2	7.2

Employees[1]	61,776	64,004	65,131	65,926	66,763
Branch offices[1]	2,069	2,165	2,188	2,104	2,092

[1] Retroactive adjustment of first and second quarter of 2003 due to retroactive economic effect of the Hypo Real Estate Group spin-off, spin-off date January 1, 2003 (proforma view).

IMPORTANT DATES 2004	
Preliminary annual results	February 26, 2004
Annual Press Conference	March 18, 2004
Annual Analyst Conference	March 18, 2004
Annual General Meeting of	
Shareholders	April 29, 2004
ICM International Congress Center	
Munich	
Neue Messe Munich-Riem,	
81823 Munich, Germany	
First-quarter earnings	April 29, 2004
Second-quarter earnings	August 5, 2004
Third-quarter earnings	November 4, 2004

CONTACTS

Should you have any questions about our reports, please contact our Investor Relations department by

calling
+49 89 378-25276,
faxing
+49 89 378-24083, or
e-mailing
ir@hypovereinsbank.de.

You can call up important company announcements as soon as they have been published by visiting our website at www.hvbgroup.com, where you can also register for our e-mail subscription service.

INTERNET

You will find our a user-friendly interactive version of our Annual Report and Interim Report also with a search function – on our homepage: www.hvbgroup.com/reports

SHAREHOLDER PUBLICATIONS

Annual Report (English/German), abridged and full version

Interim reports (English/German) for the first, second, and third quarters

Sustainability Report

For a current list of branches, visit our website at www.hvb.de/filialen

ORDERING

To order one of the publications listed here, please contact our Reporting Service by calling
+49 89 89506075, or
faxing
+49 89 89506030.

This edition of our Interim Report is prepared for the convenience of our English-speaking readers. It is based on the German original which takes precedence in all legal aspects.

PUBLISHED BY

Bayerische
Hypo- und Vereinsbank
Aktiengesellschaft
Head Office
D-80311 Munich
www.hvbgroup.com
Registrar of companies:
Munich HRB 421 48

Layout:
Gottschalk+Ash Int'l

Typesetting:
Max Vornehm GmbH
Printing:
Druckerei Kriechbaumer

Print deadline:
October 28, 2003
Publication date:
November 6, 2003

Printed in Germany

HVB Group

File No. 82-3777

MEDIA RELEASE
INVESTOR RELATIONS

OCTOBER 17, 2003

HVB fully supports capital increase of Munich Re

HVB will fully support the capital increase announced by Munich Re this morning and exercise all subscription rights. HVB Group holds 13.16% of the shares of Munich Re.

Dieter Rampl, spokesman of the Board of Managing Directors of HVB Group: "As a shareholder of Munich Re we welcome this measure from a financial standpoint. It creates the potential to rapidly reduce what we consider to be an undervaluation of the Munich Re share."

Investor Relations-Team:

Christian.Becker-Hussong@hvb.de	☎ +49-89-378 28235
Susan.Eckenberg@hvb.de	☎ +49-89-378 29185
Marc.Hess@hvb.de	☎ +49-89-378 27602
Richard.Speich@hvb.de	☎ +49-89-378 31063
Fax	☎ +49-89-378 24083

Web Site: http://www.hvbgroup.com/ir

HVB Group

File No. 82-3777

MEDIA RELEASE
INVESTOR RELATIONS

17. OKTOBER 2003

HVB Group unterstützt Kapitalerhöhung der Münchener Rück AG in vollem Umfang

Die HVB wird die heute morgen von der Münchener Rück AG angekündigte Kapitalerhöhung voll unterstützen und alle Bezugsrechte ausüben. Die HVB Group hält 13,16% der Aktien der Münchener Rück AG.

Dieter Rampl, Vorstandssprecher der HVB Group: "Als Aktionär der Münchener Rück begrüßen wir aus finanzieller Sicht diese richtige Maßnahme. Damit wird Potential geschaffen, die unseres Erachtens bestehende Unterbewertung der Münchener Rück-Aktie jetzt zügig abzubauen."

Group Investor Relations-Team:

Christian.Becker-Hussong@hvb.de	☎ +49-89-378 28235
Susan.Eckenberg@hvb.de	☎ +49-89-378 29185
Marc.Hess@hvb.de	☎ +49-89-378 27602
Richard.Speich@hvb.de	☎ +49-89-378 31063
Fax	☎ +49-89-378 24083

Web Site: http://www.hvbgroup.com/ir

HVB Group

File No. 82-3777

MEDIA RELEASE
INVESTOR RELATIONS

OCTOBER 29, 2003

Nine-month results for 2003: New HVB Group significantly speeds up operating turnaround in third quarter

(Nine month performance compared to the prorated previous year results of pro-forma HVB Group new; Q1 and Q2 2003 results are also pro-forma HVB Group new)

- **Nine-month operating profit of new HVB Group at September 30 totals €969 million; Q3 operating profit of €623 million substantially higher than figures for the two previous quarters:**
  - **Q3 posts positive trend for operating core revenues: 6.4% better than Q2, excluding profits from disposal of norisbank (€279 million)**
  - **administrative expenses in Q3 match the level of the previous quarter and are down 6.5% over the first nine months of 2003 as compared with the prior year**
  - **cost-income ratio – excluding disposal gains – improves to 63.3% in Q3 and 66.5% as per September 2003 (72.0% at end of 2002)**
  - **risk provisions stable in Q3; down 29.2% over the first nine months on same period in prior year**
- **Q3 net income before taxes of €368 million includes burdens from pro-rata risk sheltering for the Hypo Real Estate Group (€-115 million)**
- **Continued implementation of the 2003 transformation program:**
  - **successful spin-off of Hypo Real Estate Group**
  - **major decrease in risk weighted assets**
  - **disposal of norisbank in Q3 and Bank v. Ernst in Q4**
- **HVB Group remains well within 2003 target corridor with good Q3 results**

HVB Group new succeeded in the third quarter in sharply accelerating the solid operational trend established during the first half of 2003. Core revenues increased strongly compared with the preceding quarters. General administrative expenses stabilized at the Q2 level, which marked a further decrease on the Q1 level. Risk provisions were at the level of the previous two quarters, as planned. Operating profit improved substantially to €623 million.

Even without including the gain from the disposal of norisbank booked in Q3, operating profit was up 76% on the second quarter result.

Dieter Rampl, spokesman of the Board of Managing Directors of HVB Group comments: "We are on the whole satisfied with the trend in the third quarter. We are delivering on our promise. The stock markets have also shown their appreciation of the successes achieved so far. This was clearly demonstrated by the success of the Hypo Real Estate spin-off. We are making good progress, but are well aware that we still have a long way to go."

The developments in detail:

Net interest income, at €1,530 million, was significantly higher than in the first two quarters (+4.5% vs. Q2). This improvement underscores the success of HVB Group in achieving its goal of continual improvement in margins in all areas of the customer lending business within the framework of a strict, risk-adjusted pricing policy. It was sufficient to offset burdens from the substantial reduction in risk assets and changes in foreign exchange rates. Compared with the prior year amount, net interest income declined slightly, by 1%, to €4,407 million, for the first nine months of 2003. The interest margin – calculated on the basis of average risk assets – improved by 20 basis points to 2.38% against the end of the prior year.

Net commission income in Q3, at €738 million, was considerably improved over the two previous quarters (+12.0% vs. Q2). Here we benefited from invigorated customer activity and sales of innovative financial products. Compared with the previous year, net commission income per September 30 increased by 3.1% to €2,067 million. The trend in the trading profit remained positive: At €222 million, it remained close to the level of the two strong previous quarters despite market conditions that were in some respects less favorable. The trading profit for the first nine months of the year, at €709 million, was a strong 20.2% higher than the prior year figure.

Total operating revenues, at €7,554 million, were 5.2% better than the prior year figure. This includes the €279 million gain from the disposal of norisbank. The quarter-on-quarter increase this year is particularly gratifying: After €2,364 million in Q1 and €2,379 million in Q2, HVB Group had total operating revenues of €2,811 million in Q3 with the disposal gain from norisbank, and €2,532 million without it (+6.4% as compared with Q2).

The trend in general administrative expenses shows that the transformation and capacity-adjusting measures are taking effect. At €1,603 million, general administrative expenses were unchanged as compared with the previous quarter, and were 6.5% below the prior year

figure. The cost-income ratio improved significantly through September 2003 to 64.0% (year-end 2002: 72.0%). Excluding the gain from the disposal of norisbank, it was 66.5% over the first nine months of the year and 63.3% in the third quarter – the best quarterly figure so far this year.

Risk provisions, at €585 million, showed a very stable trend in the third quarter as expected. For the new HVB Group we anticipate risk provisions of €2,332 million for the entire year. This represents a prorated total of €1,749 million for the first nine months of the year which – despite the persistently unfavorable economic data – represents a decrease of 29.2% compared with the prior year figure.

The operating profit increased to €623 million, or €344 million excluding the gain from the disposal of norisbank. This is by far the best result achieved by HVB Group , following €151 million in the first quarter and €195 million in the second quarter of this year. After the first nine months, the operating profit was €969 million (compared with a loss of €460 million for the prior year).

Net income before taxes totaled €368 million in the third quarter, yielding a result of €330 million for the first nine months of the year (prior year amount: -€640 million). This result includes the prorated charge of €345 million for the risk sheltering for Hypo Real Estate Group that cannot exceed €460 million this year.

Before deducting minority interests, income after taxes was €294 million in the third quarter and €99 million after nine months. The minority interests, which increased sharply to €129 million through the end of September, include €77 million resulting from the IPO of Bank Austria Creditanstalt alone, which was incurred in Q3 for the entire first nine months of the year. HVB Group achieved a net profit of €196 million in the third quarter and a result of minus €30 million through September 30. Excluding the cumulative effect of increases in minority interests in Q3, HVB Group would also have a net profit to show for the first nine months of the year.

The new HVB Group has set clear target corridors for 2003. On a prorated basis, the Bank reached these target corridors in the first nine months of the year.

HVB Group New (in millions of €)	2003 budget	Prorated forecast	1/1 – 30/9/2003
Total operating revenues	9,500 – 9,900	7,125 – 7,425	7,275*
Risk provision	2,300 – 2,600	1,725 – 1,950	1,749
Administrative expenses	6,500 – 6,700	4,875 – 5,025	4,836
Cost-income ratio, in %	66 - 70	66 - 70	66.5*

* excluding gain on disposal of norisbank

In line with these results, HVB Group's three business segments have performed well. In the Germany segment operating revenues excluding the gain from the disposal of norisbank improved slightly as compared with the prior year. Administrative expenses and loan loss provisions were down significantly, leading to a significantly improved operating result. Austria/CEE again succeeded in increasing operating profits for the first nine months, with a 9% gain. Operating revenues and administrative expenses were stable, while risk provisions decreased sizeably. Corporates & Markets made the highest contribution to profits in the new HVB Group. Operational revenues increased, administrative expenses decreased noticeably and loan-loss provisions were cut by half. The business segment more than tripled the prorated prior year figure.

HVB Group continued with the consistent implementation of its transformation program in the third quarter and reached important milestones on schedule. The spin-off of Hypo Real Estate Group made a major contribution of €55 billion to the reduction of risk assets. Consequently, the new HVB Group combines the benefits of an improved risk profile and reduced refinancing requirements. At the same time it is reducing the complexity of Group structures and emphasizing its strategic focus on business with private and corporate customers in Europe. The market responded warmly to the spin-off: our shareholders have since achieved significant gains in value through the strong performance of the share prices of the two companies since the spin-off.

In July we announced the sale of norisbank effective as of September 30 with a book profit of €279 million. The sale of Bank von Ernst in the fourth quarter will yield a book profit of €214 million for HVB Group. At the same time, this move will sharpen HVB Group's focus on its core European markets of Germany, Austria, and Central and Eastern Europe.

We have made significant progress with the reduction of risk assets. Including the spin-off of Hypo Real Estate Group, we have decreased them by €80.8 billion to €259.8 billion at September 30. The core capital ratio improved from 5.1% (pro forma figure for HVB Group new

at the end of 2002) to 6.0% (6.2% pro forma, including the effects of gains from disposals). To further improve the core capital ratio at the end of the year, HVB Group will carry out further significant reductions in its risk assets – for instance through securitization transactions with a planned total volume of approx. €10 billion. It will also dispose of its commercial real estate portfolio in the USA and increase its core capital by up to €750 million by setting up a subsidiary for project finance transactions with an external investor. From today's point of view, after the completion of these measures HVB Group expects to have a core capital ratio between 6.7% and 6.8%.

QUARTERLY FIGURES 2003

Income (€ millions)	Q3 2003	Q2 2003[1)]	Q1 2003[1)]
Net interest income	1,530	1,464	1,413
Provisions for losses on loans and advances	585	581	583
Net interest income after provisions for losses on loans and advances	945	883	830
Net commission income	738	659	670
Trading profit	222	246	241
General administrative expenses	1,603	1,603	1,630
Balance of other operating income and expenses	321	10	40
Operating profit (loss)	**623**	**195**	**151**
Net income from investments	(60)	5	(3)
Amortization of goodwill	53	53	54
Additions to restructering provisions	--	--	--
Balance of other income and expenses	(142)	(256)	(23)
Profit (loss) from ordinary activities	**368**	**- 109**	**71**
Taxes on income	74	97	60
Net income (loss)	**294**	**(206)**	**11**
Minority interest in net income (loss)	(98)	(11)	(20)
Net income (loss) adjusted for minority inter-est	**196**	**(217)**	**(9)**

1) Retroactive adjustment of first and second quarter of 2003 due to retroactive economic effect of the Hypo Real Estate Group spin-off as per spin-off date January 1, 2003 (pro-forma statement)

FINANCIAL HIGHLIGHTS

HVB Group new	**1/1-9/30/2003**	**2002**
Key indicators (in %)		
Return on equity after taxes (excl, amortization of goodwill)	1.3	-2.3
Return on equity after taxes	-0.3	-4.4
Cost-income ratio (based on operating revenues)	64.0	69.1
Ratio of net commission income to operating revenues	27.4	26.2
Earnings	**1/1-9/30/2003**	**1/1-9/30/2002**
Operating profit (in € m)	969	(814)
Profit/Loss (in € m)	(30)	(113)
Earnings per share (excl, amortization of goodwill in €)	0.24	0.10
Earnings per share (in €)	(0.06)	(0.20)
Balance sheet figures (in € bn)	**9/30/2003**	**12/31/2002**
Total assets	505.5	691.2
Total lending volume	350.4	487.9
Shareholders' equity	10.4	14.2
Key capital ratios compliant with the BIS	**9/30/2003**	**12/31/2002**
Core capital (in € bn)	15.5	19.1
Equity funds (in € bn)	27.4	33.4
Risk assets (in € bn)	259.8	340.6
Core capital ratio (in %)	6.0	5.6
Equity funds ratio (in %)	9.5	9.1
Share information	**1/1-9/30/2003**	**2002**
Share price: Reference Date (in €)	14.77	15.22
High (in €)	18.60	42.55
Low (in €)	6.88	11.75
Market capitalization (in € bn)	7.9	8.2
	9/30/2003	**12/31/2002**
Employees	61,776	65,926
Branch offices	2,069	2,104

PRO-FORMA INCOME STATEMENT FROM JANUARY 1 TO SEPTEMBER 30, 2003

in € m	1/1/-9/30/ 2003	¾ of 2002 pro-forma	Change in m €	Change in %
Net interest income	4,407	4,452	(45)	-1.0
Provisions for losses on loans and advances[1)]	1,749	2,469	(720)	-29.2
Net interest income after provisions for losses on loans and advances	2,658	1,983	675	+34.0
Net commission income	2,067	2,004	63	+3.1
Trading profit	709	590	119	+20.2
General administrative expenses	4,836	5,172	(336)	-6.5
Balance of other operating income and expenses	371	135	236	>+100.0
Operating profit (loss)	**969**	**(460)**	**1,429**	
Net income from investments	(58)	440	(498)	
Amortization of goodwill	160	296	(136)	-45.9
Additions to restructering provisions	--	212	(212)	-100.0
Balance of other income and expenses	(421)	(112)	(309)	>-100.0
Profit (loss) from ordinary activities	**330**	**(640)**	**970**	
Taxes on income[1)]	231	(2)	233	
Net income (loss)	**99**	**(638)**	**737**	
Minority interest in net income (loss) [1)]	(129)	31	(160)	
Net income (loss) adjusted for minority interest	**(30)**	**(607)**	**577**	**+95.1**
for information: sum of operating revenues	7,554	7,181	373	+5.2

PRO-FORMA CONSOLIDATED BALANCE SHEET at September 30, 2003

Assets in m €	**9/30/2003**	**12/31/2002 pro-forma**	**Change in m €**	**in %**
Cash reserves	6,026	5,259	767	14.6
Assets held for trading purposes	85,689	85,252	437	0.5
Placements with, and loans and advances to, other banks	54,647	57,552	(2,905)	-5.0
Loans and advances to customers	297,136	314,854	(17,718)	-5.6
Write-downs on loans and advances	(12,561)	(12,206)	(355)	-2.9
Investments	55,678	65,807	(10,129)	-15.4
Property, plant and equipment	2,998	3,331	(333)	-10.0
Intangible assets	3,683	3,746	(63)	-1.7
Other assets	12,234	12,220	14	0.1
Total assets	**505,530**	**535,815**	**(30,285)**	**-5.7**

Shareholders' Equity and Liabilities in m €	**9/30/2003**	**12/31/2002 pro-forma**	**Change in m €**	**in %**
Deposits from other banks	121,343	136,419	(15,076)	-11.1
Amounts owed to other depositors	143,241	147,096	(3,855)	-2.6
Promissory notes and other liabilities evidenced by paper	131,433	147,523	(16,090)	-10.9
Liabilities held for trading purposes	62,096	51,479	10,617	20.6
Provisions	8,647	8,830	(183)	-2.1
Other liabilities	8,604	11,973	(3,369)	-28.1
Subordinated capital	17,995	20,564	(2,569)	-12.5
Minority interest	1,799	678	1,121	>100.0
Shareholders' equity	10,372	11,253	(881)	-7.8
Subscribed capital	1,609	1,609	–	–
Additional paid-in capital	12,024	12,024	–	–
Retained earnings	–	–	–	–
Reserves from currency – and other changes	(125)	–	(125)	
Change in valuation of financial instruments	(3,106)	(2,380)	(726)	-30.5
Consolidated profit 2002	–	–	–	–
Profit 1/1-9/30/2003	(30)	–	(30)	
Total shareholders' equity and liabilities	**505,530**	**535.815**	**(30,285)**	**-5.7**

SEGMENT REPORTING

OPERATING PERFORMANCE BY SEGMENT FROM JANUARY 1 TO SEPTEMBER 30, 2003

in € m	Germany	Austria/ CEE	Corporates & Markets	Real Estate Workout	Other/ consolidation	HVB Group new
Net interest income						
1/1-9/30/2003	2,196	1,427	1,073	(11)	(278)	4,407
¾ of 2002	2,216	1,486	1,030	(7)	(273)	4,452
Provisions for losses on loans and advances						
1/1-9/30/2003	1,032	352	313	45	7	1,749
¾ of 2002	1,390	383	689	--	7	2,469
Net commission income						
1/1-9/30/2003	929	820	319	(1)	--	2,067
¾ of 2002	890	798	314	(2)	4	2,004
Trading profit (loss)						
1/1-9/30/2003	3	82	584	--	40	709
¾ of 2002	2	23	524	--	41	590
General administrative expenses						
1/1-9/30/2003	2,232	1,682	902	21	(1)	4,836
¾ of 2002	2,450	1,667	989	20	46	5,172
Balance of other operating income and expenses						
1/1-9/30/2003	320	5	4	(4)	46	371
¾ of 2002	21	18	22	(3)	77	135
Operating profit (loss)						
1/1-9/30/2003	184	300	765	(82)	(198)	969
¾ of 2002	(711)	275	212	(32)	(204)	(460)

in € m	Germany	Austria/ CEE	Corporates & Markets	Real Estate Workout	Other/ consolidation	HVB Group new
Net income from investments						
1/1-9/30/2003	(4)	30	(6)	--	(78)	(58)
¾ of 2002	(74)	37	(200)	--	677	440
Amortization of goodwill						
1/1-9/30/2003	14	97	46	--	3	160
¾ of 2002	161	88	45	--	2	296
Additions to restructuring provisions						
1/1-9/30/2003	--	--	--	--	--	--
¾ of 2002	159	1	26	--	26	212
Balance of other income and expenses						
1/1-9/30/2003	(8)	(1)	(3)	(56)	(353)	(421)
¾ of 2002	(8)	(2)	(2)	(86)	(14)	(112)
Profit (loss) from ordinary activities/Net income before taxes						
1/1-9/30/2003	158	232	710	(138)	(632)	330
¾ of 2002	(1,113)	221	(61)	(118)	431	(640)
of which: Bank Austria Group						
1/1-9/30/2003		232	52		7	291
¾ of 2002		221	(31)		26	216

KEY RATIOS, BY BUSINESS SEGMENTS

in %	Germany	Austria / CEE	Corporates & Markets	Real Estate Workout	Other/ consolidation	HVB Group new
Cost-income-ratio						
1/1-9/30/2003	64.7	72.1	45.6	--	--	64.0
1/1-12/31/2002	78.3	71.7	52.3	--	--	72.0
Return on equity after taxes, net of amortization of goodwill						
1/1-9/30/2003	3.1	7.4	20.6	--	--	1.3
1/1-12/31/2002 (pro-forma)	- 17.2	8.5	- 0.4	--	--	- 2.8
Return on equity after taxes						
1/1-9/30/2003	2.7	2.9	19.0	--	--	- 0.3
1/1-12/31/2002 (pro-forma)	- 20.7	4.6	- 1.6	--	--	- 5.4

Investor Relations-Team:

Christian.Becker-Hussong@hvb.de	☎ +49-89-378 28235
Susan.Eckenberg@ hvb.de	☎ +49-89-378 29185
Marc.Hess@ hvb.de	☎ +49-89-378 27602
Natascha.Ropeter@ hvb.de	☎ +49-89-378 26024
Richard.Speich@hvb.de	☎ +49-89-378 31063
Fax	☎ +49-89-378 24083

Web Site: http://www.hvbgroup.com/ir

Statements made in this publication regarding our intentions, expectations, beliefs or predictions are forward-looking statements, They are based on information, plans, estimates and projections available to us when we made the publication available publicly and therefore we undertake no obligation to update any of our statements because of new information or future events,

There are many important factors which could cause actual results to differ materially from those contained in any forward-looking statement, Such factors include conditions in the financial markets from which we derive a substantial portion of our trading revenues, governmental and regulatory trends and legislative developments, competitive pressures, potential defaults of borrowers or trading counterparties, reliability of our risk management policies, procedures and methods, management changes and changes to our business group,

HVB Group

File No. 82-3777

MEDIA RELEASE **29. OKTOBER 2003**
INVESTOR RELATIONS

Neun-Monats-Ergebnis 2003: Neue HVB Group im dritten Quartal mit deutlich beschleunigtem operativen Turnaround

(Erfolgsentwicklung nach neun Monaten im anteiligen Vorjahresvergleich mit der HVB Group neu pro-forma; Ergebnisse Q1 und Q2 2003 ebenfalls pro-forma HVB Group neu)

- **Betriebsergebnis HVB Group neu zum 30. September € 969 Mio, dabei im Q3 mit € 623 Mio beide Vorquartale erheblich übertroffen:**
  - **Im Q3 positive Entwicklung der operativen Kernerträge: Plus 6,4% vs. Q2 ohne Berücksichtigung Veräußerungsgewinn norisbank (€ 279 Mio)**
  - **Verwaltungsaufwendungen im Q3 auf Q2-Niveau; per 09/03 minus 6,5% geg. Vorjahr**
  - **Verbesserung der Cost-income-ratio – ohne Veräußerungsgewinn - auf 63,3% im Q3 bzw. 66,5% per 09/03 (72,0% per Ende 2002)**
  - **Risikovorsorge im Q3 stabil; per 09/03 minus 29,2% geg. Vorjahr**
- **Im Q3-Vorsteuerergebnis von € 368 Mio Belastung aus anteiliger Risikoabschirmung Hypo Real Estate Group enthalten (€ -115 Mio)**
- **Kontinuierliche Umsetzung des Transformationsprogramms 2003:**
  - **Erfolgreicher Spin-off Hypo Real Estate Group**
  - **Kräftiger Rückgang der Risikoaktiva**
  - **Verkauf norisbank im Q3 und Bank v. Ernst im Q4**
- **HVB Group nach gutem Q3-Ergebnis voll im Zielkorridor 2003**

Die HVB Group neu hat den positiven operativen Ergebnistrend des ersten Halbjahres 2003 im dritten Quartal noch deutlich beschleunigen können. Im Vergleich zu den Vorquartalen legten die operativen Kernerträge kräftig zu. Der Verwaltungsaufwand stabilisierte sich auf dem gegenüber Q1 nochmals niedrigeren Niveau des zweiten Quartals. Die Risikovorsorge lag planmäßig auf der Höhe der beiden ersten Quartale. Das Betriebsergebnis verbesserte sich sehr deutlich auf € 623 Mio. Auch ohne Berücksichtigung des im Q3 gebuchten Veräußerungsgewinns norisbank lag es um 76% über dem Ergebnis des zweiten Quartals.

Dieter Rampl, Sprecher des Vorstands der HVB Group: "Mit der Entwicklung im dritten Quartal sind wir insgesamt zufrieden. Wir liefern, was wir versprochen haben. Diese bisherigen Erfolge werden auch von der Börse honoriert. Das zeigt sich nicht zuletzt am Erfolg der Abspaltung der Hypo Real Estate. Wir kommen gut voran, wissen aber, dass wir noch ein gutes Stück Weg vor uns haben."

Die Entwicklung im Einzelnen:

Der Zinsüberschuss lag mit € 1.530 Mio spürbar über den ersten beiden Quartalen (+4,5% vs. Q2). Die HVB Group unterstreicht damit erfolgreich ihre Zielsetzung kontinuierlicher Margensteigerungen in allen Bereichen des Kundenkreditgeschäfts im Rahmen ihrer strikt risikoadjustierten Preispolitik. Belastende Effekte aus dem umfangreichen Abbau von Risikoaktiva und durch Währungseinflüsse konnten damit kompensiert werden. Gegenüber dem Vorjahreswert ging der Zinsüberschuss nach neun Monaten geringfügig um 1,0% auf € 4.407 Mio zurück. Die Zinsspanne – gemessen an den durchschnittlichen Risikoaktiva – stieg dabei gegenüber Vorjahresende um 20 Basispunkte auf 2,38% an.

Mit € 738 Mio im dritten Quartal erhöhte sich der Provisionsüberschuss gegenüber den beiden Vorquartalen kräftig (+12,0% vs. Q2). Dabei konnten wir von einem deutlich belebten Kundengeschäft und vom Absatz innovativer Finanzprodukte profitieren. Im Vorjahresvergleich stieg der Provisionsüberschuss per 30. September um 3,1% auf € 2.067 Mio. Anhaltend positiv war die Entwicklung im Handel: Mit € 222 Mio lag das Handelsergebnis trotz teilweise ungünstigerer Marktbedingungen nahezu auf dem Niveau der starken ersten beiden Quartale und nach neun Monaten mit € 709 Mio klar um 20,2% über dem Vorjahreswert.

Die gesamten operativen Erträge lagen mit € 7.554 Mio um 5,2% über dem Vorjahreswert. Hierin enthalten ist der Veräußerungsgewinn norisbank in Höhe von € 279 Mio. Besonders erfreulich ist der Anstieg von Quartal zu Quartal in diesem Jahr: Nach € 2.364 Mio im ersten und € 2.379 Mio im zweiten Quartal erreichte die HVB Group im dritten Quartal € 2.811 Mio mit und € 2.532 Mio (+6,4% vs. Q2) ohne den Veräußerungsgewinn norisbank.

Die Entwicklung bei den Verwaltungsaufwendungen zeigt, dass die Transformation und die Maßnahmen zur Kapazitätsanpassung greifen. Die Verwaltungsaufwendungen liegen mit € 1.603 Mio unverändert gegenüber dem Vorquartal und nach neun Monaten um 6,5% unter dem Vorjahreswert. Die Cost-income-ratio verbesserte sich per Ende September deutlich auf 64,0% (Jahresende 2002 : 72,0%). Ohne Veräußerungsgewinn norisbank erreichte sie 66,5% in den ersten neun Monaten und 63,3% im dritten Quartal, das ist der bisher beste Quartalswert in diesem Jahr.

Die Risikovorsorge entwickelte sich im dritten Quartal mit € 585 Mio erwartungsgemäß sehr stabil. Für die neue HVB Group gehen wir für das Gesamtjahr von einer Risikovorsorge von € 2.332 Mio aus. Das sind anteilig für die ersten neun Monate € 1.749 Mio, was – trotz unverändert schwieriger ökonomischer Rahmendaten - einem Rückgang von 29,2% gegenüber dem Vorjahreswert entspricht.

Das Betriebsergebnis stieg im dritten Quartal auf € 623 Mio, ohne Veräußerungsgewinn norisbank auf € 344 Mio. Damit erzielt die HVB Group nach € 151 Mio im ersten und € 195 Mio im zweiten Quartal ihr in diesem Jahr bislang klar bestes Ergebnis. Insgesamt erreicht das Betriebsergebnis nach neun Monaten € 969 Mio (Vorjahr: € -460 Mio).

Das Ergebnis vor Steuern lag im dritten Quartal bei € 368 Mio, nach neun Monaten erreichte es € 330 Mio (Vorjahr € -640 Mio). Das Ergebnis beinhaltet insbesondere mit € 345 Mio anteilig die Belastung aus der Risikoabschirmung für die Hypo Real Estate Group, die sich in diesem Jahr auf maximal € 460 Mio belaufen kann.

Vor Fremdanteilen erreicht das Ergebnis nach Steuern im dritten Quartal € 294 Mio und € 99 Mio nach neun Monaten. Die per Ende September deutlich auf € 129 Mio gestiegenen Fremdanteile beinhalten alleine € 77 Mio infolge des IPO der Bank Austria Creditanstalt, die im Q3 kumuliert für die ersten neun Monate anfielen. Im dritten Quartal erzielte die HVB Group einen Gewinn von € 196 Mio, bzw. ein Ergebnis von € -30 Mio per 30. September. Ohne die kumulierte Erhöhung der Fremdanteile im Q3 hätte die HVB Group auch nach neun Monaten einen Gewinn erzielt.

Die neue HVB Group hat klare Zielbandbreiten für das Jahr 2003 definiert. In den ersten neun Monaten hat sie diesen Zielkorridor anteilig erreicht:

HVB Group neu in Mio €	**Planung 2003**	**anteilige Prognose**	**1.1. – 30.9.2003**
Gesamte operative Erträge	9.500 – 9.900	7.125 – 7.425	7.275*
Kreditrisikovorsorge	2.300 – 2.600	1.725 – 1.950	1.749
Verwaltungsaufwendungen	6.500 – 6.700	4.875 – 5.025	4.836
Cost-Income-Ratio in %	66 - 70	66 - 70	66,5*

* ohne Veräußerungsgewinn norisbank

Die drei Geschäftsfelder der HVB Group neu haben sich entsprechend positiv entwickelt: Im Geschäftsfeld Deutschland stiegen die operativen Erträge ohne den Veräußerungsgewinn norisbank leicht gegenüber dem Vorjahr an. Verwaltungsaufwendungen und Kreditrisikovorsorge gingen deutlich zurück und führten zu einem deutlich verbesserten Betriebsergebnis. Österreich/CEE konnte das Betriebsergebnis in den ersten neun Monaten mit 9% erneut steigern. Bei stabilen operativen Erträgen und Verwaltungsaufwendungen nahm die Risikovorsorge spürbar ab. Corporates & Markets erzielte den höchsten Ergebnisbeitrag innerhalb der neuen HVB Group. Die operativen Erträge stiegen, die Verwaltungsaufwendungen gingen spürbar zurück, die Kreditrisikovorsorge halbierte sich. Beim Betriebsergebnis konnte der anteile Vorjahreswert mehr als verdreifacht werden.

Ihr Transformationsprogramm hat die HVB Group im dritten Quartal weiterhin konsequent umgesetzt und weitere Meilensteine planmäßig realisiert. Der Spin-off der Hypo Real Estate Group leistete mit ca. € 55 Mrd einen substanziellen Beitrag zur Reduzierung der Risikoaktiva. Damit verbindet die neue HVB Group die Vorteile eines verbesserten Risikoprofils sowie eines geringeren Refinanzierungsbedarfs. Gleichzeitig reduziert sie die Komplexität der Konzernstrukturen und unterstreicht ihren strategischen Fokus auf das Geschäft mit Privat- und Firmenkunden in Europa. Die Abspaltung wurde vom Markt sehr gut aufgenommen: Unsere Aktionäre haben infolge der guten Kursperformance beider Unternehmen seither deutliche Wertzuwächse erzielt.

Im Juli hatten wir den Verkauf der norisbank mit Wirkung zum 30. September bei einem Buchgewinn von € 279 Mio bekannt gegeben. Beim Verkauf der Bank von Ernst erzielt die HVB Group einen Buchgewinn von € 214 Mio im vierten Quartal. Gleichzeitig wird mit diesem Schritt der Geschäftsfokus der HVB Group in ihren europäischen Kernmärkten Deutschland, Österreich sowie Zentral- und Osteuropa gestärkt.

Beim Abbau der Risikoaktiva haben wir mit einer Reduzierung von € 80,8 Mrd - inkl. Spin-off Hypo Real Estate Group - auf € 259,8 Mrd zum 30. September klare Fortschritte erzielt. Dabei verbesserte sich die Kernkapitalquote von 5,1% (pro-forma HVB Group neu per 12/02) auf 6,0%, bzw. ca. 6,2% pro-forma inkl. der Effekte aus Veräußerungserlösen. Zur weiteren Verbesserung der Kernkapitalquote zum Jahresende wird die HVB Group ihre Risikoaktiva – u.a. durch Securitization-Transaktionen im geplanten Volumen von knapp € 10 Mrd - weiter deutlich vermindern, ihr gewerbliches Immobilienfinanzierungsportfolio in Amerika veräußern und ihr Kernkapital um bis zu € 750 Mio durch Gründung einer Tochtergesellschaft für Projektfinanzierungsgeschäfte mit einem externen Investor erhöhen. Nach Abschluss dieser Maßnahmen erwartet die HVB Group aus heutiger Sicht eine Kernkapitalquote zwischen 6,7% und 6,8%.

Quartalsübersicht 2003

Erfolgszahlen (in Mio €)	**3.Quartal 2003**	**2.Quartal 2003[1)]**	**1.Quartal 2003[1)]**
Zinsüberschuss	1.530	1.464	1.413
Kreditrisikovorsorge	585	581	583
Zinsüberschuss nach Kreditrisikovorsorge	945	883	830
Provisionsüberschuss	738	659	670
Handelsergebnis	222	246	241
Verwaltungsaufwand	1.603	1.603	1.630
Saldo sonstige betriebliche Erträge/Aufwendungen	321	10	40
Betriebsergebnis	**623**	**195**	**151**
Finanzanlageergebnis	- 60	5	- 3
Abschreibungen auf Geschäfts- oder Firmenwerte	53	53	54
Zuführung zu Restrukturierungsrückstellungen	--	--	--
Saldo übrige Erträge/Aufwendungen	- 142	- 256	- 23
Ergebnis der gewöhnlichen Geschäftstätigkeit/ Ergebnis vor Steuern	**368**	**- 109**	**71**
Ertragsteuern	74	97	60
Ergebnis nach Steuern	**294**	**- 206**	**11**
Fremdanteile am Ergebnis	- 98	- 11	- 20
Gewinn/Verlust	**196**	**- 217**	**- 9**

1) rückwirkende Anpassung des 1. und 2. Quartals 2003 wegen wirtschaftlicher Rückwirkung der Abspaltung Hypo Real Estate Group zum Spaltungsstichtag 1.1.2003 (pro-forma Darstellung)

Die wichtigsten Ergebnisse

HVB Group neu	1.1.-30.9.2003	2002
Kennzahlen (in %)		
Eigenkapitalrentabilität nach Steuern (bereinigt um Goodwillabschreibungen)	1,3	-2,3
Eigenkapitalrentabilität nach Steuern	-0,3	-4,4
Cost-Income-Ratio (gemessen an den operativen Erträgen)	64,0	69,1
Anteil Provisionsüberschuss an den operativen Erträgen	27,4	26,2
Erfolgszahlen	**1.1.-30.9.2003**	**1.1.-30.9.2002**
Betriebsergebnis (in Mio €)	969	-814
Gewinn/Verlust (in Mio €)	-30	-113
Ergebnis je Aktie (bereinigt um Goodwillabschreibung in €)	0,24	0,10
Ergebnis je Aktie (in €)	-0,06	-0,20
Bilanzzahlen (in Mrd €)	**30.9.2003**	**31.12.2002**
Bilanzsumme	505,5	691,2
Kreditvolumen	350,4	487,9
Bilanzielles Eigenkapital	10,4	14,2
Bankaufsichtsrechtliche Kennzahlen nach BIZ	**30.9.2003**	**31.12.2002**
Kernkapital (in Mrd €)	15,5	19,1
Eigenmittel (in Mrd €)	27,4	33,4
Risikoaktiva (in Mrd €)	259,8	340,6
Kernkapitalquote (in %)	6,0	5,6
Eigenmittelquote (in %)	9,5	9,1
Aktie	**1.1.-30.9.2003**	**2002**
Börsenkurs Stichtag (in €)	14,77	15,22
Höchststand (in €)	18,60	42,55
Tiefststand (in €)	6,88	11,75
Börsenkapitalisierung Stichtag (in Mrd €)	7,9	8,2
	30.9.2003	**31.12.2002**
Mitarbeiter	61.776	65.926
Geschäftsstellen	2.069	2.104

PRO-FORMA GEWINN- UND VERLUSTRECHNUNG

in Mio €	1.1.-30.9. 2003	¾ von 2002 pro-forma	Veränderungen in Mio €	in %
Zinsüberschuss	4.407	4.452	-45	-1,0
Kreditrisikovorsorge	1.749	2.469	-720	-29,2
Zinsüberschuss nach Kreditrisikovorsorge	2.658	1.983	+675	+34,0
Provisionsüberschuss	2.067	2.004	+63	+3,1
Handelsergebnis	709	590	+119	+20,2
Verwaltungsaufwand	4.836	5.172	-336	-6,5
Saldo sonstige betriebliche Erträge/Aufwendungen	371	135	+236	>+100,0
Betriebsergebnis	**969**	**-460**	**+1.429**	
Finanzanlageergebnis	-58	440	-498	
Abschreibungen auf Geschäfts- oder Firmenwerte	160	296	-136	-45,9
Zuführung zu Restrukturierungsrückstellungen	–	212	-212	-100,0
Saldo übrige Erträge/Aufwendungen	-421	-112	-309	>-100,0
Ergebnis der gewöhnlichen Geschäftstätigkeit / Ergebnis vor Steuern	**330**	**-640**	**+970**	
Ertragsteuern	231	-2	+233	
Ergebnis nach Steuern	**99**	**-638**	**+737**	
Fremdanteile am Ergebnis	-129	31	-160	
Gewinn/Verlust	**-30**	**-607**	**+577**	**+95,1**
nachrichtlich: Summe operative Erträge	7.554	7.181	373	+5,2

BILANZ zum 30. September 2003 mit pro-forma Vergleichswerten

AKTIVA in Mio €	30.9.2003	31.12.2002 pro-forma	Veränderung in Mio €	Veränderung in %
Barreserve	6.026	5.259	+767	+14,6
Handelsaktiva	85.689	85.252	+437	+0,5
Forderungen an Kreditinstitute	54.647	57.552	-2.905	-5,0
Forderungen an Kunden	297.136	314.854	-17.718	-5,6
Wertberichtigungen auf Forderungen	-12.561	-12.206	-355	-2,9
Finanzanlagen	55.678	65.807	-10.129	-15,4
Sachanlagen	2.998	3.331	-333	-10,0
Immaterielle Vermögenswerte	3.683	3.746	-63	-1,7
Sonstige Aktiva	12.234	12.220	+14	+0,1
SUMME DER AKTIVA	**505.530**	**535.815**	**-30.285**	**-5,7**

PASSIVA in Mio €	30.9.2003	31.12.2002 pro-forma	Veränderung in Mio €	Veränderung in %
Verbindlichkeiten gegenüber Kreditinstituten	121.343	136.419	-15.076	-11,1
Verbindlichkeiten gegenüber Kunden	143.241	147.096	-3.855	-2,6
Verbriefte Verbindlichkeiten	131.433	147.523	-16.090	-10,9
Handelspassiva	62.096	51.479	+10.617	+20,6
Rückstellungen	8.647	8.830	-183	-2,1
Sonstige Passiva	8.604	11.973	-3.369	-28,1
Nachrangkapital	17.995	20.564	-2.569	-12,5
Anteile in Fremdbesitz	1.799	678	+1.121	>100,0
Eigenkapital	10.372	11.253	-881	-7,8
Gezeichnetes Kapital	1.609	1.609	–	–
Kapitalrücklage	12.024	12.024	–	–
Gewinnrücklagen	–	–	–	–
Rücklage aus Währungs- und sonstige Veränderungen	-125	–	-125	
Bewertungsänderung von Finanzinstrumenten	-3.106	- 2.380	-726	-30,5
Konzerngewinn 2002	–	–	–	–
Verlust 1.1.-30.9.2003	-30	–	-30	
SUMME DER PASSIVA	**505.530**	**535.815**	**-30.285**	**-5,7**

ERFOLGSRECHNUNG NACH GESCHÄFTSFELDERN vom 1.Januar bis 30.September 2003

in Mio €	Deutschland	Österreich und CEE	Corporates & Markets	Workout Immobilien	Sonstige/ Konsolidierung	HVB Group neu
Zinsüberschuss						
1.1.-30.9.2003	2.196	1.427	1.073	-11	-278	4.407
¾ von 2002	2.216	1.486	1.030	-7	-273	4.452
Kreditrisikovorsorge						
1.1.-30.9.2003	1.032	352	313	45	7	1.749
¾ von 2002	1.390	383	689	--	7	2.469
Provisionsüberschuss						
1.1.-30.9.2003	929	820	319	-1	--	2.067
¾ von 2002	890	798	314	-2	4	2.004
Handelsergebnis						
1.1.-30.9.2003	3	82	584	--	40	709
¾ von 2002	2	23	524	--	41	590
Verwaltungsaufwand						
1.1.-30.9.2003	2.232	1.682	902	21	-1	4.836
¾ von 2002	2.450	1.667	989	20	46	5.172
Saldo sonstige betriebliche Erträge/ Aufwendungen						
1.1.-30.9.2003	320	5	4	-4	46	371
¾ von 2002	21	18	22	-3	77	135
Betriebsergebnis						
1.1.-30.9.2003	184	300	765	-82	-198	969
¾ von 2002	-711	275	212	-32	-204	-460

in Mio €	Deutschland	Österreich und CEE	Corporates & Markets	Workout Immo-bilien	Sonstige/ Konsolidierung	HVB Group neu
Finanzanlageergebnis						
1.1.-30.9.2003	-4	30	-6	--	-78	-58
¾ von 2002	-74	37	-200	--	677	440
Abschreibungen auf Geschäfts- oder Firmenwerte						
1.1.-30.9.2003	14	97	46	--	3	160
¾ von 2002	161	88	45	--	2	296
Zuführung zu Restrukturierungsrückstellungen						
1.1.-30.9.2003	--	--	--	--	--	--
¾ von 2002	159	1	26	--	26	212
Saldo übrige Erträge/ Aufwendungen						
1.1.-30.9.2003	-8	-1	-3	-56	-353	-421
¾ von 2002	-8	-2	-2	-86	-14	-112
Ergebnis der gewöhnlichen Geschäftstätigkeit / Ergebnis vor Steuern						
1.1.-30.9.2003	158	232	710	-138	-632	330
¾ von 2002	-1.113	221	-61	-118	431	-640
darunter: Bank Austria-Gruppe						
1.1.-30.9.2003		232	52		7	291
¾ von 2002		221	-31		26	216

KENNZIFFERN NACH GESCHÄFTSFELDERN

in %	Deutschland	Österreich und CEE	Corporates & Markets	Workout Immobilien	Sonstige/ Konsolidierung	HVB Group neu
Cost-Income-Ratio (auf der Basis der operativen Erträge)						
1.1.-30.9.2003	64,7	72,1	45,6	--	--	64,0
1.1.-31.12.2002	78,3	71,7	52,3	--	--	72,0
Eigenkapitalrentabilität nach Steuern (bereinigt um Goodwillabschreibungen)						
1.1.-30.9.2003	3,1	7,4	20,6	--	--	1,3
1.1.-31.12.2002 (pro-forma)	- 17,2	8,5	- 0,4	--	--	- 2,8
Eigenkapitalrentabilität nach Steuern						
1.1.-30.9.2003	2,7	2,9	19,0	--	--	- 0,3
1.1.-31.12.2002 (pro-forma)	- 20,7	4,6	- 1,6	--	--	- 5,4

Investor Relations-Team:

Christian.Becker-Hussong@hvb.de	☎ +49-89-378 28235
Susan.Eckenberg@hvb.de	☎ +49-89-378 29185
Marc.Hess@hvb.de	☎ +49-89-378 27602
Natascha.Ropeter@hvb.de	☎ +49-89-378 26024
Richard.Speich@hvb.de	☎ +49-89-378 31063
Fax	☎ +49-89-378 24083

Web Site: http://www.hvbgroup.com/ir

Aussagen in dieser Publikation zu unseren Absichten, Erwartungen, Meinungen oder Vorhersagen sind in die Zukunft gerichtete Prognosen. Sie basieren auf Informationen, Plänen, Schätzungen und Vorhersagen, die uns zu dem Zeitpunkt der Veröffentlichung zur Verfügung standen. Spätere Informationen und Ereignisse sind in unseren Aussagen nicht berücksichtigt. Durch die Veröffentlichung übernehmen wir weder ausdrücklich noch konkludent eine Verpflichtung zur Aktualisierung getroffener Aussagen.

Es gibt vielfältige Ursachen dafür, warum in die Zukunft gerichtete Prognosen sich im Nachhinein als unvollständig oder unrichtig herausstellen können. Sich verändernde Konditionen der Finanzmärkte in Regionen, in welchen wir uns engagieren, administrative und legislative Tendenzen und Fortentwicklungen, das Verhalten von Konkurrenten im Markt, Ausfallrisiken im Kredit- und Handelsbereich gehören hierzu wie auch die Verlässlichkeit unserer Risikomanagementsysteme und mögliche Veränderungen jeglicher Art in der HVB Group.

HVB Group

File No. 82-3777

MEDIA RELEASE **NOVEMBER 3, 2003**

INVESTOR RELATIONS

HypoVereinsbank increases VuW holding to over 90 percent

HypoVereinsbank will increase its holding in Vereins- und Westbank AG (VuW) from the present 76.5 percent to approximately 91 percent. To this end, HVB has agreed with Volksfürsorge Deutsche Lebensversicherung AG, a subsidiary of AMB Generali, that it will take over the latter's holding in VuW of 12.2 percent. Furthermore, HypoVereinsbank will take over roughly 2 percent from institutional investors. The shares will be transferred to HVB in January 2004 subject to approval of the respective authorities. A majority shareholder holding over 90 percent of the shares of a company may take advantage of the possibility of a simplified merger (so-called Group merger).

These acquirements were a further step in connection with the VuW-integration announced in the summer of this year.

Investor Relations-Team:

Christian.Becker-Hussong@hvb.de	☎ +49-89-378 28235
Susan.Eckenberg@hvb.de	☎ +49-89-378 29185
Marc.Hess@hvb.de	☎ +49-89-378 27602
Natascha.Ropeter@hvb.de	☎ +49-89-378 26024
Richard.Speich@hvb.de	☎ +49-89-378 31063
Fax	☎ +49-89-378 24083

Web Site: http://www.hvbgroup.com/ir

HVB Group

File No. 82-3777

MEDIA RELEASE
INVESTOR RELATIONS

3. NOVEMBER 2003

HypoVereinsbank erhöht VuW-Anteil auf mehr als 90 Prozent

Die HypoVereinsbank erhöht ihren Anteil an der Vereins- und Westbank AG (VuW) von derzeit 76,5 Prozent auf rund 91 Prozent. Dazu hat sich die HVB mit der Volksfürsorge Deutsche Lebensversicherung AG, einer Tochtergesellschaft der AMB Generali Holding AG, geeinigt, deren VuW-Anteil von 12,2 Prozent zu übernehmen. Weitere gut 2 Prozent übernimmt die HypoVereinsbank von institutionellen Investoren. Die Aktien werden im Januar 2004 vorbehaltlich der Zustimmung der Gremien auf die HVB übertragen. Ein Hauptaktionär, der mehr als 90 Prozent der Aktien einer Gesellschaft hält, kann u.a. die Möglichkeit einer vereinfachten Verschmelzung (sog. Konzernverschmelzung) nutzen.

Die Erwerbe sind ein weiterer Schritt im Zusammenhang mit der im Sommer bekannt gegebenen Integration der VuW.

Investor Relations-Team:

Christian.Becker-Hussong@hvb.de	☎ +49-89-378 28235
Susan.Eckenberg@hvb.de	☎ +49-89-378 29185
Marc.Hess@hvb.de	☎ +49-89-378 27602
Natascha.Ropeter@hvb.de	☎ +49-89-378 26024
Richard.Speich@hvb.de	☎ +49-89-378 31063
Fax	☎ +49-89-378 24083

Web Site: http://www.hvbgroup.com/ir